MTU Aero Engines

082-34917
SUPPL

BY COURIER

US Securities and Exchange Co[redacted]
Division of Corporation Finance
Office of International Corporate
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

München, 29.06.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated June 14, 2007

2) Notification of securities transactions by a member of the management board, dated June 20, 2007

3) Notification of securities transactions by a member of the supervisory board, dated June 20, 2007

4) Notification of securities transactions by a member of the management board, dated June 22, 2007

5) Notification of securities transactions by a member of the management board, dated June 25, 2007

6) Notification of securities transactions by a member of the management board, dated June 27, 2007

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

7) Notification of securities transactions by a member of the management board, dated June 27, 2007

8) Notification of securities transactions by a member of the management board, dated June 27, 2007

9) Correction of No. 8): Notification of securities transactions by a member of the management board, dated June 27, 2007

10) Notification of securities transactions by a member of the supervisory board, dated June 28, 2007

11) Notification of the acquisition of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on April 23, 2007

12) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on April 23, 2007

13) Correction of 11): Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on May 14, 2007

14) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on April 26, 2007

15) Notification of the acquisition of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on May 8, 2007

MTU Aero Engines

16) Notification of the acquisition of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on May 10, 2007

17) Notification of the acquisition of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on May 10, 2007

18) Interim Report as of March, 31, 2007 of MTU Aero Engines Holding AG

19) Invitation to the Ordinary Shareholders' Meeting of the Company published in the "elektronischer Bundesanzeiger", issue March 14, 2007

20) Annual Report 2006

21) Annual Financial Statements 2006 and Management Report of MTU Aero Engines Holding AG

22) Notification of dividend disbursements of the company published in the "elektronischer Bundesanzeiger" on May 7, 2007

23) New list of Supervisory Board members as notified to the Commercial Register on May 24, 2007

24) Amended Articles of Association MTU Aero Engines Holding AG as notified to the Commercial Register on April 27, 2007

25) Notification of the planned merger of MTU Aero Engines Investment GmbH with MTU Aero Engines Holding AG, published in the "elektronischer Bundesanzeiger", issue May 15, 2007

26) Notification about the decision to set up a subsidiary in Poland

MTU Aero Engines

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

MTU Aero Engines

www.mtu.de | 3. Juli 2007 | Drucken

Directors' Dealings

Durch das am 30.10.2004 in Kraft getretene Anlegerschutz-verbesserungsgesetz (AnsVG) wurde der §15a des Wertpapier-handelsgesetzes (WpHG) neu gefasst und deutlich erweitert. Entsprechend der Neuregelung ist jeder durch eine Person mit Führungsaufgaben bei der MTU Aero Engines Holding AG getätigte Kauf oder Verkauf von Aktien der MTU Aero Engines Holding AG durch die Gesellschaft zu veröffentlichen, wenn der Gesamtwert der Transaktion(en) 5.000 EUR bis zum Ende des Kalenderjahres erreicht. Die Meldung hierzu hat innerhalb von 5 Werktagen zu erfolgen. Zudem ist eine Meldung innerhalb dieser Frist an die Bundesanstalt für Finanzdienstleistungaufsicht (BaFin) zu senden. Die Meldepflicht bezieht sich über die Person mit Führungsaufgaben hinaus auch auf mit dieser Person in enger Beziehung stehenden Personen (Ehepartner oder eingetragene Lebenspartner, unterhaltspflichtige Kinder und andere Verwandte, wenn diese seit mindestens 12 Monaten in deren Haushalt leben, sowie juristische Personen, soweit diese von einer der oben genannten Personen kontrolliert werden).

Weitere Informationen finden Sie auf den Internetseiten der Bundesanstalt für Finanzdienstleistungsaufsicht BaFin:

www.bafin.de

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Jahr 2007

Datum	Name	Anzahl Aktien	WphG-Mitteilung / DGAP
28.06.2007	Michael Keller	1.881	pdf.-Datei
27.06.2007	Bernd Kessler	9.443	pdf.-Datei
27.06.2007	Reiner Winkler	8.796	pdf.-Datei
27.06.2007	Udo Stark	9.443	pdf.-Datei
25.06.2007	Udo Stark Vermögensverwaltungs KG	3.773	pdf.-Datei
22.06.2007	Udo Stark Vermögensverwaltungs KG	25.000	pdf.-Datei
20.06.2007	Dr. Klaus Steffens	3.000	pdf.-Datei
20.06.2007	Bernd Kessler	25.000	pdf.-Datei

14.06.2007	Udo Stark Vermögensverwaltungs KG (Bedingter Verkauf)	bis zu 200.000	pdf.-Datei
06.06.2007	Udo Stark Vermögensverwaltungs KG	25.000	pdf.-Datei
05.06.2007	Dr. Klaus Steffens	2.000	pdf.-Datei
01.06.2007	Dr. Klaus Steffens	2.000	pdf.-Datei
01.06.2007	Udo Stark Vermögensverwaltungs KG (Call Option mit Fälligkeit am 20.06.2008)	100.000	pdf.-Datei
24.05.2007	Udo Stark Vermögensverwaltungs KG	35.973	pdf.-Datei
23.05.2007	Udo Stark Vermögensverwaltungs KG	50.000	pdf.-Datei
23.05.2007	Bernd Kessler	50.000	pdf.-Datei
25.04.2007	Dr. Klaus Steffens	2.000	pdf.-Datei
03.04.2007	Michael Keller	8.000	pdf.-Datei
29.03.2007	Udo Stark Vermögensverwaltungs KG	50.000	pdf.-Datei
28.03.2007	Udo Stark Vermögensverwaltungs KG	200.000	pdf.-Datei
28.03.2007	Bernd Kessler	37.000	pdf.-Datei
26.03.2007	Reiner Winkler	50.000	pdf.-Datei
01.02.2007	KKR (Cayman) Ltd. Trust Plan	20.000	pdf.-Datei
15.01.2007	Dr. Klaus Steffens	1.000	pdf.-Datei
12.01.2007	Dr. Klaus Steffens	36	pdf.-Datei
12.01.2007	Dr. Klaus Steffens	400	pdf.-Datei
12.01.2007	Dr. Klaus Steffens	564	pdf.-Datei

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Dienstag, 19. Juni 2007 17:50
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

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Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: bedingter Verkauf
Datum: 14.06.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 0
Gesamtvolumen: 0
Ort: außerbörslich

Zu veröffentlichende Erläuter ung:

Bedingter Verkauf (außerbörslich) am 14.6.2007 von bis zu rund 200.000 Aktien der MTU Aero Engines Holding AG in 53 wöchentlichen Tranchen von je 3.773 Aktien in der Zeit ab 21. Juni 2007 zum Preis von Euro 48,9866 je Aktie.
Bedingung: XETRA-Schlußkurs der Aktie liegt zum festgelegten Stichtag der jeweiligen Woche oberhalb von Euro 40,86. Andernfalls erfolgt für diese Woche kein Verkauf der 3.773 Aktien.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 19.06.2007

ID 2651

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	19.06.2007 17:48
	Reuters	19.06.2007 17:48
	vwd	19.06.2007 17:48

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	19.06.2007 17:48
dpa-afx	19.06.2007 17:48
dgap.de	19.06.2007 17:48
FTD	19.06.2007 17:48

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	19.06.2007 17:48
Belgien	De Tijd	19.06.2007 17:48
Belgien	Belga	19.06.2007 17:48
Bulgarien	Pari	19.06.2007 17:48
Bulgarien	econ.bg	19.06.2007 17:48
Bulgarien	BTA	19.06.2007 17:48
Dänemark	Borsen	19.06.2007 17:48
Dänemark	ErhvervsBladet	19.06.2007 17:48
Estland	Postimees	19.06.2007 17:48
Estland	Eesti Ekspress	19.06.2007 17:48
Estland/Lettland/Litauen	BNS	19.06.2007 17:48
Finnland	Kauppalehti Oy	19.06.2007 17:48
Finnland	Helsingin Sanomat	19.06.2007 17:48
Frankreich	Les Echos	19.06.2007 17:48
Frankreich	boursier.com	19.06.2007 17:48
Frankreich	AFP	19.06.2007 17:48
Griechenland	Express	19.06.2007 17:48

Griechenland	Reporter.gr	19.06.2007 17:48
Griechenland	ANA	19.06.2007 17:48
Großbritannien	The Financial Times	19.06.2007 17:48
Großbritannien	FT.com	19.06.2007 17:48
Großbritannien/Irland	Press Association	19.06.2007 17:48
Irland	Irish Independent	19.06.2007 17:48
Irland	The Irish Times	19.06.2007 17:48
Island	Vidskiptabladid	19.06.2007 17:48
Island	mbl.is	19.06.2007 17:48
Italien	Il Sole 24 Ore	19.06.2007 17:48
Italien	AGI	19.06.2007 17:48
Kroatien	Poslovni dnevnik	19.06.2007 17:48
Kroatien	Banka magazine	19.06.2007 17:48
Kroatien	Hina	19.06.2007 17:48
Lettland	Dienas Bizness	19.06.2007 17:48
Lettland	FinanceNet	19.06.2007 17:48
Liechtenstein	Liechtensteiner Volksblatt	19.06.2007 17:48
Liechtenstein	Radio Liechtenstein	19.06.2007 17:48
Litauen	Verslo Zinios	19.06.2007 17:48
Luxemburg	Luxemburger Wort	19.06.2007 17:48
Luxemburg	wort.lu	19.06.2007 17:48
Malta	Independent	19.06.2007 17:48
Malta	The Times of Malta	19.06.2007 17:48
Niederlande	Financieele Dagblad	19.06.2007 17:48

	Niederlande	IEX.nl	19.06.2007 17:48
	Niederlande	ANP	19.06.2007 17:48
	Norwegen	aftenposten.no	19.06.2007 17:48
	Norwegen	Aftenposten	19.06.2007 17:48
	Norwegen	NTB	19.06.2007 17:48
	Polen	Gazeta Prawna	19.06.2007 17:48
	Polen	Parkiet	19.06.2007 17:48
	Polen	PAP	19.06.2007 17:48
	Portugal	Expresso	19.06.2007 17:48
	Portugal	Lusa	19.06.2007 17:48
	Portugal	Diario Economico	19.06.2007 17:48
	Rumänien	Capital	19.06.2007 17:48
	Rumänien	Ziarul financiar	19.06.2007 17:48
	Rumänien	Rompres	19.06.2007 17:48
	Schweden	Dagens Industri	19.06.2007 17:48
	Schweden	e24	19.06.2007 17:48
	Schweiz	AWP	19.06.2007 17:48
	Schweiz	Finanz und Wirtschaft	19.06.2007 17:48
	Schweiz	finanzinfo.ch	19.06.2007 17:48
	Skandinavien / Baltikum	OMX Group	19.06.2007 17:48
	Slowakei	Hospodarske noviny	19.06.2007 17:48
	Slowakei	oPeniazoch	19.06.2007 17:48
	Slowakei	TASR	19.06.2007 17:48
	Slowenien	Finance	19.06.2007 17:48

Slowenien	Kapital (not daily)	19.06.2007 17:48
Slowenien	STA	19.06.2007 17:48
Spanien	La Gacetta	19.06.2007 17:48
Spanien	CincoDias	19.06.2007 17:48
Spanien	EFE	19.06.2007 17:48
Tschechische Republik	Hospodarske Noviny	19.06.2007 17:48
Tschechische Republik	hn.ihned.cz	19.06.2007 17:48
Tschechische Republik	CTK	19.06.2007 17:48
Ungarn	MTI	19.06.2007 17:48
Ungarn	magyartokepiac.hu	19.06.2007 17:48
Ungarn	Magyar Tokepiac	19.06.2007 17:48
Zypern	xak.com	19.06.2007 17:48
Zypern	CNA	19.06.2007 17:48
Zypern	Financial Mirror	19.06.2007 17:48
Österreich	WirtschaftsBlatt	19.06.2007 17:48
Österreich	wirtschaftsblatt.at	19.06.2007 17:48
Österreich	APA	19.06.2007 17:48

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Montag, 25. Juni 2007 17:25
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Kessler
Vorname: Bernd
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 20.06.2007
Kurs/Preis: 47,50
Währung: EUR
Stückzahl: 25000,00
Gesamtvolumen: 1187500,00
Ort: außerbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 66**80995 München**
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 25.06.2007

ID 2695

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Kessler
First name: Bernd
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 20.06.2007
Price: 47.50
Currency: EUR
No. of items: 25000.00
Tota l amount traded: 1187500.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 25.06.2007

ID 2695

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	25.06.2007 17:20
Reuters	25.06.2007 17:20
vwd	25.06.2007 17:20

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	25.06.2007 17:20
dpa-afx	25.06.2007 17:20
dgap.de	25.06.2007 17:20
FTD	25.06.2007 17:20

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	25.06.2007 17:20
Belgien	De Tijd	25.06.2007 17:20
Belgien	Belga	25.06.2007 17:20
Bulgarien	Pari	25.06.2007 17:20
Bulgarien	econ.bg	25.06.2007 17:20
Bulgarien	BTA	25.06.2007 17:20
Dänemark	Borsen	25.06.2007 17:20
Dänemark	ErhvervsBladet	25.06.2007 17:20
Estland	Postimees	25.06.2007 17:20
Estland	Eesti Ekspress	25.06.2007 17:20
Estland/Lettland/Litauen	BNS	25.06.2007 17:20
Finnland	Kauppalehti Oy	25.06.2007 17:20
Finnland	Helsingin Sanomat	25.06.2007 17:20
Frankreich	Les Echos	25.06.2007 17:20
Frankreich	boursier.com	25.06.2007 17:20
Frankreich	AFP	25.06.2007 17:20
Griechenland	Express	25.06.2007 17:20
Griechenland	Reporter.gr	25.06.2007 17:20
Griechenland	ANA	25.06.2007 17:20
Großbritannien	The Financial Times	25.06.2007 17:20
Großbritannien	FT.com	25.06.2007 17:20
Großbritannien/Irland	Press Association	25.06.2007 17:20
Irland	Irish Independent	25.06.2007 17:20
Irland	The Irish Times	25.06.2007 17:20

Island	Vidskiptabladid	25.06.2007 17:20
Island	mbl.is	25.06.2007 17:20
Italien	Il Sole 24 Ore	25.06.2007 17:20
Italien	AGI	25.06.2007 17:20
Kroatien	Poslovni dnevnik	25.06.2007 17:20
Kroatien	Banka magazine	25.06.2007 17:20
Kroatien	Hina	25.06.2007 17:20
Lettland	Dienas Bizness	25.06.2007 17:20
Lettland	FinanceNet	25.06.2007 17:20
Liechtenstein	Liechtensteiner Volksblatt	25.06.2007 17:20
Liechtenstein	Radio Liechtenstein	25.06.2007 17:20
Litauen	Verslo Zinios	25.06.2007 17:20
Luxemburg	Luxemburger Wort	25.06.2007 17:20
Luxemburg	wort.lu	25.06.2007 17:20
Malta	Independent	25.06.2007 17:20
Malta	The Times of Malta	25.06.2007 17:20
Niederlande	Financieele Dagblad	25.06.2007 17:20
Niederlande	IEX.nl	25.06.2007 17:20
Niederlande	ANP	25.06.2007 17:20
Norwegen	aftenposten.no	25.06.2007 17:20
Norwegen	Aftenposten	25.06.2007 17:20
Norwegen	NTB	25.06.2007 17:20
Polen	Gazeta Prawna	25.06.2007 17:20
Polen	Parkiet	25.06.2007 17:20

Polen	PAP	25.06.2007 17:20
Portugal	Expresso	25.06.2007 17:20
Portugal	Lusa	25.06.2007 17:20
Portugal	Diario Economico	25.06.2007 17:20
Rumänien	Capital	25.06.2007 17:20
Rumänien	Ziarul financiar	25.06.2007 17:20
Rumänien	Rompres	25.06.2007 17:20
Schweden	Dagens Industri	25.06.2007 17:20
Schweden	e24	25.06.2007 17:20
Schweiz	AWP	25.06.2007 17:20
Schweiz	Finanz und Wirtschaft	25.06.2007 17:20
Schweiz	finanzinfo.ch	25.06.2007 17:20
Skandinavien / Baltikum	OMX Group	25.06.2007 17:20
Slowakei	Hospodarske noviny	25.06.2007 17:20
Slowakei	oPeniazoch	25.06.2007 17:20
Slowakei	TASR	25.06.2007 17:20
Slowenien	Finance	25.06.2007 17:20
Slowenien	Kapital (not daily)	25.06.2007 17:20
Slowenien	STA	25.06.2007 17:20
Spanien	La Gacetta	25.06.2007 17:20
Spanien	CincoDias	25.06.2007 17:20
Spanien	EFE	25.06.2007 17:20
Tschechische Republik	Hospodarske Noviny	25.06.2007 17:20
Tschechische Republik	hn.ihned.cz	25.06.2007 17:20

Tschechische Republik	CTK	25.06.2007 17:20
Ungarn	MTI	25.06.2007 17:20
Ungarn	magyartokepiac.hu	25.06.2007 17:20
Ungarn	Magyar Tokepiac	25.06.2007 17:20
Zypern	xak.com	25.06.2007 17:20
Zypern	CNA	25.06.2007 17:20
Zypern	Financial Mirror	25.06.2007 17:20
Österreich	WirtschaftsBlatt	25.06.2007 17:20
Österreich	wirtschaftsblatt.at	25.06.2007 17:20
Österreich	APA	25.06.2007 17:20

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Montag, 25. Juni 2007 17:17
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Steffens Dr.
Vorname: Klaus
Firma: c/o MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 20.06.2007
Kurs/Preis: 47,6224
Währung: EUR
Stückzahl: 3000,00
Gesamtvolumen: 142867,22
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Str aße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 25.06.2007

ID 2696

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Steffens Dr.
First name: Klaus
Company: c/o MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 20.06.2007
Price: 47.6224
Currency: EUR< br>No. of items: 3000.00
Total amount traded: 142867.22
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 25.06.2007

ID 2696

End of news

DGAP regulatory service

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	25.06.2007 17:14
Reuters	25.06.2007 17:14
vwd	25.06.2007 17:14

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	25.06.2007 17:14
dpa-afx	25.06.2007 17:14
dgap.de	25.06.2007 17:14
FTD	25.06.2007 17:14

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	25.06.2007 17:14
Belgien	De Tijd	25.06.2007 17:14
Belgien	Belga	25.06.2007 17:14
Bulgarien	Pari	25.06.2007 17:14
Bulgarien	econ.bg	25.06.2007 17:14
Bulgarien	BTA	25.06.2007 17:14
Dänemark	Borsen	25.06.2007 17:14
Dänemark	ErhvervsBladet	25.06.2007 17:14
Estland	Postimees	25.06.2007 17:14
Estland	Eesti Ekspress	25.06.2007 17:14
Estland/Lettland/Litauen	BNS	25.06.2007 17:14
Finnland	Kauppalehti Oy	25.06.2007 17:14
Finnland	Helsingin Sanomat	25.06.2007 17:14
Frankreich	Les Echos	25.06.2007 17:14
Frankreich	boursier.com	25.06.2007 17:14
Frankreich	AFP	25.06.2007 17:14
Griechenland	Express	25.06.2007 17:14
Griechenland	Reporter.gr	25.06.2007 17:14
Griechenland	ANA	25.06.2007 17:14
Großbritannien	The Financial Times	25.06.2007 17:14
Großbritannien	FT.com	25.06.2007 17:14
Großbritannien/Irland	Press Association	25.06.2007 17:14
Irland	Irish Independent	25.06.2007 17:14
Irland	The Irish Times	25.06.2007 17:14

	Island	Vidskiptabladid	25.06.2007 17:14
	Island	mbl.is	25.06.2007 17:14
	Italien	Il Sole 24 Ore	25.06.2007 17:14
	Italien	AGI	25.06.2007 17:14
	Kroatien	Poslovni dnevnik	25.06.2007 17:14
	Kroatien	Banka magazine	25.06.2007 17:14
	Kroatien	Hina	25.06.2007 17:14
	Lettland	Dienas Bizness	25.06.2007 17:14
	Lettland	FinanceNet	25.06.2007 17:14
	Liechtenstein	Liechtensteiner Volksblatt	25.06.2007 17:14
	Liechtenstein	Radio Liechtenstein	25.06.2007 17:14
	Litauen	Verslo Zinios	25.06.2007 17:14
	Luxemburg	Luxemburger Wort	25.06.2007 17:14
	Luxemburg	wort.lu	25.06.2007 17:14
	Malta	Independent	25.06.2007 17:14
	Malta	The Times of Malta	25.06.2007 17:14
	Niederlande	Financieele Dagblad	25.06.2007 17:14
	Niederlande	IEX.nl	25.06.2007 17:14
	Niederlande	ANP	25.06.2007 17:14
	Norwegen	aftenposten.no	25.06.2007 17:14
	Norwegen	Aftenposten	25.06.2007 17:14
	Norwegen	NTB	25.06.2007 17:14
	Polen	Gazeta Prawna	25.06.2007 17:14
	Polen	Parkiet	25.06.2007 17:14

Polen	PAP	25.06.2007 17:14
Portugal	Expresso	25.06.2007 17:14
Portugal	Lusa	25.06.2007 17:14
Portugal	Diario Economico	25.06.2007 17:14
Rumänien	Capital	25.06.2007 17:14
Rumänien	Ziarul financiar	25.06.2007 17:14
Rumänien	Rompres	25.06.2007 17:14
Schweden	Dagens Industri	25.06.2007 17:14
Schweden	e24	25.06.2007 17:14
Schweiz	AWP	25.06.2007 17:14
Schweiz	Finanz und Wirtschaft	25.06.2007 17:14
Schweiz	finanzinfo.ch	25.06.2007 17:14
Skandinavien / Baltikum	OMX Group	25.06.2007 17:14
Slowakei	Hospodarske noviny	25.06.2007 17:14
Slowakei	oPeniazoch	25.06.2007 17:14
Slowakei	TASR	25.06.2007 17:14
Slowenien	Finance	25.06.2007 17:14
Slowenien	Kapital (not daily)	25.06.2007 17:14
Slowenien	STA	25.06.2007 17:14
Spanien	La Gacetta	25.06.2007 17:14
Spanien	CincoDias	25.06.2007 17:14
Spanien	EFE	25.06.2007 17:14
Tschechische Republik	Hospodarske Noviny	25.06.2007 17:14
Tschechische Republik	hn.ihned.cz	25.06.2007 17:14

Tschechische Republik	CTK	25.06.2007 17:14
Ungarn	MTI	25.06.2007 17:14
Ungarn	magyartokepiac.hu	25.06.2007 17:14
Ungarn	Magyar Tokepiac	25.06.2007 17:14
Zypern	xak.com	25.06.2007 17:14
Zypern	CNA	25.06.2007 17:14
Zypern	Financial Mirror	25.06.2007 17:14
Österreich	WirtschaftsBlatt	25.06.2007 17:14
Österreich	wirtschaftsblatt.at	25.06.2007 17:14
Österreich	APA	25.06.2007 17:14

FERINO, Petra

An: VILLALOBOS BAUM, Tatiana

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 28. Juni 2007 17:05
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 22.06.2007
Kurs/Preis: 47,40
Währung: EUR
Stückzahl: 25000,00
Gesamtvolumen: 1185000,00
Ort: ausse rbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 28.06.2007

ID 2726

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial

responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares**ISIN/WKN of the financial instrument: DE000A0D9PT0**
Type of transaction: Sale
Date: 22.06.2007
Price: 47.40
Currency: EUR
No. of items: 25000.00
Total amount traded: 1185000.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 28.06.2007

ID 2726

-

End of news

Verbreitungsnetzwerk: 100-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem	Einspeisung
Bloomberg	28.06.2007 17:02
Reuters	28.06.2007 17:02

vwd:	vwd	28.06.2007 17:02

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	28.06.2007 17:02
dpa-afx	28.06.2007 17:02
dgap.de	28.06.2007 17:02
FTD	28.06.2007 17:02

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	28.06.2007 17:02
Belgien	De Tijd	28.06.2007 17:02
Belgien	Belga	28.06.2007 17:02
Bulgarien	Pari	28.06.2007 17:02
Bulgarien	econ.bg	28.06.2007 17:02
Bulgarien	BTA	28.06.2007 17:02
Dänemark	Borsen	28.06.2007 17:02
Dänemark	ErhvervsBladet	28.06.2007 17:02
Estland	Postimees	28.06.2007 17:02
Estland	Eesti Ekspress	28.06.2007 17:02
Estland/Lettland/Litauen	BNS	28.06.2007 17:02
Finnland	Kauppalehti Oy	28.06.2007 17:02
Finnland	Helsingin Sanomat	28.06.2007 17:02
Frankreich	Les Echos	28.06.2007 17:02
Frankreich	boursier.com	28.06.2007 17:02

Frankreich	AFP	28.06.2007 17:02
Griechenland	Express	28.06.2007 17:02
Griechenland	Reporter.gr	28.06.2007 17:02
Griechenland	ANA	28.06.2007 17:02
Großbritannien	The Financial Times	28.06.2007 17:02
Großbritannien	FT.com	28.06.2007 17:02
Großbritannien/Irland	Press Association	28.06.2007 17:02
Irland	Irish Independent	28.06.2007 17:02
Irland	The Irish Times	28.06.2007 17:02
Island	Vidskiptabladid	28.06.2007 17:02
Island	mbl.is	28.06.2007 17:02
Italien	Il Sole 24 Ore	28.06.2007 17:02
Italien	AGI	28.06.2007 17:02
Kroatien	Poslovni dnevnik	28.06.2007 17:02
Kroatien	Banka magazine	28.06.2007 17:02
Kroatien	Hina	28.06.2007 17:02
Lettland	Dienas Bizness	28.06.2007 17:02
Lettland	FinanceNet	28.06.2007 17:02
Liechtenstein	Liechtensteiner Volksblatt	28.06.2007 17:02
Liechtenstein	Radio Liechtenstein	28.06.2007 17:02
Litauen	Verslo Zinios	28.06.2007 17:02
Luxemburg	Luxemburger Wort	28.06.2007 17:02
Luxemburg	wort.lu	28.06.2007 17:02
Malta	Independent	28.06.2007 17:02

Malta	The Times of Malta	28.06.2007 17:02
Niederlande	Financieele Dagblad	28.06.2007 17:02
Niederlande	IEX.nl	28.06.2007 17:02
Niederlande	ANP	28.06.2007 17:02
Norwegen	aftenposten.no	28.06.2007 17:02
Norwegen	Aftenposten	28.06.2007 17:02
Norwegen	NTB	28.06.2007 17:02
Polen	Gazeta Prawna	28.06.2007 17:02
Polen	Parkiet	28.06.2007 17:02
Polen	PAP	28.06.2007 17:02
Portugal	Expresso	28.06.2007 17:02
Portugal	Lusa	28.06.2007 17:02
Portugal	Diario Economico	28.06.2007 17:02
Rumänien	Capital	28.06.2007 17:02
Rumänien	Ziarul financiar	28.06.2007 17:02
Rumänien	Rompres	28.06.2007 17:02
Schweden	Dagens Industri	28.06.2007 17:02
Schweden	e24	28.06.2007 17:02
Schweiz	AWP	28.06.2007 17:02
Schweiz	Finanz und Wirtschaft	28.06.2007 17:02
Schweiz	finanzinfo.ch	28.06.2007 17:02
Skandinavien / Baltikum	OMX Group	28.06.2007 17:02
Slowakei	Hospodarske noviny	28.06.2007 17:02
Slowakei	oPeniazoch	28.06.2007 17:02

Slowakei	TASR	28.06.2007 17:02
Slowenien	Finance	28.06.2007 17:02
Slowenien	Kapital (not daily)	28.06.2007 17:02
Slowenien	STA	28.06.2007 17:02
Spanien	La Gacetta	28.06.2007 17:02
Spanien	CincoDias	28.06.2007 17:02
Spanien	EFE	28.06.2007 17:02
Tschechische Republik	Hospodarske Noviny	28.06.2007 17:02
Tschechische Republik	hn.ihned.cz	28.06.2007 17:02
Tschechische Republik	CTK	28.06.2007 17:02
Ungarn	MTI	28.06.2007 17:02
Ungarn	magyartokepiac.hu	28.06.2007 17:02
Ungarn	Magyar Tokepiac	28.06.2007 17:02
Zypern	xak.com	28.06.2007 17:02
Zypern	CNA	28.06.2007 17:02
Zypern	Financial Mirror	28.06.2007 17:02
Österreich	WirtschaftsBlatt	28.06.2007 17:02
Österreich	wirtschaftsblatt.at	28.06.2007 17:02
Österreich	APA	28.06.2007 17:02

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Donnerstag, 28. Juni 2007 17:11
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 25.06.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.6.2007 veröffentlichten bedingten Verkaufs vom 14.6.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 28.06.2007

ID 2678

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungsystem	Einspeisung
	Bloomberg	28.06.2007 17:09
	Reuters	28.06.2007 17:09
vwd:	vwd	28.06.2007 17:09

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	28.06.2007 17:09
dpa-afx	28.06.2007 17:09
dgap.de	28.06.2007 17:09
FTD	28.06.2007 17:09

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	28.06.2007 17:09
Belgien	De Tijd	28.06.2007 17:09
Belgien	Belga	28.06.2007 17:09
Bulgarien	Pari	28.06.2007 17:09
Bulgarien	econ.bg	28.06.2007 17:09
Bulgarien	BTA	28.06.2007 17:09
Dänemark	Borsen	28.06.2007 17:09
Dänemark	ErhvervsBladet	28.06.2007 17:09
Estland	Postimees	28.06.2007 17:09
Estland	Eesti Ekspress	28.06.2007 17:09
Estland/Lettland/Litauen	BNS	28.06.2007 17:09
Finnland	Kauppalehti Oy	28.06.2007 17:09
Finnland	Helsingin Sanomat	28.06.2007 17:09
Frankreich	Les Echos	28.06.2007 17:09
Frankreich	boursier.com	28.06.2007 17:09
Frankreich	AFP	28.06.2007 17:09
Griechenland	Express	28.06.2007 17:09
Griechenland	Reporter.gr	28.06.2007 17:09

Griechenland	ANA	28.06.2007 17:09
Großbritannien	The Financial Times	28.06.2007 17:09
Großbritannien	FT.com	28.06.2007 17:09
Großbritannien/Irland	Press Association	28.06.2007 17:09
Irland	Irish Independent	28.06.2007 17:09
Irland	The Irish Times	28.06.2007 17:09
Island	Vidskiptabladid	28.06.2007 17:09
Island	mbl.is	28.06.2007 17:09
Italien	Il Sole 24 Ore	28.06.2007 17:09
Italien	AGI	28.06.2007 17:09
Kroatien	Poslovni dnevnik	28.06.2007 17:09
Kroatien	Banka magazine	28.06.2007 17:09
Kroatien	Hina	28.06.2007 17:09
Lettland	Dienas Bizness	28.06.2007 17:09
Lettland	FinanceNet	28.06.2007 17:09
Liechtenstein	Liechtensteiner Volksblatt	28.06.2007 17:09
Liechtenstein	Radio Liechtenstein	28.06.2007 17:09
Litauen	Verslo Zinios	28.06.2007 17:09
Luxemburg	Luxemburger Wort	28.06.2007 17:09
Luxemburg	wort.lu	28.06.2007 17:09
Malta	Independent	28.06.2007 17:09
Malta	The Times of Malta	28.06.2007 17:09
Niederlande	Financieele Dagblad	28.06.2007 17:09
Niederlande	IEX.nl	28.06.2007 17:09

Niederlande	ANP	28.06.2007 17:09
Norwegen	aftenposten.no	28.06.2007 17:09
Norwegen	Aftenposten	28.06.2007 17:09
Norwegen	NTB	28.06.2007 17:09
Polen	Gazeta Prawna	28.06.2007 17:09
Polen	Parkiet	28.06.2007 17:09
Polen	PAP	28.06.2007 17:09
Portugal	Expresso	28.06.2007 17:09
Portugal	Lusa	28.06.2007 17:09
Portugal	Diario Economico	28.06.2007 17:09
Rumänien	Capital	28.06.2007 17:09
Rumänien	Ziarul financiar	28.06.2007 17:09
Rumänien	Rompres	28.06.2007 17:09
Schweden	Dagens Industri	28.06.2007 17:09
Schweden	e24	28.06.2007 17:09
Schweiz	AWP	28.06.2007 17:09
Schweiz	Finanz und Wirtschaft	28.06.2007 17:09
Schweiz	finanzinfo.ch	28.06.2007 17:09
Skandinavien / Baltikum	OMX Group	28.06.2007 17:09
Slowakei	Hospodarske noviny	28.06.2007 17:09
Slowakei	oPeniazoch	28.06.2007 17:09
Slowakei	TASR	28.06.2007 17:09
Slowenien	Finance	28.06.2007 17:09
Slowenien	Kapital (not daily)	28.06.2007 17:09

Slowenien	STA	28.06.2007 17:09
Spanien	La Gacetta	28.06.2007 17:09
Spanien	CincoDias	28.06.2007 17:09
Spanien	EFE	28.06.2007 17:09
Tschechische Republik	Hospodarske Noviny	28.06.2007 17:09
Tschechische Republik	hn.ihned.cz	28.06.2007 17:09
Tschechische Republik	CTK	28.06.2007 17:09
Ungarn	MTI	28.06.2007 17:09
Ungarn	magyartokepiac.hu	28.06.2007 17:09
Ungarn	Magyar Tokepiac	28.06.2007 17:09
Zypern	xak.com	28.06.2007 17:09
Zypern	CNA	28.06.2007 17:09
Zypern	Financial Mirror	28.06.2007 17:09
Österreich	WirtschaftsBlatt	28.06.2007 17:09
Österreich	wirtschaftsblatt.at	28.06.2007 17:09
Österreich	APA	28.06.2007 17:09

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Donnerstag, 28. Juni 2007 17:17
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Stark
Vorname: Udo
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 27.06.2007
Kurs/Preis: 43,64
Währung: EUR
Stückzahl: 9443,00
Gesamtvolumen: 412092,52
Ort: außerbörslich

Zu veröffentlichende Erläuterung:

Es handelt sich um den Erwerb von Aktien im Rahmen des Matching Stock Program (MSP) nach Ausübung von im Jahre 2005 zugeteilten Phantom Stocks.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 28.06.2007

ID 2728

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungsystem	Einspeisung
	Bloomberg	28.06.2007 17:15
	Reuters	28.06.2007 17:15
vwd:	vwd	28.06.2007 17:15

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

	Dow Jones	28.06.2007 17:15
	dpa-afx	28.06.2007 17:15
	dgap.de	28.06.2007 17:15
	FTD	28.06.2007 17:15

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	28.06.2007 17:15
	Belgien	De Tijd	28.06.2007 17:15
	Belgien	Belga	28.06.2007 17:15
	Bulgarien	Pari	28.06.2007 17:15
	Bulgarien	econ.bg	28.06.2007 17:15
	Bulgarien	BTA	28.06.2007 17:15
	Dänemark	Borsen	28.06.2007 17:15
	Dänemark	ErhvervsBladet	28.06.2007 17:15
	Estland	Postimees	28.06.2007 17:15
	Estland	Eesti Ekspress	28.06.2007 17:15
	Estland/Lettland/Litauen	BNS	28.06.2007 17:15
	Finnland	Kauppalehti Oy	28.06.2007 17:15
	Finnland	Helsingin Sanomat	28.06.2007 17:15
	Frankreich	Les Echos	28.06.2007 17:15
	Frankreich	boursier.com	28.06.2007 17:15
	Frankreich	AFP	28.06.2007 17:15
	Griechenland	Express	28.06.2007 17:15
	Griechenland	Reporter.gr	28.06.2007 17:15

Griechenland	ANA	28.06.2007 17:15
Großbritannien	The Financial Times	28.06.2007 17:15
Großbritannien	FT.com	28.06.2007 17:15
Großbritannien/Irland	Press Association	28.06.2007 17:15
Irland	Irish Independent	28.06.2007 17:15
Irland	The Irish Times	28.06.2007 17:15
Island	Vidskiptabladid	28.06.2007 17:15
Island	mbl.is	28.06.2007 17:15
Italien	Il Sole 24 Ore	28.06.2007 17:15
Italien	AGI	28.06.2007 17:15
Kroatien	Poslovni dnevnik	28.06.2007 17:15
Kroatien	Banka magazine	28.06.2007 17:15
Kroatien	Hina	28.06.2007 17:15
Lettland	Dienas Bizness	28.06.2007 17:15
Lettland	FinanceNet	28.06.2007 17:15
Liechtenstein	Liechtensteiner Volksblatt	28.06.2007 17:15
Liechtenstein	Radio Liechtenstein	28.06.2007 17:15
Litauen	Verslo Zinios	28.06.2007 17:15
Luxemburg	Luxemburger Wort	28.06.2007 17:15
Luxemburg	wort.lu	28.06.2007 17:15
Malta	Independent	28.06.2007 17:15
Malta	The Times of Malta	28.06.2007 17:15
Niederlande	Financieele Dagblad	28.06.2007 17:15
Niederlande	IEX.nl	28.06.2007 17:15

Niederlande	ANP	28.06.2007 17:15
Norwegen	aftenposten.no	28.06.2007 17:15
Norwegen	Aftenposten	28.06.2007 17:15
Norwegen	NTB	28.06.2007 17:15
Polen	Gazeta Prawna	28.06.2007 17:15
Polen	Parkiet	28.06.2007 17:15
Polen	PAP	28.06.2007 17:15
Portugal	Expresso	28.06.2007 17:15
Portugal	Lusa	28.06.2007 17:15
Portugal	Diario Economico	28.06.2007 17:15
Rumänien	Capital	28.06.2007 17:15
Rumänien	Ziarul financiar	28.06.2007 17:15
Rumänien	Rompres	28.06.2007 17:15
Schweden	Dagens Industri	28.06.2007 17:15
Schweden	e24	28.06.2007 17:15
Schweiz	AWP	28.06.2007 17:15
Schweiz	Finanz und Wirtschaft	28.06.2007 17:15
Schweiz	finanzinfo.ch	28.06.2007 17:15
Skandinavien / Baltikum	OMX Group	28.06.2007 17:15
Slowakei	Hospodarske noviny	28.06.2007 17:15
Slowakei	oPeniazoch	28.06.2007 17:15
Slowakei	TASR	28.06.2007 17:15
Slowenien	Finance	28.06.2007 17:15
Slowenien	Kapital (not daily)	28.06.2007 17:15

Slowenien	STA	28.06.2007 17:15
Spanien	La Gacetta	28.06.2007 17:15
Spanien	CincoDias	28.06.2007 17:15
Spanien	EFE	28.06.2007 17:15
Tschechische Republik	Hospodarske Noviny	28.06.2007 17:15
Tschechische Republik	hn.ihned.cz	28.06.2007 17:15
Tschechische Republik	CTK	28.06.2007 17:15
Ungarn	MTI	28.06.2007 17:15
Ungarn	magyartokepiac.hu	28.06.2007 17:15
Ungarn	Magyar Tokepiac	28.06.2007 17:15
Zypern	xak.com	28.06.2007 17:15
Zypern	CNA	28.06.2007 17:15
Zypern	Financial Mirror	28.06.2007 17:15
Österreich	WirtschaftsBlatt	28.06.2007 17:15
Österreich	wirtschaftsblatt.at	28.06.2007 17:15
Österreich	APA	28.06.2007 17:15

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Donnerstag, 28. Juni 2007 17:23
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 27.06.2007
Kurs/Preis: 43,64
Währung: EUR
Stückzahl: 8796,00
Gesamtvolumen: 383857,44
Ort: außerbörslich

Zu veröffentlichende Erläuterung:

Es handelt sich um den Erwerb von Aktien im Rahmen des Matching Stock Program (MSP) nach Ausübung von im Jahre 2005 zugetei lten Phantom Stocks.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 28.06.2007

ID 2670

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	28.06.2007 17:21
	Reuters	28.06.2007 17:21
vwd:	vwd	28.06.2007 17:21

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	28.06.2007 17:21
dpa-afx	28.06.2007 17:21
dgap.de	28.06.2007 17:21
FTD	28.06.2007 17:21

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	28.06.2007 17:21
Belgien	De Tijd	28.06.2007 17:21
Belgien	Belga	28.06.2007 17:21
Bulgarien	Pari	28.06.2007 17:21
Bulgarien	econ.bg	28.06.2007 17:21
Bulgarien	BTA	28.06.2007 17:21
Dänemark	Borsen	28.06.2007 17:21
Dänemark	ErhvervsBladet	28.06.2007 17:21
Estland	Postimees	28.06.2007 17:21
Estland	Eesti Ekspress	28.06.2007 17:21
Estland/Lettland/Litauen	BNS	28.06.2007 17:21
Finnland	Kauppalehti Oy	28.06.2007 17:21
Finnland	Helsingin Sanomat	28.06.2007 17:21
Frankreich	Les Echos	28.06.2007 17:21
Frankreich	boursier.com	28.06.2007 17:21
Frankreich	AFP	28.06.2007 17:21
Griechenland	Express	28.06.2007 17:21
Griechenland	Reporter.gr	28.06.2007 17:21

Griechenland	ANA	28.06.2007 17:21
Großbritannien	The Financial Times	28.06.2007 17:21
Großbritannien	FT.com	28.06.2007 17:21
Großbritannien/Irland	Press Association	28.06.2007 17:21
Irland	Irish Independent	28.06.2007 17:21
Irland	The Irish Times	28.06.2007 17:21
Island	Vidskiptabladid	28.06.2007 17:21
Island	mbl.is	28.06.2007 17:21
Italien	Il Sole 24 Ore	28.06.2007 17:21
Italien	AGI	28.06.2007 17:21
Kroatien	Poslovni dnevnik	28.06.2007 17:21
Kroatien	Banka magazine	28.06.2007 17:21
Kroatien	Hina	28.06.2007 17:21
Lettland	Dienas Bizness	28.06.2007 17:21
Lettland	FinanceNet	28.06.2007 17:21
Liechtenstein	Liechtensteiner Volksblatt	28.06.2007 17:21
Liechtenstein	Radio Liechtenstein	28.06.2007 17:21
Litauen	Verslo Zinios	28.06.2007 17:21
Luxemburg	Luxemburger Wort	28.06.2007 17:21
Luxemburg	wort.lu	28.06.2007 17:21
Malta	Independent	28.06.2007 17:21
Malta	The Times of Malta	28.06.2007 17:21
Niederlande	Financieele Dagblad	28.06.2007 17:21
Niederlande	IEX.nl	28.06.2007 17:21

Niederlande	ANP	28.06.2007 17:21
Norwegen	aftenposten.no	28.06.2007 17:21
Norwegen	Aftenposten	28.06.2007 17:21
Norwegen	NTB	28.06.2007 17:21
Polen	Gazeta Prawna	28.06.2007 17:21
Polen	Parkiet	28.06.2007 17:21
Polen	PAP	28.06.2007 17:21
Portugal	Expresso	28.06.2007 17:21
Portugal	Lusa	28.06.2007 17:21
Portugal	Diario Economico	28.06.2007 17:21
Rumänien	Capital	28.06.2007 17:21
Rumänien	Ziarul financiar	28.06.2007 17:21
Rumänien	Rompres	28.06.2007 17:21
Schweden	Dagens Industri	28.06.2007 17:21
Schweden	e24	28.06.2007 17:21
Schweiz	AWP	28.06.2007 17:21
Schweiz	Finanz und Wirtschaft	28.06.2007 17:21
Schweiz	finanzinfo.ch	28.06.2007 17:21
Skandinavien / Baltikum	OMX Group	28.06.2007 17:21
Slowakei	Hospodarske noviny	28.06.2007 17:21
Slowakei	oPeniazoch	28.06.2007 17:21
Slowakei	TASR	28.06.2007 17:21
Slowenien	Finance	28.06.2007 17:21
Slowenien	Kapital (not daily)	28.06.2007 17:21

Slowenien	STA	28.06.2007 17:21
Spanien	La Gacetta	28.06.2007 17:21
Spanien	CincoDias	28.06.2007 17:21
Spanien	EFE	28.06.2007 17:21
Tschechische Republik	Hospodarske Noviny	28.06.2007 17:21
Tschechische Republik	hn.ihned.cz	28.06.2007 17:21
Tschechische Republik	CTK	28.06.2007 17:21
Ungarn	MTI	28.06.2007 17:21
Ungarn	magyartokepiac.hu	28.06.2007 17:21
Ungarn	Magyar Tokepiac	28.06.2007 17:21
Zypern	xak.com	28.06.2007 17:21
Zypern	CNA	28.06.2007 17:21
Zypern	Financial Mirror	28.06.2007 17:21
Österreich	WirtschaftsBlatt	28.06.2007 17:21
Österreich	wirtschaftsblatt.at	28.06.2007 17:21
Österreich	APA	28.06.2007 17:21

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Freitag, 29. Juni 2007 11:20
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Kessler
Vorname: Bernd
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 27.06.2007
Kurs/Preis: 43,64
Währung: EUR
Stückzahl: 9443,00
Gesamtvolumen: 412092,52
Ort: außerbörslich

Zu veröffentlichende Erläuterung:

Korrektur der Meldung vom 28.06.2007 17:27 Uhr: Es handelt sich nicht um einen Verkauf, sondern um einen Kauf.
Es handelt sich um den Erwerb von Aktien im Rahmen des Matching Stock Program (MSP) nach Ausübung von im Jahre 2005 zugeteilten Phantom Stocks.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 29.06.2007

ID 2747

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	29.06.2007 11:18
Reuters	29.06.2007 11:18
vwd	29.06.2007 11:18

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

	Dow Jones	29.06.2007 11:18
	dpa-afx	29.06.2007 11:18
	dgap.de	29.06.2007 11:18
	FTD	29.06.2007 11:18

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	29.06.2007 11:18
	Belgien	De Tijd	29.06.2007 11:18
	Belgien	Belga	29.06.2007 11:18
	Bulgarien	Pari	29.06.2007 11:18
	Bulgarien	econ.bg	29.06.2007 11:18
	Bulgarien	BTA	29.06.2007 11:18
	Dänemark	Borsen	29.06.2007 11:18
	Dänemark	ErhvervsBladet	29.06.2007 11:18
	Estland	Postimees	29.06.2007 11:18
	Estland	Eesti Ekspress	29.06.2007 11:18
	Estland/Lettland/Litauen	BNS	29.06.2007 11:18
	Finnland	Kauppalehti Oy	29.06.2007 11:18
	Finnland	Helsingin Sanomat	29.06.2007 11:18
	Frankreich	Les Echos	29.06.2007 11:18
	Frankreich	boursier.com	29.06.2007 11:18
	Frankreich	AFP	29.06.2007 11:18
	Griechenland	Express	29.06.2007 11:18
	Griechenland	Reporter.gr	29.06.2007 11:18

Griechenland	ANA	29.06.2007 11:18
Großbritannien	The Financial Times	29.06.2007 11:18
Großbritannien	FT.com	29.06.2007 11:18
Großbritannien/Irland	Press Association	29.06.2007 11:18
Irland	Irish Independent	29.06.2007 11:18
Irland	The Irish Times	29.06.2007 11:18
Island	Vidskiptabladid	29.06.2007 11:18
Island	mbl.is	29.06.2007 11:18
Italien	Il Sole 24 Ore	29.06.2007 11:18
Italien	AGI	29.06.2007 11:18
Kroatien	Poslovni dnevnik	29.06.2007 11:18
Kroatien	Banka magazine	29.06.2007 11:18
Kroatien	Hina	29.06.2007 11:18
Lettland	Dienas Bizness	29.06.2007 11:18
Lettland	FinanceNet	29.06.2007 11:18
Liechtenstein	Liechtensteiner Volksblatt	29.06.2007 11:18
Liechtenstein	Radio Liechtenstein	29.06.2007 11:18
Litauen	Verslo Zinios	29.06.2007 11:18
Luxemburg	Luxemburger Wort	29.06.2007 11:18
Luxemburg	wort.lu	29.06.2007 11:18
Malta	Independent	29.06.2007 11:18
Malta	The Times of Malta	29.06.2007 11:18
Niederlande	Financieele Dagblad	29.06.2007 11:18
Niederlande	IEX.nl	29.06.2007 11:18

Niederlande	ANP	29.06.2007 11:18
Norwegen	aftenposten.no	29.06.2007 11:18
Norwegen	Aftenposten	29.06.2007 11:18
Norwegen	NTB	29.06.2007 11:18
Polen	Gazeta Prawna	29.06.2007 11:18
Polen	Parkiet	29.06.2007 11:18
Polen	PAP	29.06.2007 11:18
Portugal	Expresso	29.06.2007 11:18
Portugal	Lusa	29.06.2007 11:18
Portugal	Diario Economico	29.06.2007 11:18
Rumänien	Capital	29.06.2007 11:18
Rumänien	Ziarul financiar	29.06.2007 11:18
Rumänien	Rompres	29.06.2007 11:18
Schweden	Dagens Industri	29.06.2007 11:18
Schweden	e24	29.06.2007 11:18
Schweiz	AWP	29.06.2007 11:18
Schweiz	Finanz und Wirtschaft	29.06.2007 11:18
Schweiz	finanzinfo.ch	29.06.2007 11:18
Skandinavien / Baltikum	OMX Group	29.06.2007 11:18
Slowakei	Hospodarske noviny	29.06.2007 11:18
Slowakei	oPeniazoch	29.06.2007 11:18
Slowakei	TASR	29.06.2007 11:18
Slowenien	Finance	29.06.2007 11:18
Slowenien	Kapital (not daily)	29.06.2007 11:18

	Slowenien	STA	29.06.2007 11:18
	Spanien	La Gacetta	29.06.2007 11:18
	Spanien	CincoDias	29.06.2007 11:18
	Spanien	EFE	29.06.2007 11:18
	Tschechische Republik	Hospodarske Noviny	29.06.2007 11:18
	Tschechische Republik	hn.ihned.cz	29.06.2007 11:18
	Tschechische Republik	CTK	29.06.2007 11:18
	Ungarn	MTI	29.06.2007 11:18
	Ungarn	magyartokepiac.hu	29.06.2007 11:18
	Ungarn	Magyar Tokepiac	29.06.2007 11:18
	Zypern	xak.com	29.06.2007 11:18
	Zypern	CNA	29.06.2007 11:18
	Zypern	Financial Mirror	29.06.2007 11:18
	Österreich	WirtschaftsBlatt	29.06.2007 11:18
	Österreich	wirtschaftsblatt.at	29.06.2007 11:18
	Österreich	APA	29.06.2007 11:18

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Donnerstag, 28. Juni 2007 17:30
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Kessler
Vorname: Bernd
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: ~~Verkauf~~ Kauf
Datum: 27.06.2007
Kurs/Preis: 43,64
Währung: EUR
Stückzahl: 9443
Gesamtvolumen: 412092,52
Ort: außerbörslich

Zu veröffentlichende Erläuterung:

Es handelt sich um den Erwerb von Aktien im Rahmen des Matching Stock Program (MSP) nach Ausübung von im Jahre 2005 zugeteil ten Phantom Stocks.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 28.06.2007

ID 2727

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	28.06.2007 17:27
Reuters	28.06.2007 17:27
vwd	28.06.2007 17:27

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

	Dow Jones	28.06.2007 17:27
	dpa-afx	28.06.2007 17:27
	dgap.de	28.06.2007 17:27
	FTD	28.06.2007 17:27

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	28.06.2007 17:27
	Belgien	De Tijd	28.06.2007 17:27
	Belgien	Belga	28.06.2007 17:27
	Bulgarien	Pari	28.06.2007 17:27
	Bulgarien	econ.bg	28.06.2007 17:27
	Bulgarien	BTA	28.06.2007 17:27
	Dänemark	Borsen	28.06.2007 17:27
	Dänemark	ErhvervsBladet	28.06.2007 17:27
	Estland	Postimees	28.06.2007 17:27
	Estland	Eesti Ekspress	28.06.2007 17:27
	Estland/Lettland/Litauen	BNS	28.06.2007 17:27
	Finnland	Kauppalehti Oy	28.06.2007 17:27
	Finnland	Helsingin Sanomat	28.06.2007 17:27
	Frankreich	Les Echos	28.06.2007 17:27
	Frankreich	boursier.com	28.06.2007 17:27
	Frankreich	AFP	28.06.2007 17:27
	Griechenland	Express	28.06.2007 17:27
	Griechenland	Reporter.gr	28.06.2007 17:27

	Griechenland	ANA	28.06.2007 17:27
	Großbritannien	The Financial Times	28.06.2007 17:27
	Großbritannien	FT.com	28.06.2007 17:27
	Großbritannien/Irland	Press Association	28.06.2007 17:27
	Irland	Irish Independent	28.06.2007 17:27
	Irland	The Irish Times	28.06.2007 17:27
	Island	Vidskiptabladid	28.06.2007 17:27
	Island	mbl.is	28.06.2007 17:27
	Italien	Il Sole 24 Ore	28.06.2007 17:27
	Italien	AGI	28.06.2007 17:27
	Kroatien	Poslovni dnevnik	28.06.2007 17:27
	Kroatien	Banka magazine	28.06.2007 17:27
	Kroatien	Hina	28.06.2007 17:27
	Lettland	Dienas Bizness	28.06.2007 17:27
	Lettland	FinanceNet	28.06.2007 17:27
	Liechtenstein	Liechtensteiner Volksblatt	28.06.2007 17:27
	Liechtenstein	Radio Liechtenstein	28.06.2007 17:27
	Litauen	Verslo Zinios	28.06.2007 17:27
	Luxemburg	Luxemburger Wort	28.06.2007 17:27
	Luxemburg	wort.lu	28.06.2007 17:27
	Malta	Independent	28.06.2007 17:27
	Malta	The Times of Malta	28.06.2007 17:27
	Niederlande	Financieele Dagblad	28.06.2007 17:27
	Niederlande	IEX.nl	28.06.2007 17:27

Niederlande	ANP	28.06.2007 17:27
Norwegen	aftenposten.no	28.06.2007 17:27
Norwegen	Aftenposten	28.06.2007 17:27
Norwegen	NTB	28.06.2007 17:27
Polen	Gazeta Prawna	28.06.2007 17:27
Polen	Parkiet	28.06.2007 17:27
Polen	PAP	28.06.2007 17:27
Portugal	Expresso	28.06.2007 17:27
Portugal	Lusa	28.06.2007 17:27
Portugal	Diario Economico	28.06.2007 17:27
Rumänien	Capital	28.06.2007 17:27
Rumänien	Ziarul financiar	28.06.2007 17:27
Rumänien	Rompres	28.06.2007 17:27
Schweden	Dagens Industri	28.06.2007 17:27
Schweden	e24	28.06.2007 17:27
Schweiz	AWP	28.06.2007 17:27
Schweiz	Finanz und Wirtschaft	28.06.2007 17:27
Schweiz	finanzinfo.ch	28.06.2007 17:27
Skandinavien / Baltikum	OMX Group	28.06.2007 17:27
Slowakei	Hospodarske noviny	28.06.2007 17:27
Slowakei	oPeniazoch	28.06.2007 17:27
Slowakei	TASR	28.06.2007 17:27
Slowenien	Finance	28.06.2007 17:27
Slowenien	Kapital (not daily)	28.06.2007 17:27

Slowenien	STA	28.06.2007 17:27
Spanien	La Gacetta	28.06.2007 17:27
Spanien	CincoDias	28.06.2007 17:27
Spanien	EFE	28.06.2007 17:27
Tschechische Republik	Hospodarske Noviny	28.06.2007 17:27
Tschechische Republik	hn.ihned.cz	28.06.2007 17:27
Tschechische Republik	CTK	28.06.2007 17:27
Ungarn	MTI	28.06.2007 17:27
Ungarn	magyartokepiac.hu	28.06.2007 17:27
Ungarn	Magyar Tokepiac	28.06.2007 17:27
Zypern	xak.com	28.06.2007 17:27
Zypern	CNA	28.06.2007 17:27
Zypern	Financial Mirror	28.06.2007 17:27
Österreich	WirtschaftsBlatt	28.06.2007 17:27
Österreich	wirtschaftsblatt.at	28.06.2007 17:27
Österreich	APA	28.06.2007 17:27

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Donnerstag, 28. Juni 2007 17:36
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Keller
Vorname: Michael
Firma: MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 28.06.2007
Kurs/Preis: 43,64
Währung: EUR
Stückzahl: 1881,00
Gesamtvolumen: 82086,84
Ort: außerbörslich

Zu veröffentlichende Erläuterung:

Es handelt sich um den Erwerb von Aktien im Rahmen des Matching Stock Program (MSP) nach Ausübung von im Jahre 2005 zugeteilten Phantom Stocks.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 28.06.2007

ID 2732

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungsystem	Einspeisung
	Bloomberg	28.06.2007 17:33
	Reuters	28.06.2007 17:33
vwd:	vwd	28.06.2007 17:33

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

	Dow Jones	28.06.2007 17:33
	dpa-afx	28.06.2007 17:33
	dgap.de	28.06.2007 17:33
	FTD	28.06.2007 17:33

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	28.06.2007 17:33
	Belgien	De Tijd	28.06.2007 17:33
	Belgien	Belga	28.06.2007 17:33
	Bulgarien	Pari	28.06.2007 17:33
	Bulgarien	econ.bg	28.06.2007 17:33
	Bulgarien	BTA	28.06.2007 17:33
	Dänemark	Borsen	28.06.2007 17:33
	Dänemark	ErhvervsBladet	28.06.2007 17:33
	Estland	Postimees	28.06.2007 17:33
	Estland	Eesti Ekspress	28.06.2007 17:33
	Estland/Lettland/Litauen	BNS	28.06.2007 17:33
	Finnland	Kauppalehti Oy	28.06.2007 17:33
	Finnland	Helsingin Sanomat	28.06.2007 17:33
	Frankreich	Les Echos	28.06.2007 17:33
	Frankreich	boursier.com	28.06.2007 17:33
	Frankreich	AFP	28.06.2007 17:33
	Griechenland	Express	28.06.2007 17:33
	Griechenland	Reporter.gr	28.06.2007 17:33

Griechenland	ANA	28.06.2007 17:33
Großbritannien	The Financial Times	28.06.2007 17:33
Großbritannien	FT.com	28.06.2007 17:33
Großbritannien/Irland	Press Association	28.06.2007 17:33
Irland	Irish Independent	28.06.2007 17:33
Irland	The Irish Times	28.06.2007 17:33
Island	Vidskiptabladid	28.06.2007 17:33
Island	mbl.is	28.06.2007 17:33
Italien	Il Sole 24 Ore	28.06.2007 17:33
Italien	AGI	28.06.2007 17:33
Kroatien	Poslovni dnevnik	28.06.2007 17:33
Kroatien	Banka magazine	28.06.2007 17:33
Kroatien	Hina	28.06.2007 17:33
Lettland	Dienas Bizness	28.06.2007 17:33
Lettland	FinanceNet	28.06.2007 17:33
Liechtenstein	Liechtensteiner Volksblatt	28.06.2007 17:33
Liechtenstein	Radio Liechtenstein	28.06.2007 17:33
Litauen	Verslo Zinios	28.06.2007 17:33
Luxemburg	Luxemburger Wort	28.06.2007 17:33
Luxemburg	wort.lu	28.06.2007 17:33
Malta	Independent	28.06.2007 17:33
Malta	The Times of Malta	28.06.2007 17:33
Niederlande	Financieele Dagblad	28.06.2007 17:33
Niederlande	IEX.nl	28.06.2007 17:33

Niederlande	ANP	28.06.2007 17:33
Norwegen	aftenposten.no	28.06.2007 17:33
Norwegen	Aftenposten	28.06.2007 17:33
Norwegen	NTB	28.06.2007 17:33
Polen	Gazeta Prawna	28.06.2007 17:33
Polen	Parkiet	28.06.2007 17:33
Polen	PAP	28.06.2007 17:33
Portugal	Expresso	28.06.2007 17:33
Portugal	Lusa	28.06.2007 17:33
Portugal	Diario Economico	28.06.2007 17:33
Rumänien	Capital	28.06.2007 17:33
Rumänien	Ziarul financiar	28.06.2007 17:33
Rumänien	Rompres	28.06.2007 17:33
Schweden	Dagens Industri	28.06.2007 17:33
Schweden	e24	28.06.2007 17:33
Schweiz	AWP	28.06.2007 17:33
Schweiz	Finanz und Wirtschaft	28.06.2007 17:33
Schweiz	finanzinfo.ch	28.06.2007 17:33
Skandinavien / Baltikum	OMX Group	28.06.2007 17:33
Slowakei	Hospodarske noviny	28.06.2007 17:33
Slowakei	oPeniazoch	28.06.2007 17:33
Slowakei	TASR	28.06.2007 17:33
Slowenien	Finance	28.06.2007 17:33
Slowenien	Kapital (not daily)	28.06.2007 17:33

Slowenien	STA	28.06.2007 17:33
Spanien	La Gacetta	28.06.2007 17:33
Spanien	CincoDias	28.06.2007 17:33
Spanien	EFE	28.06.2007 17:33
Tschechische Republik	Hospodarske Noviny	28.06.2007 17:33
Tschechische Republik	hn.ihned.cz	28.06.2007 17:33
Tschechische Republik	CTK	28.06.2007 17:33
Ungarn	MTI	28.06.2007 17:33
Ungarn	magyartokepiac.hu	28.06.2007 17:33
Ungarn	Magyar Tokepiac	28.06.2007 17:33
Zypern	xak.com	28.06.2007 17:33
Zypern	CNA	28.06.2007 17:33
Zypern	Financial Mirror	28.06.2007 17:33
Österreich	WirtschaftsBlatt	28.06.2007 17:33
Österreich	wirtschaftsblatt.at	28.06.2007 17:33
Österreich	APA	28.06.2007 17:33

MTU Aero Engines

www.mtu.de | 4. Juli 2007 | Drucken

Aktionärsstruktur der MTU Aero Engines Holding AG

Der **Freefloat** der MTU Aero Engines Holding AG beträgt aktuell **100%.**
Folgende Stimmrechtsmitteilungen liegen uns gemäß §25 Abs.1 WpHG vor:

Jahr 2007 - Veröffentlichung über DGAP am:

10.05.2007	JPMorgan Asset Management UK Limited	Stimmrechtsanteil 3,17%	pdf.
10.05.2007	JPMorgan Asset Management Holding Inc.	Stimmrechtsanteil 3,56%	pdf.
08.05.2007	JPMorgan Chase & Co	Stimmrechtanteil 3,02%	pdf.
26.04.2007	UBS AG Zürich	Stimmrechtsanteil < 3%	pdf.
15.05.2007	FMR Corp., USA	Korrekturveröffentlichung	pdf.
23.04.2007	FMR Corp., USA	Stimmrechtsanteil 4,15%	pdf.
23.04.2007	UBS AG Zürich	Stimmrechtsanteil 3,64%	pdf.

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

Veröffentlichung gemäß §26 Abs. 1 WpHG

23.04.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die UBS AG Zürich, Schweiz, hat uns gemäß § 21 Abs. 1 WpHG am 19.04.2007 mitgeteilt, dass ihr Stimmrechtsanteil an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, am 13.04.2007 durch Aktien die Schwelle von 3% der Stimmrechte überschritten hat und nunmehr 3,64% (das entspricht 2000212 Stimmrechten) beträgt.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München Deutschland

MTU Aero Engines Holding AG / Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

23.04.2007

Veröffentlichung einer Stimmrechtsmitteilung, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Fidelity International, Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, Großbritannien, hat uns gem. § 21 Abs. 1 WpHG mit Schreiben vom 20. April 2007 mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., 82 Devonshire Street, Boston,Massachusetts 02109, USA, an der MTU Aero Engines Holding AG, München,Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT am 18. April 2007 die Schwellevon 5% der Stimmrechte unterschritten hat und nunmehr 4,15% (das entspricht 2280050 Stimmrechten) beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 Abs. 1, Satz 1, Nr. 6 WpHG zugerechnet.

DGAP 23.04.2007

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG
	Dachauer Straße 665
	80995 München Deutschland
www:	www.mtu.de

Ende der Mitteilung DGAP News-Service

MTU Aero Engines Holding AG: Veröffentlichung (Korrekturveröffentlichung) gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

MTU Aero Engines Holding AG / Veröffentlichung (Korrekturveröffentlichung) einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

Veröffentlichung einer Stimmrechtsmitteilung, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Fidelity International, Surrey KT20 6RB, Großbritannien, hat uns gem. §21 Abs. 1 WpHG mit Schreiben vom 20. April 2007 mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., Boston, Massachusetts 02109, USA, an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT am 18. April 2007 die Schwelle von 5% der Stimmrechte unterschritten hat und nunmehr 4,15% (das entspricht 2280050 Stimmrechten) beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 Abs. 1, Satz 1, Nr. 6 WpHG i.V.m § 22 Abs. 1, Satz 2 WpHG zugerechnet.

München, 14. Mai 2007

MTU Aero Engines Holding AG

DGAP 14.05.2007

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
www:	www.muc.mtu.de

Ende der Mitteilung DGAP News-Service

MTU Aero Engines Holding AG / Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

26.04.2007

Veröffentlichung einer Stimmrechtsmitteilung, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die UBS AG Zürich, Schweiz, hat uns gemäß § 21 Abs. 1 WpHG am 24.04.2007 mitgeteilt, dass ihr Stimmrechtsanteil an der MTU Aero Engines Holding AG,München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, am 18.04.2007 durch Aktien die Schwelle von 3% der Stimmrechte unterschritten hat und nunmehr 2,87% (das entspricht 1577467 Stimmrechten) beträgt.

DGAP 26.04.2007

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG
	Dachauer Straße 665
	80995 München Deutschland
www:	www.mtu.de

Ende der Mitteilung DGAP News-Service

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21 WpHG [German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

08.05.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

Pursuant to section 21 para. 1 WpHG JPMorgan Chase & Co., 270 Park Avenue, New York, NY10017, USA, notified us on 04 May, 2007, of the following:

According to § 21 para 1 WpHG this is to inform you that JPMorgan Chase & Co has exceeded the threshold of 3% of the voting right of MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München, on the 30th April 2007 and now amounts to 3.02% (1,660,466 shares) in relation to all shares of the respective voting shares. All voting rights are attributed to JPMorgan Chase & Co according to § 22 para 1 sentence 1 no. 1 and 6 in conjunction with sentence 2 WpHG.

Munich, 08 May 2007

MTU Aero Engines Holding AG

End of Voting Rights announcement DGAP regulatory service

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
www:	www.muc.mtu.de

End of news DGAP regulatory service

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21 WpHG [German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

10.05.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Pursuant to section 21 para 1 WpHG JPMorgan Asset Management Holding Inc., 270 Park Avenue, New York, NY10017, notified us on 9 May 2007, of the following:

According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management Holding Inc. has exceeded the threshold of 3% of the voting right of MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München on the 3rd May 2007 and now amounts to 3.56% (1,957,733 shares) in relation to all shares of the respective voting shares. The attribution of the voting rights to JPMorgan Asset Management Holding Inc. according to § 22 para 1 sentence 1 no. 6 in conjunction with sentence 2 WpHG results from JPMorgan Asset Management UL Limited among others.

Munich, 10 May 2007

MTU Aero Engines Holding AG

End of Voting Rights announcement DGAP regulatory service

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
www:	www.mtu.de

End of newsDGAP regulatory service

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21 WpHG [German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

10.05.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Pursuant to section 21 para 1 WpHG JPMorgan Asset Management UK Limited, 125 London Wall, London, BC2Y 5AJ, UK, notified us on 9 May, 2007, of the following:

According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management UK Limited has exceeded the threshold of 3% of the voting right of MTU Aero Engines Holding AG, Dachauer Strasse 665, 80995 München, on the 3rd May 2007 and now amounts to 3.17% (1,745,656 shares) in relation to all shares of the respective voting shares. All voting rights are attributed JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.

Munich, 10 May 2007

MTU Aero Engines Holding AG

End of Voting Rights announcement DGAP regulatory service

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
www:	www.muc.mtu.de

End of newsDGAP regulatory service

MTU Aero Engines



DE0006204407 IWKA
DE0007162000 K+S
DE0006275001 Karstadt Quelle
DE000KC01000 Klöckner & Co.
DE0006335003 Krones
DE0005470405 Lanxess
DE0005408884 Leoni NA
DE0006599905 Merck
DE0006569908 MLP
DE000A0D9PT0 MTU Aero Engines
DE0006766504 Norddt. Affinerie
DE000PAT1AG3 Patrizia Immob.
DE0006764749 Pfleiderer
DE000A0F6MD5 Praktiker
DE000PREM111 Premiere
DE0007771172 ProS.Sat.1
DE0006969603 Puma
DE0007030009 Rheinmetall
DE0007042301 Rhön Klinik
Salzgitter
SGL Carbon

Interim Report as at March 31, 2007

MTU Aero Engines Holding AG, Munich



Table of Contents

Selected Consolidated Financial Information and Key Figures

	2007	2006*)
Key income statement figures in € million		
Revenues	640.6	574.5
Research and development expenses	17.0	10.3
Earnings before interest and tax (EBIT)	56.7	38.0
Earnings before interest, tax, depreciation and amortization (EBITDA)	90.6	75.5
Earnings before tax (EBT)	29.8	30.9
Income taxes	-11.8	-13.1
Net profit	18.0	17.8
Key income statement figures in € million (adjusted)		
Earnings before interest, tax, depreciation and amortization (EBITDA)	90.6	68.8
Earnings before tax (EBT)	43.9	43.3
Net profit	26.1	25.8
Key balance sheet figures in € million		
Equity	581.2	562.3
Total assets	3,226.6	3,112.2
Fixed assets	1,722.3	1,739.5
Non-current financial liabilities (excluding deferred tax liabilities)	1,185.0	1,184.9
Number of employees at quarter end (market segments)		
Commercial and Military Engine Business	4,671	4,782
Commercial Maintenance Business	2,390	2,144
	7,061	6,926
Key figures in %		
Gross margin	15.9	13.6
EBITDA margin	14.1	13.1
EBIT margin	8.9	6.6
Post-tax return on sales	2.8	3.1
Return on equity	3.1	3.3
Equity ratio	18.0	18.1
Cash flow in € million		
Cash flow from operating activities	64.1	81.2
Cash flow from investing activities	-17.8	-11.6
Free cash flow	46.3	69.6
Share values		
Average weighted number of outstanding shares (number)	53,266,684	55,000,000
Basic (undiluted) earnings per share in €	0.34	0.32
Basic (undiluted) earnings per share in € (adjusted)	0.49	0.47
Diluted earnings per share in €	0.33	0.32
Free cash flow per share in €	0.87	1.27
Equity per share in €	10.91	10.22

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

Market Overview for the first Quarter 2007

MTU Aero Engines continues to find itself in a robust market environment. Solid growth in passenger figures is resulting in an increase in the engine base and in an improved capacity utilization of engine fleets with MTU participation. Delivery volumes are accordingly on the rise. Overall, these factors have resulted in a good order-book situation for engine manufacturers. In financial terms, the airlines are expecting a return to profitability for 2007, which will enable them to finance their future capacity requirements.

Thanks to the favourable economic climate, the impetus generated by passenger figures during the final quarter of 2006 continued to have a perceptible impact during the first two months of 2007. According to IATA, the volume of passenger traffic during this period rose by 6.5% worldwide, enabling all of the three major regions (USA, Europe and Asia-Pacific) to record a good performance. The volume of domestic air traffic within the USA during the first two months of 2007 grew only marginally (by 0.2%), but here too the figures are more encouraging than they had been during the previous summer. At that stage, price rises and capacity adjustments had caused negative growth rates to be recorded for several consecutive months. At 2.6%, growth in international freight traffic for the first two months of 2007 was also comparatively weak. According to IATA, this was attributable to a combination of high fuel costs and strong competition from other forms of transport.

High oil prices continue to be a major issue, even though kerosene prices have dropped over the last three quarters. The average price during the first quarter of 2007 was US $ 74 per barrel (WTI crude oil price: US $ 58), 15% below the high level of US $ 88 per barrel (WTI crude oil price: US $ 71) during the second quarter 2006. These developments should also have a positive impact on airline company earnings.

According to analysts' forecasts, strong demand, lower fuel prices and reduced personnel costs - the latter particularly in the USA - will help the global aircraft industry to return to profitability for the first time since 2000. Apart from a few exceptions, airlines both in the Asia-Pacific region and in Europe were able, by and large, to post solid results. In the USA, the aviation industry has been able to reverse the previous trend through a combination of cost-cutting measures and price increases. The restructuring measures introduced by the two US airlines, Northwest and Delta, both operating under creditor protection regimes, are already beginning to bear fruit. Taken together, these two airlines recorded an operating profit of $ 800 million for the financial year 2006. This represents an improvement of US $ 3.7 billion compared with the previous year. The two airlines plan to complete insolvency proceedings by mid-2007.

Financial Situation

Earnings performance

Period from January 1 to March 31, 2007

Compared with corresponding quarter last year, **revenues** for the first quarter of 2007 rose by € 66.1 million (11.5%) to € 640.6 million. Of this increase, € 31.3 million (13.5%) related to commercial engine maintenance (MRO) business, whilst commercial and military engine (OEM) business increased by € 35.5 million (10.2%). Revenues generated by commercial engine business rose by € 27.1 million to € 273.1 million (+11.0%), whilst revenues from military engine business increased by € 8.4 million to € 110.7 million (+8.2%).

Cost of sales went up overall by € 42.4 million (+8.5%) to € 539.0 million. The fact that this increase was less pronounced than that of revenues was attributable to commercial and military engine business. The cost of sales for series engine programs (commercial and military) edged up by € 11.8 million (3.9%) to € 315.9 million, and therefore at slower rate than the increase in revenues, whereas the cost of sales for commercial MRO business went up by € 31.1 million (15.8%) to € 228.4 million, and therefore faster than the rate of increase in revenues.

As a result of the less pronounced increase in cost of sales, the **gross profit** improved by € 23.7 million (30.4%) to € 101.6 million (first quarter 2006: € 77.9 million).

Research and development expenses, at € 17.0 million, were € 2.7 million higher than in the first quarter 2006 (excluding utilization of the R&D provision in that quarter).

Selling expenses decreased by € 18.5 million (10.2%) as a result of the lower expense for allowances on commercial MRO business receivables. **General administrative expenses** were roughly in line with the previous year's level.

Depreciation and amortization included in cost of sales, selling and general administrative expenses amounted to € 33.9 million (first quarter 2006: € 37.5 million).

The earnings before interest and tax (EBIT) for the first quarter 2007 rose by € 18.7 million (49.2%) to € 56.7 million thanks to the improved gross profit and the small decrease in selling and administrative expenses.

After adjusting the figures to eliminate the effect of the purchase price allocation (resulting from the acquisition of the Company), the adjusted earnings before interest, tax, depreciation and amortization (adjusted EBITDA) was as follows:

Reconciliation of EBIT to EBITDA (adjusted)

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006*)
EBIT	56.7	38.0
+ Depreciation/amortization of fixed assets	19.8	18.4
+ PPA depreciation/amortization of fixed assets	14.1	19.1
EBITDA	90.6	75.5
- Utilization of R&D provision		-4.0
- Changes in valuation of program assets		-2.7
EBITDA adjusted	90.6	68.8

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

The **financial result** for the first quarter 2007 was a net expense of € 26.2 million compared with a net expense of € 7.1 million one year earlier.

On February 1, 2007, MTU Aero Engines Holding AG issued a convertible bond totalling € 180 million (see Note 19). The present value of the obligation under the bond is being unwound using a market interest rate of 5% p.a.. The amount relating to the months February and March 2007 is included as interest expense in financial result.

During the first quarter 2007, MTU repaid the High Yield Bond using the cash proceeds from the convertible bond (see Note 19). The early repayment premium of € 19.1 million had a negative impact on first quarter earnings. After adjusting the figures for the one-time expense, the financial result, at € -7.1 million, was at the previous year's level.

Fair value losses on currency holdings increased by € 1.0 million to € 1.1 million as a result of exchange rate fluctuations. By contrast, fair value gains on interest rate swaps decreased by € 0.5 million to € 1.0 million.

Analysis of change on loans during the period from December 31, 2006 to March 31, 2007

	Balance at March 31, 2007 € million	Balance Dec. 31, 2006 € million	Change € million
High Yield Bond		165.0	-165.0
Convertible bond	162.9		162.9
Revolving Credit Facility	10.7	75.6	-64.9
Other financial liabilities		0.1	-0.1
	173.6	240.7	-67.1

Earnings before tax (EBT), at € 29.8 million, was € 1.1 million lower than in the first quarter last year as a consequence of the penalty payment of € 19.1 million incurred in conjunction with early repayment of the High Yield Bond.

Overall, the Group reports a net profit of € 18.0 million for the period from January 1 to March 31, 2007, compared with a net profit of € 17.8 million in the same period last year.

Adjusted for the effect of the purchase price allocation, the underlying net profit was € 26.1 million. If the early repayment premium of € 19.1 million incurred to settle the High Yield Bond were also excluded, the net profit would have been € 37.5 million (earnings per share: € 0.70).

Earnings performance by segment

Commercial and Military Engine Business

Period from January 1 to March 31, 2007

Revenues generated by commercial and military engine business in the first three months of 2007 amounted to € 383.8 million, an increase of € 35.5 million (10.2%) compared with the same quarter last year. Within those figures, revenues from commercial engine business rose by € 27.1 million (11.0%) to € 273.1 million.

Revenues from military engine business went up by € 8.4 million (8.2%) to € 110.7 million. Whereas the EJ200, RB199 and TP400 military engines programs remained stable in value terms compared with the previous year, the increased level of revenues generated by the MTR390 engine program made a good contribution to the first quarter of 2006 performance.

Compared with the first quarter last year, the gross profit improved by € 23.7 million (53.6%) to € 67.9 million.

Adjusted earnings before interest, tax, depreciation and amortization (adjusted EBITDA) improved accordingly by € 15.9 million (36.9%) to € 59.0 million.

Overall, segment earnings before tax for the first quarter 2007 rose by € 12.1 million to € 26.7 million (first quarter 2006: € 14.6 million).

Commercial Maintenance Business

Period from January 1 to March 31, 2007

Revenues generated by commercial MRO business grew by € 31.3 million, rising to € 262.3 million (first quarter 2006: € 231.0 million). The gross profit edged up by € 0.2 million to € 33.9 million.

Thanks to cost-cutting measures benefiting selling and administrative functions, adjusted earnings before interest, tax, depreciation and amortization (adjusted EBITDA) also improved, rising by € 4.6 million to € 30.5 million. Segment earnings before tax improved by € 3.4 million to € 21.8 million.

Financial position

The consolidated cash flow statement shows the sources and applications of cash flows for the first quarters of 2007 and 2006, classified into cash flows from operating, investing and financing activities.

The cash inflow from **operating activities** in the first quarter was € 64.1 million (first quarter 2006: € 81.2 million). This represented a € 17.1 million reduction compared with the same quarter last year and was primarily attributable to the fact that the decrease in working capital was € 15.2 million lower than the one recorded in the first quarter 2006. This decrease, in turn, reflects the net effect of a € 38.8 million increase in inventories (first quarter 2006: € 22.6 million) and a € 107.5 million increase in receivables and other assets (first quarter 2006: € 64.9 million), which was partially offset by a € 169.9 million increase in liabilities (first quarter 2006: € 126.3 million).

Capital expenditure on intangible assets and property, plant equipment (mainly relating to program investments) in the first quarter 2007 was € 6.3 million higher than one year earlier. The cash outflow for **investing activities** therefore amounted to € 17.8 million (first quarter 2006: € 11.6 million).

As far as **financing activities** were concerned, the main factor was the repayment of the short-term RCF overdraft which was reduced from € 75.6 million at December 31, 2006 to € 10.7 million at March 31, 2007. Net of some minor changes for assets and liabilities in balances with related companies, the cash outflow for financing activities in the first quarter 2007 was € 59.5 million. The equivalent figure for the previous year was € 11.8 million.

After adjustment for the effects of exchange-rate fluctuations and changes in the composition of the Group, the various cash flows resulted in a decrease in cash and cash equivalents of € 13.0 million (first quarter 2006: increase of € 58.3 million). **Free cash flow** (the sum of the cash inflow from operating activities and the cash outflow for investing activities) totalled € 46.3 million for the period ended March 31, 2007 (first quarter 2006: € 69.6 million).

Change in Cash and Cash Equivalents


120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
-60.0
-80.0
102.2
64.1
-17.8
-59.5
0.2
89.2

Net assets position

The balance sheet total increased by € 114.4 million or 3.7% compared to December 31, 2006.

While fixed assets decreased by € 20.1 million mainly as a result of scheduled amortization and depreciation on intangible assets and property, plant and equipment, current assets increased overall by € 134.5 million. This includes a € 38.8 million increase in inventories and a € 145.7 million increase in receivables (including PoC maintenance receivables and trade receivables). By contrast, other current assets and receivables decreased in total by € 34.7 million. This related primarily to receivables from related companies which went down by € 14.4 million compared with the end of the previous financial year. The other main change affecting this line item was the reduction in taxes receivable. As a result of the decrease in the cash inflows from operating and financing activities, and the higher cash outflow for investing activities, cash and cash equivalents decreased during the first quarter by € 13.0 million to € 89.2 million.

Group equity rose from € 562.3 million to € 581.2 million, mainly as a result of the net profit for first quarter 2007, amounting to € 18.0 million, and the direct equity impact of the convertible bond (net of transaction costs and taxes), amounting to € 8.5 million. Within group equity, accumulated other equity decreased by € 1.2 million during the first quarter from € 12.9 million to € 11.7 million. This reduction was due to a € 1.0 million decrease in the fair values of derivative financial instruments (net of deferred taxes) and negative exchange differences of € 0.2 million.

The equity ratio decreased marginally to 18.0% (December 31, 2006: 18.1%) as a result of the increase in the balance sheet total.

Pension provisions increased by € 6.3 million in line with schedule.

Other non-current provisions remained unchanged, while other current provisions decreased by € 26.3 million, mainly as a result of the reduction in personnel-related provisions against December 31, 2006.

Financial liabilities decreased mainly as a result of partial repayment (€ 64.9 million) of the RCF overdraft which had been drawn down on a short-term basis at the end of the previous financial year (see Note 19).

Trade payables increased by € 81.9 million to € 398.7 million due to timing factors.

Other liabilities were up by € 88.0 million to € 796.0 million. The main factors here were a € 41.7 million increase in advance payments from customers, a € 35.8 million increase in liabilities to related companies (mainly due to timing factors) and a € 8.8 million increase in taxes payable.

The following table shows the changes in assets and liabilities during the period from December 31, 2006 to March 31, 2007, analyzed by current and non-current items:

Change in Assets, Equity and Liabilities

(Statement of changes between December 31, 2006 and March 31, 2007)	in € million	in € million
Non-current Assets		
Intangible assets	-8.2	
Property, plant and equipment	-8.2	
Financial assets	-0.8	
Other assets	-2.8	
Deferred tax assets	-0.1	-20.1
Current Assets		
Inventories	38.8	
Receivables	145.7	
Other assets	-34.7	
Cash and cash equivalents	-13.0	
Prepayments	-2.3	134.5
Change in Assets		114.4
Equity		18.9
Non-current Liabilities		
Provisions	6.4	
Financial liabilities	-7.1	
Other liabilities	0.8	
Deferred tax liabilities	12.7	12.8
Current Liabilities		
Provisions	-26.4	
Financial liabilities	-60.0	
Trade payables	81.9	
Other liabilities	87.2	82.7
Change in Equity and Liabilities		114.4


Changes in Assets, Equity and Liabilities
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
134.5
82.7
18.9
12.8
-20.1
Non-current Assets
Current Assets
Equity
Non-current Liabilities
Current Liabilities

in € million	(Notes)	Group Jan. 1 to March 31, 2007	 Jan. 1 to March 31, 2006*)
Revenues		640.6	574.5
Cost of sales	(6.)	-539.0	-496.6
Gross profit		101.6	77.9
Research and development expenses	(7.)	-17.0	-10.3
Selling expenses	(8.)	-18.5	-20.6
General administrative expenses	(9.)	-9.7	-9.8
Other operating income and expenses		0.3	0.8
Earnings before interest and tax		56.7	38.0
Financial result	(10.)	-26.2	-7.1
Share of profit / loss of joint ventures accounted for using the equity method		-0.7	
Earnings before tax		29.8	30.9
Income taxes	(11.)	-11.8	-13.1
Net profit		18.0	17.8
Basic (undiluted) earnings per share in €	(12.)	0.34	0.32
Diluted earnings per share in €	(12.)	0.33	0.32

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

in € million	(Notes)	Group March 31, 2007	Group December 31, 2006
Non-current Assets			
Intangible assets	(13.)	1,181.3	1,189.5
Property, plant and equipment	(14.)	529.6	537.8
Financial assets		11.4	12.2
Other assets	(16.)	9.0	11.8
Deferred tax assets		1.3	1.4
		1,732.6	1,752.7
Current Assets			
Inventories	(15.)	567.8	529.0
Receivables	(16.)	756.8	611.1
Other assets	(16.)	73.3	108.0
Cash and cash equivalents		89.2	102.2
Prepayments		6.9	9.2
		1,494.0	1,359.5
Total Assets		3,226.6	3,112.2

in € million	(Notes)	Group March 31, 2007	Group December 31, 2006
Equity	(17.)		
Subscribed capital		55.0	55.0
Capital reserves		464.5	455.7
Revenue reserves		99.4	81.4
Treasury shares		-49.4	-42.7
Accumulated other equity		11.7	12.9
		581.2	562.3
Non-current Liabilities			
Pension provisions		383.5	377.1
Other provisions	(18.)	261.0	261.0
Financial liabilities	(19.)	242.5	249.6
Other liabilities	(20.)	298.0	297.2
Deferred tax liabilities	(21.)	319.9	307.2
		1,504.9	1, 492.1
Current Liabilities			
Pension provisions		17.7	17.8
Other provisions	(18.)	196.9	223.2
Financial liabilities	(19.)	29.2	89.2
Trade payables		398.7	316.8
Other liabilities	(20.)	498.0	410.8
		1,140.5	1,057.8
Total Equity and Liabilities		3,226.6	3,112.2

in € million	Subscribed capital	Capital reserves*)	Revenue reserves**)	Treasury shares	Accumulated other equity: Translation differences	Accumulated other equity: Derivative financial instruments	Accumulated other equity: Subtotal	Total
Balance as at January 1, 2006	**55.0**	**454.5**	**32.5**		**1.0**	**-15.0**	**-14.0**	**528.0**
Financial instruments (forward foreign exchange contracts)						8.5	8.5	8.5
Translation differences					-0.2		-0.2	-0.2
= Income and expense not recognized in the income statement					**-0.2**	**8.5**	**8.3**	**8.3**
Net profit for the period			17.8					17.8
= Total income and expense for the period			**17.8**		**-0.2**	**8.5**	**8.3**	**26.1**
Matching Stock Program (MSP)		0.3						0.3
Balance as at March 31, 2006	**55.0**	**454.8**	**50.3**		**0.8**	**-6.5**	**-5.7**	**554.4**
Balance as at January 1, 2007	**55.0**	**455.7**	**81.4**	**-42.7**	**-2.6**	**15.5**	**12.9**	**562.3**
Financial instruments (forward foreign exchange contracts)						-1.0	-1.0	-1.0
Translation differences					-0.2		-0.2	-0.2
= Income and expense not recognized in the income statement					**-0.2**	**-1.0**	**-1.2**	**-1.2**
Net profit for the period			18.0					18.0
= Total income and expense for the period			**18.0**		**-0.2**	**-1.0**	**-1.2**	**16.8**
Equity component of convertible bond		10.5						10.5
Transaction cost (after tax)		-2.0						-2.0
Purchase of treasury shares				-6.7				-6.7
Matching Stock Program (MSP)		0.3						0.3
Balance as at March 31, 2007	**55.0**	**464.5**	**99.4**	**-49.4**	**-2.8**	**14.5**	**11.7**	**581.2**

*) Same period last year: The fair value of the equity instruments under the Matching Stock Program has been reclassified to capital reserves (see also Note 4).
**) Same period last year: Retained earnings (see also Note 4).
Reference should be made to Note 4 for all other adjustments.

in € million	Group Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006[**]
Net profit	18.0	17.8
+ Depreciation and amortization	33.9	37.5
+/- Profit/loss of associated companies	0.7	2.3
+/- Profit/loss on disposal of fixed assets		0.2
+/- Change in pension provisions	6.3	6.0
+/- Change in other provisions	-26.3	-24.7
+/- Change in non-cash taxes	7.6	3.0
+/- Change in Matching Stock Program	0.3	0.3
+/- Change in inventories	-38.8	-22.6
+/- Change in receivables (excl. derivates)	-107.5	-64.9
+/- Change in liabilities (excl. derivates)	169.9	126.3
Cash flow from operating activities	64.1	81.2
- Investments in intangible assets and property, plant and equipment	-17.9	-11.6
+ Proceeds from fixed asset disposals	0.1	
Cash flow from investing activities	-17.8	-11.6
Free cash flow	46.3	69.6
+/- Change in financial liabilities	-67.1	-11.8
- Purchase of treasury shares	-6.7	
+ Change in capital in connection with convertible bond[*]	14.3	
Cash flow from financing activities	-59.5	-11.8
+/- Exchange rate movements in equity	-0.2	-0.2
+/- Exchange rate movements in fixed assets	0.4	0.7
	0.2	0.5
Change in cash and cash equivalents	-13.0	58.3
Cash and cash equivalents as at January 1	102.2	22.0
Cash and cash equivalents as at March 31	89.2	80.3
Change in cash and cash equivalents	-13.0	58.3
Cash and cash equivalents as at March 31	89.2	80.3
- Revolving Credit Facility (see Note 19)	-10.7	
Net liquidity as at March 31	78.5	80.3

*) net of transaction costs

**) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

Basis of preparation

1. General information

MTU Aero Engines Holding AG and its subsidiary companies (hereafter referred to as "Group" or "Group Companies") comprise one of the world's leading manufacturers of engine modules and components, and the world's leading independent provider of commercial engine MRO services.

The business activities of the Group cover the entire life-cycle of an engine program, i.e. from development, construction, testing and production of new commercial and military engines and spare parts, through to maintenance, repair and overhaul of commercial and military engines. MTU's activities focus on two segments: "Commercial and Military Engine Business (OEM)", and "Commercial Maintenance Business (MRO)".

MTU's commercial engine business covers the development and production of modules, components and spare parts for commercial engine programs, including final assembly. MTU's military engine business focuses on the development and production of modules and components for engines, production of spare parts and final assembly as well as maintenance services for these engines. The commercial maintenance business segment includes activities in the area of maintenance and logistical support for commercial engines.

MTU Aero Engines Holding AG (parent company) with its headquarters at Dachauer Str. 665, 80995 Munich, Germany, is registered under HRB 157 206 in the Commercial Registry at the District Court of Munich.

2. IFRS financial reporting

The consolidated financial statements of MTU Aero Engines Holding AG as at December 31, 2006, were drawn up in accordance with International Financial Reporting Standards (IFRS), such as these apply in the EU, and the guidelines of the International Accounting Standards Board (IASB), based in London. The interim consolidated financial statements ("Interim Report") as at March 31, 2007, which have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting), have been drawn up using, in all material respects, the same accounting policies as in the 2006 consolidated financial statements. Necessary changes resulting from the application of new or revised Standards or for reasons of greater transparency are explained in Note 4. All Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) which are mandatory at March 31, 2007 have also been applied. The Interim Report also complies with German Accounting Standard No. 6 (GAS 6) - Interim Financial Reporting - issued by the German Accounting Standards Committee e. V. (GASC). The Interim Report has not been audited by the Group Auditor.

Further information about the Group's accounting principles and policies is contained in the MTU Aero Engines Holding AG consolidated financial statements as at December 31, 2006. The reporting currency for the consolidated financial statements is the Euro. All amounts are disclosed in millions of euros (€ million) unless stated otherwise.

3. New financial reporting rules

The IASB and IFRIC have issued the following Standards and Interpretations which have been endorsed by the European Commission:

- Amendment to IAS 39 (Financial Instruments: Recognition and Measurement)
- IFRIC 4 (Determining whether an Arrangement contains a Lease)
- IFRS 7 (Financial instruments: Disclosures) together with the corresponding disclosure requirements in IAS 1

The changes have been applied by the Group from the beginning of 2007.

4. Adjustments to the Group Interim Report

MTU Maintenance Zhuhai Co. Ltd., China, has been consolidated proportionately (at 50%) since the beginning of 2006 (see Note 5).

The following restatements were made within equity in the previous financial year i.e. all effects were taken into taken in the consolidated financial statements for the year ended December 31, 2006:

The profit for the period under report is transferred to revenue reserves with the effect that the balance sheet line "Retained earnings" is no longer required. In addition, the acquisition of treasury shares was recognized on the line "Treasury shares" as a separate sub-item within equity. The fair value of Phantom Stocks, relating to the Matching Stock Program (MSP) and measured using the Black-Scholes method, has been reclassified from "Accumulated other equity" to "Capital reserves" within the Consolidated Statement of Changes in Equity.

Utilization of the Group's RCF overdraft facility has an impact on liquidity. In order to improve transparency, the Group's net liquidity status is now disclosed in the Consolidated Cash Flow Statement (after the line "Change in cash and cash equivalents"). For this purpose, the current account overdraft is netted against cash and cash equivalents.

The Financial Reporting Enforcement Panel (FREP), which has the remit to examine the financial statements of the majority of companies taking up a listing on the Stock Exchange, has examined MTU Aero Engines Holding AG's consolidated financial statements

for the financial year 2005 pursuant to § 342b (2) sentence 3 no. 3 HGB (random sample examinations). MTU decided to concur with the result of the examination. This relevant announcement was made on January 19, 2007. The result of the FREP examination included an interpretation of the accounting treatment of the purchase price allocation relating to three commercial engine programs in conjunction with the purchase of the business by KKR in 2004. For the purposes of purchase accounting for the relevant program assets, the FREP is of the opinion that the obligations directly attributable to these programs as at December 31, 2005 are required to be reported on the liabilities side of the balance sheet (contingent liabilities) and hence, separately from assets. The impact of the restatement was included in full in the 2006 consolidated financial statements. Since the examination findings were not made until the beginning of 2007, the comparative figures for the quarter ended March 31, 2006 have been restated.

5. Consolidated companies

MTU Aero Engines Finance B.V., Amsterdam, Netherlands, was incorporated on January 19, 2007 with share capital of € 18,000. This entity is wholly owned by MTU Aero Engines Holding AG and is included in the consolidated financial statements as at March 31, 2007 for the first-time.

As a consequence of the current and forecast growth (and hence increasing significance for the Group) of MTU Maintenance Zhuhai Co. Ltd., this entity has been consolidated proportionately (at 50%) since January 1, 2006. The corresponding prior year figures have been adjusted for comparison purposes. Regardless of the method applied to consolidate this entity, there is no impact on group earnings per share in the previous year.

In total, seven German and six foreign subsidiaries are included in the consolidated financial statements of MTU Aero Engines Holding AG. Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, is consolidated at equity, and MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, is consolidated proportionately. Three subsidiaries are not consolidated on the grounds of immateriality. MTU München Unterstützungskasse GmbH, Munich is also not consolidated, since that entity's obligations are recognized in the consolidated balance sheet.

Notes to the Consolidated Income Statement

6. Cost of sales

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006
Cost of materials	-417.3	-399.7
Personnel expenses	-90.0	-91.1
Depreciation and amortization	-31.2	-34.9
Other cost of sales	-0.5	29.1
	-539.0	-496.6

7. Research and development expenses

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006
Cost of materials	-2.8	1.2
Personnel expenses	-12.7	-13.9
Depreciation and amortization	-1.5	-1.6
	-17.0	-14.3
Utilization of R&D provision		4.0
	-17.0	-10.3

8. Selling expenses

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006
Cost of materials	-2.7	-2.7
Personnel expenses	-11.0	-10.9
Depreciation and amortization	-0.6	-0.6
Other selling expenses	-4.2	-6.4
	-18.5	-20.6

Selling expenses comprise mainly expenditure for marketing, advertising and sales personnel as well as write-downs on trade receivables.

9. General and administrative expenses

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006
Cost of materials	-1.2	-0.8
Personnel expenses	-6.5	-6.5
Depreciation and amortization	-0.6	-0.4
Other administrative expenses	-1.4	-2.1
	-9.7	-9.8

10. Financial result

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006
Net interest expense		
Other interest and similar income	2.2	0.7
Interest expenses		
Bank interest	-0.8	-0.7
Loan interest	-2.1	-3.4
Convertible bond	-1.4	
Penalty for early payment of High Yield Bond *)	-19.1	
Finance leases	-0.6	-0.7
Non-consolidated companies	-0.1	-0.1
Other interest expenses	-0.4	-0.5
	-24.5	-5.4
	-22.3	-4.7
Financial result on other items		
Exchange rate gains/losses on currency holdings	-1.1	-0.1
Exchange rate gains/losses on financing transactions	0.3	0.3
Exchange rate gains/losses on finance leases	0.2	0.6
Exchange rate gains/losses on interest rate swaps	1.0	1.5
Expenses/income from forward foreign exchange transactions	0.6	
Interest expense attributable to pension provisions	-4.8	-4.6
Interest expense attributable to the R&D provision		-0.1
Interest expense attributable to other personnel provisions	-0.1	
	-3.9	-2.4
	-26.2	-7.1

*) see Note 19

11. Income taxes

in € million	Jan. 1 to March 31, 2007	Jan. 1 to March 31, 2006
Current tax expense	-5.4	-10.0
Deferred tax expense	-6.4	-3.1
Income taxes reported in the income statement	-11.8	-13.1

12. Earnings per share

For the purposes of determining diluted earnings per share, the average number of shares in circulation is added to the maximum number of shares that could be exercised in conjunction with conversion rights issued under the Matching Stock Program on June 6, 2005 and to the maximum number of shares that could be exercised in conjunction with the MTU Aero Engines Holding AG convertible bond issued on February 1, 2007. In parallel, group earnings are increased by the amount of expenditure incurred to issue the convertible bond.

		Jan. 1 to March 31, 2007	Financial instruments Reconciliation			Jan. 1 to March 31, 2007
		Basic (undiluted) earnings per share	Interest expenses convertible bond/ Number of shares	current and deferred taxes	Matching Stock Program/ Number of shares	Diluted earnings per share
Net profit	in € million	18.0	1.4	-0.6		18.8
Average weighted number of outstanding shares	Number	53,266,684	3,636,364		282,603	57,185,651
Earnings per share	Euro	0.34				0.33

		Jan. 1 to March 31, 2006	Financial instruments Reconciliation			Jan. 1 to March 31, 2006
		Basic (undiluted) earnings per share	Interest expenses convertible bond/ Number of shares	current and deferred taxes	Matching Stock Program/ Number of shares	Diluted earnings per share
Net profit	in € million	17.8				17.8
Average weighted number of outstanding shares	Number	55,000,000			69,288	55,069,288
Earnings per share	Euro	0.32				0.32

Notes to the Consolidated Balance Sheet

13. Intangible assets

Intangible assets comprise, as at the end of the previous year, program/product values and program-independent technologies recognized in conjunction with the purchase price allocation, software (mainly technical) and purchased goodwill.

Additions to intangible assets during the first quarter 2007 amounted to € 5.0 million (first quarter 2006: € 0.1 million) and related primarily to program-related investments.

The amortization expense for the first quarter 2007 was € 13.1 million (first quarter 2006: € 13.6 million).

14. Property, plant and equipment

Capital expenditure for property, plant and equipment during the first three months of 2007 was € 12.9 million (first quarter 2006: € 11.5 million). The depreciation expense for the same period amounted to € 20.8 million (first quarter 2006: € 23.9 million).

15. Inventories

in € million	March 31, 2007	Dec. 31, 2006
Raw materials and supplies	242.8	230.2
Work in process	301.2	295.3
Advance payments	23.8	3.5
	567.8	529.0

16. Receivables and other assets

	March 31, 2007			Dec. 31, 2006		
in € million	Current Due within one year	Non-current Due in more than one year	Total	Current Due within one year	Non-current Due in more than one year	Total
Trade receivables	425.2		425.2	345.1		345.1
Accounts receivable attributable to production and maintenance orders (PoC)	331.6		331.6	266.0		266.0
	756.8		756.8	611.1		611.1

in € million	March 31, 2007 Current Due within one year	Non-current Due in more than one year	Total	Dec. 31, 2006 Current Due within one year	Non-current Due in more than one year	Total
Accounts receivable from related companies						
Associated companies	39.4		39.4	51.1		51.1
Joint ventures	1.1		1.1	3.8		3.8
Tax refund claims						
Income taxes	2.2		2.2	12.5		12.5
Other taxes	2.6		2.6	12.0		12.0
Receivable from suppliers	3.0		3.0	4.6		4.6
Receivable from employees	1.6		1.6	1.3		1.3
Market value of derivatives						
Forward foreign exchange	20.1	4.4	24.5	18.7	7.5	26.2
Interest rate swaps		0.2	0.2		0.2	0.2
Forward purchased of material	0.7	0.3	1.0			
Other assets	2.6	4.1	6.7	4.0	4.1	8.1
	73.3	9.0	82.3	108.0	11.8	119.8

17. Equity

Capital reserves

Capital reserves include premiums arising from the issue of shares and the fair values recorded for the Matching Stock Program. The equity portion of the convertible bond (after tax) issued on February 1, 2007 is also recognized on this line (Note 19).

Revenue reserves

Revenue reserves comprise the post-acquisition and non-distributed earnings of consolidated group companies. Revenue reserves stood at € 99.4 million at the end of the quarter. Revenue reserves increased during the first quarter 2007 by the amount of the net profit (€ 18.0 million).

Treasury shares

Share buy-back

At the Annual General Meeting of MTU Aero Engines Holding AG on May 12, 2006, the shareholders authorized the Board of Management to acquire treasury shares via the stock exchange, up to a maximum of 10% of the Company's share capital in place at the date of the resolution and to withdraw these shares for circulation without any further resolution by the Annual General Meeting. The buy-back authorization remains valid until November 11, 2007.

In conjunction with the authorization resolved at the Annual General Meeting held on May 12, 2006, MTU Aero Engines Holding AG's Board of Management decided to buy back shares via the stock exchange. By March 31, 2007, a total of 1,825,161 shares (i.e. 3.3% of the Company's share capital) had been acquired at an average price of € 27.04 per share. The total cost of the buy-back (€ 49.4 million) has been recognized directly in equity on the line "Treasury shares". Transaction costs incurred in conjunction with the buy-back were recognized directly in equity (net of income taxes).

As a result of the share buy-back transactions, the weighted average number of shares at March 31, 2007 was 53,266,684 shares. At March 31, 2007, a total of 53,174,839 MTU Aero Engines Holding AG shares, each with a par-value of € 1, were in issue.

Determination of the average number of shares in issue during the first quarter 2007 and the number of outstanding shares at March 31, 2007

	2007			2006		
in number	Balance at beginning of month	Purchased 2007	Balance at end of month	Balance at beginning of month	Purchased 2006	Balance at end of month
Purchased/weighted average as at January 1	55,000,000	-1,650,883	53,349,117	55,000,000		55,000,000
January	53,349,117		53,349,117	55,000,000		55,000,000
February	53,349,117	-73,020	53,276,097	55,000,000		55,000,000
March	53,276,097	-101,258	53,174,839	55,000,000		55,000,000
Purchased/weighted average as at March 31		-1,825,161	53,266,684	55,000,000		55,000,000

Accumulated other equity

Accumulated other equity contains adjustments arising from the foreign currency translation of the financial statements of foreign subsidiaries and fair value gains and losses arising on financial instruments recognized directly in equity.

18. Other provisions

Other provisions comprise primarily personnel-related obligations, pending losses on onerous contracts relating to MRO business, warranties and tax obligations. Contingent liabilities are measured in accordance with IFRS 3.48 (b). As in the past, obligations arising from contingent liabilities are measured on the basis of periods of between nine and fifteen years. Provisions for pending losses on onerous contracts relate to risks concerning the order backlog for commercial engine business.

19. Financial liabilities

in € million	Current: Due within one year March 31, 2007	Current: Due within one year Dec. 31, 2006	Non-current: Due in more than one and less than five years March 31, 2007	Non-current: Due in more than one and less than five years Dec. 31, 2006	Non-current: Due in more than five years March 31, 2007	Non-current: Due in more than five years Dec. 31, 2006	Total March 31, 2007	Total Dec. 31, 2006
Bonds								
Convertible bond			162.9				162.9	
Interest liability	0.8						0.8	
High Yield Bond						165.0		165.0
Interest liability on High Yield Bond		3.4						3.4
Liabilities to banks								
Revolving Credit Facility	10.7	75.6					10.7	75.6
Other liabilities to banks	11.4	7.6	21.8	25.8			33.2	33.4
Liabilities to related companies								
Non consolidated subsidiaries	3.6						3.6	
Other companies	0.1	0.1					0.1	0.1
Other financial liabilities								
Finance lease liabilities	2.6	2.5	22.7	23.3	22.4	22.7	47.7	48.5
Loan from the province of British Columbia to MTU Maintenance Canada			12.7	12.8			12.7	12.8
	29.2	98.2	220.1	61.9	22.4	187.7	271.7	338.8

The currency used to finance the Group is the Euro. This relates mainly to loans, a convertible bond issue and bank overdrafts (Revolving Credit Facility).

The Group has access to overdraft facilities amounting to € 250 million, based on agreements that run until March 24, 2010. These include a line of credit for € 130 million with a banking consortium. Bilateral credit arrangements (ancillary facilities) have been agreed with three banks for the remaining € 120 million. At March 31, 2007, an amount of € 10.7 million (March 31, 2006: € 0.0 million) of € 250 million was being utilized in the form of current account overdrafts. A further € 18.8 million (March 31, 2006: € 24.1 million) was drawn as bank guarantees to the benefit of third parties. The effective take-up of credit under the Revolving Credit Facility is subject to interest charged at a variable rate tied to market interest rates.

On January 23, 2007, and taking effect on February 1, 2007, MTU Aero Engines Holding AG issued a convertible bond with a total volume of € 180 million (divided into 1,800 partial bonds). The security has a par value of € 100,000 per bond and a term to maturity of five years. The bonds can be converted into registered non-par value common shares of the company corresponding to a proportionate amount (€ 1 per share) of the company's total share capital. The bonds are entitled to receive profits from the beginning of the financial year in which they are issued and the subscription rights of existing shareholders are excluded.

At a conversion price of € 49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75%, payable yearly on February 1. The bonds are expected to be admitted for trading on the Luxembourg Stock Exchange by April 30, 2007 at the latest. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V., incorporated on January 19, 2007, and wholly owned by MTU Aero Engines Holding AG.

The present value of the future contractually agreed cash flows under the Convertible Bonds Underwriting Agreement dated January 23, 2007 has been discounted with a market interest rate of 5% (the rate the Company would have had to pay if it had issued a non-convertible bond). The interest expense that will be recognized over the term of the convertible loan results from unwinding the obligation using the market interest used to determine its present value.

MTU has used the cash inflow generated by the convertible loan to pay back the fixed-interest High Yield Bond of € 165.0 million plus early repayment premium and accumulated interest. The total amount so used was € 189.6 million. The early repayment premium of € 19.1 million and the time-apportioned interest expense for 2007 of € 2.1 million reduced Group earnings for the first quarter 2007.

20. Other liabilities

in € million	Current Due within one year March 31, 2007	Current Due within one year Dec. 31, 2006	Non-current Due in more than one and less than five years March 31, 2007	Non-current Due in more than one and less than five years Dec. 31, 2006	Non-current Due in more than five years March 31, 2007	Non-current Due in more than five years Dec. 31, 2006	Total March 31, 2007	Total Dec. 31, 2006
Advance payments from customers	297.6	255.9	281.8	281.8			579.4	537.7
Liabilities to related companies								
Non consolidated subsidiaries	3.9	3.9					3.9	3.9
Joint ventures		0.1						0.1
Other companies	93.6	57.7					93.6	57.7
Taxes payable	25.3	16.5					25.3	16.5
Social security	3.2	2.6					3.2	2.6
Employees	60.6	57.9	4.5	4.5			65.1	62.4
Sundry other liabilities	13.8	16.2	9.3	8.5	2.4	2.4	25.5	27.1
	498.0	410.8	295.6	294.8	2.4	2.4	796.0	708.0

21. Income tax liabilities

in € million	Due in more than one year	Total March 31, 2007
Deferred tax liabilities	319.9	319.9
	319.9	319.9

in € million	Due in more than one year	Total Dec. 31, 2006
Deferred tax liabilities	307.2	307.2
	307.2	307.2

22. Related party relationships

MTU Group companies did not enter into any contracts with members of the Board of Management, the Supervisory Board or with other key management personnel or with companies in whose management or supervisory boards those persons are represented. The same applies to close members of the families of those persons.

23. Segment information by business segment

The activities of the various segments are described in the consolidated financial statements of MTU Aero Engines Holding AG at December 31, 2006. Segment information for the first three months of 2007 is as follows:

in € million	Commercial and Military Engine Business Jan. 1 to March 31, 2007	Commercial Maintenance Business Jan. 1 to March 31, 2007	Consolidation/ reconciliation Jan. 1 to March 31, 2007	Group Jan. 1 to March 31, 2007
Revenues with third parties	380.4	260.2		640.6
Commercial	269.7	260.2		529.9
Military	110.7			110.7
Revenues with other segments	3.4	2.1	-5.5	
Commercial	3.4	2.1	-5.5	
Military				
Total revenues	383.8	262.3	-5.5	640.6
Commercial	273.1	262.3	-5.5	529.9
Military	110.7			110.7
Cost of sales	-315.9	-228.4	5.3	-539.0
Gross profit	67.9	33.9	-0.2	101.6
Earnings before interest and tax (EBIT)	33.5	22.1	1.1	56.7
Depreciation and amortization	25.5	8.4		33.9
Earnings before interest, tax, depreciation and amortization (EBITDA)	59.0	30.5	1.1	90.6
Earnings before interest, tax, depreciation and amortization (EBITDA adjusted)	59.0	30.5	1.1	90.6
Financial result	-5.7	-0.7	-19.8	-26.2
Share of profit/loss of joint ventures accounted for using the equity method		-0.7		-0.7
Internal allocation	-1.1	1.1		
Earnings before tax (EBT)	26.7	21.8	-18.7	29.8
Pre-tax return on sales %	7.0	8.3		4.7

in € million	Commercial and Military Engine Business Jan. 1 to March 31, 2006	Commercial Maintenance Business Jan. 1 to March 31, 2006	Consolidation/ reconciliation Jan. 1 to March 31, 2006	Group Jan. 1 to March 31, 2006
Revenues with third parties	345.6	228.9		574.5
Commercial	243.3	228.9		472.2
Military	102.3			102.3
Revenues with other segments	2.7	2.1	-4.8	
Commercial	2.7	2.1	-4.8	
Military				
Total revenues	348.3	231.0	-4.8	574,5
Commercial	246.0	231.0	-4.8	472.2
Military	102.3			102.3
Cost of sales	-304.1	-197.3	4.8	-496.6
Gross profit	44.2	33.7		77.9
Earnings before interest and tax (EBIT)	21.0	17.2	-0.2	38.0
Depreciation and amortization	28.8	8.7		37.5
Earnings before interest, tax, depreciation and amortization (EBITDA)	49.8	25.9	-0.2	75.5
Earnings before interest, tax, depreciation and amortization (EBITDA adjusted)	43.1	25.9	-0.2	68.8
Financial result	-4.1	-1.1	-1.9	-7.1
Share of profit/loss of joint ventures accounted for using the equity method				
Internal allocation	-2.3	2.3		
Earnings before tax (EBT)	14.6	18.4	-2.1	30.9
Pre-tax return on sales %	4.2	8.0		5.4

Financial Calendar

Teleconference on first quarter 2007 earnings	April 23, 2007
Annual General Meeting for the financial year 2006	April 27, 2007
Teleconference first quarter 2007/six months earnings	July 25, 2007
2007 conference with analysts and investors	September 21, 2007
Teleconference on third quarter 2007 earnings	October 25, 2007

Contacts

Investor Relations
Telephone +49 (0) 89-1489-8313
Telephone +49 (0) 89-1489-3911
Telefax +49 (0) 89-1489-95062
E-Mail Inka.Koljonen@muc.mtu.de
Claudia.Heinle@muc.mtu.de

MTU Aero Engines Holding AG on the Internet

- Further information about MTU Aero Engines Holding AG can be obtained via the Internet at: www.mtu.de.
- Investor Relations information is available directly at http://www.mtu.de/de/investorrelations/index.html.
- Information about MTU Aero Engines Holding AG's can be obtained at: www.mtu.de/de/programme/index. html

The German version of the report is prevail.
The English translation is for convenience only.

MTU Aero Engines

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Munich • Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

elektronischer

Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	14. März 2007
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Hauptversammlung
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	070312001311
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind kostenpflichtig.

MTU Aero Engines Holding AG

München

WKN A0D 9PT
ISIN DE000A0D9PT0

Einladung zur ordentlichen Hauptversammlung der MTU Aero Engines Holding AG

Wir laden hiermit die Aktionäre unserer Gesellschaft zur **ordentlichen Hauptversammlung** ein, die am **Freitag, den 27. April 2007, um 10.00 Uhr**, im **M,O,C, Veranstaltungscenter, Lilienthalallee 40, 80939 München**, stattfindet.

Einlass ist ab 09.00 Uhr.

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und Lageberichts der MTU Aero Engines Holding AG und des gebilligten Konzernabschlusses sowie Konzernlageberichts und des Berichts des Aufsichtsrats für das Geschäftsjahr 2006**

Die genannten Unterlagen können von der Einberufung der Hauptversammlung an im Internet unter der Adresse www.mtu.de/hv eingesehen werden.

2. **Beschlussfassung über die Verwendung des Bilanzgewinns**

Aus dem Bilanzgewinn des Geschäftsjahres 2006 sollen 0,82 Euro je dividendenberechtigter Stückaktie ausgeschüttet werden. Die Auszahlung der Dividende soll am 30. April 2007 erfolgen. Von der Gesellschaft gehaltene eigene Aktien sind nicht dividendenberechtigt. Bis zur Hauptversammlung kann sich die Anzahl der dividendenberechtigten Stückaktien verändern. In diesem Fall wird der Hauptversammlung ein entsprechend angepasster Gewinnverwendungsvorschlag unterbreitet werden.
Vorstand und Aufsichtsrat schlagen vor, den Bilanzgewinn des Geschäftsjahres 2006 der MTU Aero Engines Holding AG in Höhe von Euro 43,8 Mio. wie folgt zu verwenden:

1.	Bilanzgewinn	Euro	43,8 Mio
2.	Einstellung in Gewinnrücklagen	–	
3.	Ausschüttung einer Dividende von Euro 0,82 je dividendenberechtigter Aktie	Euro	43,8 Mio
4.	Gewinnvortrag	–	

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2006**

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2006 Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2006**

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Ge-schäftsjahr 2006 Entlastung zu erteilen.

5. **Wahl eines Aufsichtsratsmitglieds**

Der ehemalige Aufsichtsrat Prof. Dr. Sigmar Wittig hat sein Amt als Aufsichtsrat der MTU Aero Engines Holding AG mit Wirkung zum 31. März 2007 niedergelegt. Der Aufsichtsrat schlägt vor, Herrn Klaus Eberhardt, Düsseldorf, Vorstandsvorsitzender der Rheinmetall AG, als Vertreter der Anteilseigner in den Aufsichtsrat zu wählen. Die Wahl erfolgt dabei nicht für den Rest der ursprünglichen Amtszeit des Herrn Prof. Dr. Sigmar Wittig, sondern für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach Beginn der Amtszeit beschließt, wobei das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird.
Herr Klaus Eberhardt ist Mitglied in folgenden gesetzlich zu bildenden Aufsichtsräten:

•Kolbenschmidt Pierburg AG (Vorsitzender),
•MAN AG [bis 10. Mai 2007],

- Rheinmetall Defence Electronics GmbH (Vorsitzender),
- Rheinmetall Landsysteme GmbH (Vorsitzender),
- Rheinmetall Waffe Munition GmbH (Vorsitzender).

Herr Klaus Eberhardt ist außerdem Mitglied in folgenden vergleichbaren Kontrollgremien in- und ausländischer Wirtschaftsunternehmen:

- Hirschmann Electronics Holding S.A. (Vorsitzender) [bis 16. März 2007],
- Oerlikon Contraves AG (Vorsitzender),
- Nitrochemie AG (Präsident),
- Nitrochemie Wimmis AG (Präsident),
- Eckart Wälzholz-Junius Familienstiftung,
- Dietrich Wälzholz Familienstiftung.

Der Aufsichtsrat besteht gem. §§ 96 Abs. 1, 101 Abs. 1 Aktiengesetz i.V.m. § 7 Abs. 1 Nr. 1 des Mitbestimmungsgesetzes vom 04. Mai 1976 und § 7 Abs. 1 der Satzung der Gesellschaft aus zwölf Mitgliedern, und zwar aus sechs Aufsichtsratsmitgliedern der Aktionäre und sechs Aufsichtsratsmitglieder der Arbeitnehmer. Die Hauptversammlung ist bei der Wahl der Aktionärsvertreter nicht an Wahlvorschläge gebunden.

6. **Wahl des Abschlussprüfers für das Geschäftsjahr 2007**

Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, zum Abschlussprüfer für das Geschäftsjahr 2007 zu wählen.

7. **Beschlussfassung über die Änderung von § 3 der Satzung (Bekanntmachungen)**

Der elektronische Versand von Hauptversammlungsunterlagen an die Aktionäre soll künftig möglich sein. Das vom Bundestag beschlossene Transparenzrichtlinie-Umsetzungsgesetz (Gesetz zur Umsetzung der Richtlinie 2004/109/EG des Europäischen Parlaments und des Rates vom 15. Dezember 2004 zur Harmonisierung der Transparenzanforderungen in Bezug auf Informationen über Emittenten, deren Wertpapiere zum Handel auf einem geregelten Markt zugelassen sind, und zur Änderung der Richtlinie 2001/34/EG, veröffentlicht im Bundesgesetzblatt Teil I Nr. 1 vom 10. Januar 2007, S. 10 ff.), das am 20. Januar 2007 in Kraft getreten ist, verlangt als Voraussetzung eines elektronischen Versands von Hauptversammlungsunterlagen die Zustimmung der Hauptversammlung zu dieser Art der Informationsübermittlung. Daher soll die Möglichkeit der Informationsübermittlung an Aktionäre im Wege der Datenfernübertragung bei Vorliegen der erforderlichen Zustimmung in der Satzung verankert werden.

Vorstand und Aufsichtsrat schlagen deshalb vor, folgenden Beschluss zu fassen:

Die Überschrift des § 3 der Satzung wird um die Worte „und Informationen" erweitert und lautet damit „§ 3 Bekanntmachungen und Informationen"

Der bisherige einzige Absatz des § 3 der Satzung wird zu dessen erstem Absatz; zu diesem Zweck wird ihm die Zählung „(1)" vorangestellt.

§ 3 der Satzung wird um folgenden zweiten Absatz ergänzt:

„(2) Die Gesellschaft ist berechtigt, ihren Aktionären Informationen im Wege der Datenfernübertragung zu übermitteln."

8. **Beschlussfassung über die Ermächtigung zum Erwerb und zur Verwendung eigener Aktien gemäß § 71 Abs. 1 Nr. 8 Aktiengesetz und zum Ausschluss des Bezugsrechts**

Die von der Hauptversammlung am 12. Mai 2006 beschlossene Ermächtigung der Gesellschaft zum Erwerb eigener Aktien läuft am 11. November 2007 aus. Sie soll durch eine neue Ermächtigung ersetzt werden.

Vorstand und Aufsichtsrat schlagen daher vor, wie folgt zu beschließen:

a) Die Gesellschaft wird ermächtigt, für die Zeit vom 28. April 2007 bis einschließlich zum 27. Oktober 2008 gemäß § 71 Abs. 1 Nr. 8 Aktiengesetz eigene Aktien mit einem anteiligen Betrag des Grundkapitals bis zu 10 Prozent des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Erwerb kann nach Wahl des Vorstands über die Börse oder mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder – soweit rechtlich zulässig – der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) erfolgen. Der Gegenwert für den Erwerb dieser Aktien darf den Börsenkurs um nicht mehr als 10 Prozent über- bzw. unterschreiten, wobei etwaige Erwerbsnebenkosten außer Ansatz bleiben. Als maßgeblicher Börsenkurs im Sinne der vorstehenden Regelung gilt dabei im Falle eines Erwerbs über die Börse der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor dem Erwerb der Aktien. Im Falle eines Erwerbs mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) gilt der Mittelwert der Aktienkurse in der Schlussauktion im XETRA-Handel (oder einem vergleichbaren Nachfolgesystem) während der letzten drei Börsenhandelstage vor der Veröffentlichung des Angebots als maßgeblicher Börsenkurs. Im Fall erheblicher Kursschwankungen ist der Vorstand ermächtigt, dieses Kaufangebot

oder die Aufforderung zur Abgabe eines Verkaufsangebots unter Berücksichtigung eines neuen Mittelwertes der Aktienkurse nach Maßgabe des vorstehenden Satzes neu zu veröffentlichen. Bei Erwerb mittels eines an sämtliche Aktionäre gerichteten öffentlichen Kaufangebots (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) kann das Volumen des Angebots begrenzt werden. Das Angebot oder die Aufforderung zur Abgabe eines Angebots kann weitere Bedingungen enthalten. Sofern die gesamte Annahme des Angebots (oder die Gesamtzahl der Angebote) dieses Volumen überschreitet, muss der Erwerb im Verhältnis der jeweils angebotenen Aktien erfolgen; dabei dürfen kleine zum Erwerb angebotene Pakete (bis 100 Stück) bevorzugt behandelt werden. Das Angebot oder die Aufforderung zur Abgabe eines Angebots kann weitere Bedingungen enthalten.

b) Der Vorstand wird ermächtigt, die erworbenen eigenen Aktien der Gesellschaft auch in anderer Weise als über die Börse oder durch ein Angebot an die Aktionäre zu veräußern, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien gleicher Ausstattung der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

c) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder mittels öffentlichen Angebots an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Programms der Gesellschaft an dessen Teilnehmer veräußert werden, die in einem Arbeits- oder Dienstverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen. Soweit eine Veräußerung im Rahmen des Matching Stock Programms der Gesellschaft an Vorstandsmitglieder oder ehemalige Vorstandsmitglieder der Gesellschaft erfolgen soll, wird der Aufsichtsrat zu dieser nicht über die Börse oder mittels öffentlichen Angebots an sämtliche Aktionäre erfolgenden Veräußerung ermächtigt. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

d) Darüber hinaus wird der Vorstand ermächtigt, die erworbenen eigenen Aktien im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ganz oder zum Teil als Gegenleistung zu verwenden. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

e) Ferner wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien zur Erfüllung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder Kombinationen dieser Instrumente) zu verwenden, welche die Gesellschaft auf Grund des Hauptversammlungsbeschlusses vom 31. Mai 2005 begibt oder begeben hat. Das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft ist insoweit ausgeschlossen.

f) Weiterhin wird der Vorstand ermächtigt, die erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen. Sie können auch im vereinfachten Verfahren ohne Kapitalherabsetzung durch Anpassung des anteiligen rechnerischen Betrags der übrigen Stückaktien am Grundkapital der Gesellschaft eingezogen werden. Die Einziehung kann auf einen Teil der erworbenen Aktien beschränkt werden. Von der Ermächtigung zur Einziehung kann mehrfach Gebrauch gemacht werden. Erfolgt die Einziehung im vereinfachten Verfahren, ist der Vorstand zur Anpassung der Zahl der Stückaktien in der Satzung ermächtigt.

g) Die vorstehenden Ermächtigungen können einmal oder mehrmals, ganz oder in Teilen, einzeln oder zusammen ausgeübt werden. Sie können auch durch Konzernunternehmen im Sinne des § 17 Aktiengesetz ausgenutzt werden.

h) Die Ermächtigung der Gesellschaft zum Erwerb eigener Aktien vom 12. Mai 2006 wird mit Wirksamwerden dieser neuen Ermächtigungen aufgehoben.

Bericht des Vorstands zu Tagesordnungspunkt 8

Der Beschlussvorschlag von Vorstand und Aufsichtsrat sieht in Übereinstimmung mit der üblichen Unternehmenspraxis auf der Grundlage von § 71 Abs. 1 Nr. 8 Aktiengesetz vor, die Gesellschaft durch die Hauptversammlung für höchstens 18 Monate zum Erwerb eigener Aktien in Höhe von bis zu 10 Prozent des derzeitigen Grundkapitals zu ermächtigen. Der Vorstand verfügt bereits über eine solche Ermächtigung, die auch teilweise genutzt wurde; insgesamt wurden in Ausnutzung dieser Ermächtigung 1.825.161 Aktien durch die Gesellschaft erworben (Stand: 14. März 2007). Diese in der Hauptversammlung der MTU Aero Engines Holding AG vom 12. Mai 2006 beschlossene zeitlich begrenzte Ermächtigung zum Erwerb eigener Aktien soll verlängert werden.

Bei der Entscheidung über die Verwendung der eigenen Aktien wird sich der Vorstand allein von den Interessen der Aktionäre und der Gesellschaft leiten lassen. Der Vorstand wird der Hauptversammlung über eine Ausnutzung der vorgeschlagenen Ermächtigung berichten.

Bei dem Erwerb eigener Aktien ist der Grundsatz der Gleichbehandlung gemäß § 53a Aktiengesetz zu wahren. Der hier vorgeschlagene Erwerb der Aktien über die Börse oder durch ein öffentliches Kaufangebot (oder der öffentlichen Aufforderung zur Abgabe eines Verkaufsangebots) trägt diesem Grundsatz Rechnung. Sofern ein öffentliches Angebot oder die öffentlichen Aufforderung zur Abgabe eines Angebots überzeichnet ist, muss der Erwerb im Verhältnis der jeweils angebotenen Aktien erfolgen. Für die Wiederveräußerung erworbener eigener Aktien sieht das Gesetz grundsätzlich den Verkauf über die Börse oder durch Angebot an alle Aktionäre vor, wodurch der Grundsatz der Gleichbehandlung gemäß § 53a Aktiengesetz gewahrt wird.

Die Hauptversammlung kann jedoch in entsprechender Anwendung von § 186 Abs. 3 und Abs. 4 Aktiengesetz auch eine andere Veräußerung beschließen. Insoweit sieht der Beschluss die Ermächtigung des Vorstands vor, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre zu veräußern, wenn die erworbenen eigenen Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft gleicher Gattung und Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Ein etwaiger Abschlag vom aktuellen Börsenpreis wird nach derzeitigem Diskussionsstand in der Fachliteratur in Höhe von bis zu 10 Prozent des Börsenpreises für zulässig gehalten. Mit dieser Ermächtigung wird auch von der in § 71 Abs. 1 Nr. 8 Aktiengesetz in entsprechender Anwendung des § 186 Abs. 3 Satz 4 Aktiengesetz zugelassenen Möglichkeit zum Bezugsrechtsausschluss Gebrauch gemacht. Insgesamt werden die Vermögens- und Stimmrechtsinteressen der Aktionäre bei einer Veräußerung der eigenen Aktien an Dritte unter Ausschluss des Bezugsrechts der Aktionäre auf der Grundlage von § 71 Abs. 1 Nr. 8 Aktiengesetz angemessen gewahrt. Die Ermächtigung beschränkt sich auf insgesamt höchstens 10 Prozent des im Zeitpunkt der Beschlussfassung bestehenden Grundkapitals der Gesellschaft. Für Aktionäre, die am Erhalt ihrer Stimmrechtsquote interessiert sind, besteht grundsätzlich die Möglichkeit, eine entsprechende Anzahl von Aktien an der Börse hinzu zu erwerben. Vorstand und Aufsichtsrat sind der Auffassung, dass dieser Handlungsrahmen unter Berücksichtigung der Strategie der Gesellschaft den Interessen der Gesellschaft dient und auch unter Berücksichtigung der Interessen der Aktionäre angemessen ist.

Des weiteren sieht der Beschluss eine Ermächtigung des Vorstands vor, die erworbenen eigenen Aktien ganz oder zum Teil zur Erfüllung der sich aus dem Matching Stock Programm der Gesellschaft ergebenden Ansprüche der Arbeit- und Dienstnehmer der Gesellschaft zu verwenden. Wegen der Einzelheiten dieses Programms wird auf den Abschnitt „Vergütungsbericht" im Geschäftsbericht für das Geschäftsjahr 2006 verwiesen. Rechtstechnisch setzt diese Art der Verwendung voraus, dass das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft insoweit ausgeschlossen wird; dies sieht der Beschluss vor.

Ferner sieht der Beschluss eine Ermächtigung des Vorstands vor, die erworbenen eigenen Aktien ganz oder zum Teil im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen Dritten als (Teil-) Gegenleistung anzubieten bzw. zu verwenden. Die Gesellschaft soll in der Lage sein, bei sich bietenden Gelegenheiten gezielte Unternehmens- oder Beteiligungserwerbe im Rahmen ihres satzungsgemäßen Unternehmensgegenstands durchzuführen. Inhaber von Unternehmen und Beteiligungen erwarten, insbesondere im internationalen Rahmen, als Gegenleistung für die Veräußerung des Unternehmens bzw. der Beteiligung häufig Aktien der erwerbenden Gesellschaft. Mit der vorgeschlagenen Ermächtigung wird die Gesellschaft in die Lage versetzt, bei konkreten Akquisitionsvorhaben, bei denen sie möglicherweise im Wettbewerb mit anderen Interessenten steht, auch etwa vorhandene eigene Aktien als Gegenleistung zu verwenden und damit unter Umständen auf eine andernfalls erforderliche Erhöhung des Grundkapitals gegen Sacheinlagen verzichten zu können. Auch diese Art der Verwendung setzt wiederum rechtstechnisch voraus, dass das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft insoweit ausgeschlossen wird, was so im Beschluss vorgesehen ist.

Die Gesellschaft soll ferner ermächtigt werden, eigene Aktien zur Erfüllung von Verpflichtungen aus Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder einer Kombination dieser Instrumente) zu verwenden, die auf Grund des Ermächtigungsbeschlusses der Hauptversammlung vom 31. Mai 2005 sowie von der Hauptversammlung gefasster ergänzender Beschlüsse ausgegeben worden sind und noch ausgegeben werden. Diese Ermächtigung liegt schon deswegen im Interesse der Gesellschaft und der Aktionäre, weil sie der Gesellschaft die Möglichkeit schafft, sofern dies im konkreten Fall sachgerecht ist, die Ausgabe neuer Aktien aus dem bedingten Kapital und damit eine Kapitalerhöhung mit Stimm- und Quotenverwässerung der Aktionäre zu vermeiden. Der Preis, zu dem die Aktien in den vorgenannten Fällen ausgegeben werden, hängt von den jeweiligen Umständen des Einzelfalls und vom Zeitpunkt ab. Der Vorstand wird sich bei der Preisfestsetzung an den Interessen der Gesellschaft ausrichten. Werden die Aktien zur Bedienung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (oder einer Kombination dieser Instrumente) verwendet, so entspricht der Preis, zu dem die Aktien verkauft werden, dem jeweiligen Ausübungspreis für die Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen (oder einer Kombination dieser Instrumente). Wiederum ist es rechtstechnische Voraussetzung, dass das Bezugsrecht der Aktionäre auf die eigenen Aktien der Gesellschaft insoweit ausgeschlossen wird, was Bestandteil des Beschlusses ist.

Die auf Grund dieses Ermächtigungsbeschlusses erworbenen eigenen Aktien können von der Gesellschaft ohne erneuten Beschluss der Hauptversammlung eingezogen werden. Entsprechend § 237 Absatz 3 Nr. 3 Aktiengesetz kann die Hauptversammlung der Gesellschaft die Einziehung ihrer voll eingezahlten Stückaktien beschließen, auch ohne dass damit eine Herabsetzung des Grundkapitals der Gesellschaft erforderlich wird. Die vorgeschlagene Ermächtigung sieht neben der Einziehung mit Kapitalherabsetzung diese Alternative ausdrücklich vor. Durch eine Einziehung der eigenen Aktien ohne Kapitalherabsetzung erhöht sich automatisch der rechnerische Anteil der übrigen Stückaktien am Grundkapital der Gesellschaft. Der Vorstand soll daher auch ermächtigt werden, die erforderlich werdende Änderung der Satzung hinsichtlich der sich durch eine Einziehung verändernde Anzahl der Stückaktien vorzunehmen.

Auf Grund der vorstehenden Erwägungen liegt aus Sicht von Vorstand und Aufsichtsrat die vorgeschlagene Ermächtigung zum Erwerb eigener Aktien im Interesse der Aktionäre und kann es im Einzelfall rechtfertigen, das Bezugsrecht der Aktionäre auszuschließen. Vorstand und Aufsichtsrat werden daher in jedem Einzelfall prüfen und abwägen, ob die Gewährung eigener Aktien unter Ausschluss des Bezugsrechts im überwiegenden Interesse der Gesellschaft liegt.

Mitteilungen gemäß § 128 Abs. 2 Sätze 6 bis 8 Aktiengesetz

Folgende Kreditinstitute haben die innerhalb von fünf Jahren zeitlich letzte Emission von Wertpapieren der Gesellschaft übernommen:

Deutsche Bank Aktiengesellschaft, Frankfurt am Main
Bayerische Hypo- und Vereinsbank AG, München
Commerzbank Aktiengesellschaft, Frankfurt am Main

Teilnahme an der Hauptversammlung

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind gemäß § 15 der Satzung der MTU Aero Engines Holding AG nur diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft als Aktionäre eingetragen sind und ihre Aktien so angemeldet haben, dass ihre Anmeldung spätestens am siebten Tag vor der Hauptversammlung, also spätestens bis Freitag, den 20. April 2007, bei der Gesellschaft eingegangen ist.

Aktionäre, die im Aktienregister eingetragen sind, können sich entweder schriftlich bei der MTU Aero Engines Holding AG unter der Anschrift:

MTU Aero Engines Holding AG
c/o Computershare HV-Services AG
HV-Anmeldung
Prannerstraße 8
80333 München

oder per Telefax unter der Nummer:

++49 / (0)89 / 3090374675

oder elektronisch unter der Internet-Adresse:

www.mtu.de/hv

anmelden. Nähere Hinweise zum Anmeldeverfahren entnehmen Sie bitte dem Anmeldeformular bzw. der genannten Internetseite. Für die elektronische Anmeldung benötigen Sie einen individuellen Zugangscode, den Sie mit den Aktionärsunterlagen erhalten.

Ist ein Kreditinstitut im Aktienregister eingetragen, so kann dieses Kreditinstitut das Stimmrecht für Aktien, die ihm nicht gehören, nur auf Grund einer Ermächtigung des Aktionärs ausüben.

Stimmrechtsvertretung

Aktionäre, die im Aktienregister eingetragen sind und nicht persönlich an der Hauptversammlung teilnehmen möchten, können ihr Stimmrecht durch einen Bevollmächtigten, zum Beispiel ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen. Auch in diesem Fall ist für eine rechtzeitige Anmeldung durch den Aktionär oder den Bevollmächtigten Sorge zu tragen. Für die Übertragung des Stimmrechts auf einen Bevollmächtigten ist nach der Satzung der Gesellschaft die Schriftform erforderlich.

Wir bieten Ihnen darüber hinaus an, sich nach Maßgabe Ihrer Weisungen auch durch Mitarbeiter der Gesellschaft in der Hauptversammlung vertreten zu lassen. Diesen Stimmrechtsvertretern müssen zu diesem Zweck eine Vollmacht und Weisungen für die Ausübung des Stimmrechts erteilt werden. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen. Vor der Hauptversammlung können Vollmacht und Weisungen für die von der Gesellschaft benannten Stimmrechtsvertreter bis

Donnerstag, den 26. April 2007, 12.00 Uhr, schriftlich, per Telefax oder elektronisch unter der oben genannten Internet-Adresse erfolgen.

Bitte beachten Sie, dass die Stimmrechtsvertreter keine Aufträge zu Wortmeldungen oder dem Stellen von Fragen oder von Anträgen entgegennehmen und Verfahrensanträge und unangekündigte Anträge von Aktionären nicht unterstützen werden.

Nähere Einzelheiten und Formulare zur Vollmachts- und Weisungserteilung werden wir unseren Aktionären zusammen mit Zusendung der Einladung zur Hauptversammlung mitteilen.

Anträge, Wahlvorschläge und Anfragen von Aktionären

Anträge der Aktionäre im Sinne von § 126 Aktiengesetz oder Wahlvorschläge im Sinne von § 127 Aktiengesetz sind ausschließlich entweder schriftlich unter der Anschrift:

MTU Aero Engines Holding AG
Abteilung Investor Relations
Dachauer Straße 665
80995 München

oder per Telefax unter der Nummer:

Fax: ++49 / (0)89 / 1489-2172

oder elektronisch an folgende E-Mail-Anschrift:

hauptversammlung2007@muc.mtu.de

zu richten.

Anderweitig adressierte Anträge und Wahlvorschläge werden für die Zugänglichmachung nach §§ 126, 127 Aktiengesetz nicht berücksichtigt. Bis spätestens Donnerstag, den 12. April 2007, unter vorstehender Adresse eingehende, zugänglich zu machende Anträge und Wahlvorschläge von Aktionären zu den Punkten der Tagsordnung werden einschließlich des Namens des Aktionärs, einer Begründung und einer etwaigen Stellungnahme der Verwaltung unverzüglich nach ihrem Eingang unter der Internet-Adresse:

www.mtu.de/hv

veröffentlicht.

Mitteilung gemäß § 30b Abs. 1 Nr. 1 WpHG

Gemäß § 30b Abs. 1 Nr. 1 WpHG in der Fassung des Transparenzrichtlinie-Umsetzungsgesetzes teilen wir mit:

Im Zeitpunkt der Einberufung der Hauptversammlung 2007 hat die MTU Aero Engines Holding AG insgesamt 55.000.000 Aktien ausgegeben, die 55.000.000 Stimmen gewähren. Die Gesellschaft hält zum Zeitpunkt der Einberufung 1.825.161 eigene Aktien. Aus diesen eigenen Aktien stehen der Gesellschaft keine Stimmrechte zu.

München, im März 2007

MTU Aero Engines Holding AG

Der Vorstand

Jahresabschluss

zum 31. Dezember 2006

MTU Aero Engines
Holding AG,
München

Bilanz zum 31. Dezember 2006

in Tausend Euro

	Anhang			
AKTIVA				
Anlagevermögen				
Finanzanlagen	(1)		731.240	731.240
Umlaufvermögen				
Forderungen	(2)	39.182		163.662
Eigene Aktien	(3)	42.697		0
Zahlungsmittel		18		12
			81.897	163.674
			813.137	894.914

	Anhang			
PASSIVA				
Eigenkapital	(4)			
Gezeichnetes Kapital		55.000		55.000
Kapitalrücklage		427.084		465.955
Gewinnrücklagen		67.324		3.826
Bilanzgewinn		43.746		40.150
			593.154	564.931
Rückstellungen				
Rückstellungen für Pensionen	(5)	3.837		3.439
Übrige Rückstellungen	(6)	6.122		44.640
			9.959	48.079
Verbindlichkeiten				
Übrige Verbindlichkeiten	(7)		210.024	281.904
			813.137	894.914

Gewinn- und Verlustrechnung für das Geschäftsjahr 2006

in Tausend Euro

	Anhang	2006	2005
Umsatzerlöse	(8)	**7.498**	**7.778**
Allgemeine Verwaltungskosten	(9)	-10.500	-10.128
Sonstige betriebliche Erträge		150	0
Sonstige betriebliche Aufwendungen		-9	-5
Finanzergebnis	(10)	96.334	154.920
Ergebnis der gewöhnlichen Geschäftstätigkeit		**93.473**	**152.565**
Außerordentliches Ergebnis	(11)	0	7.605
Steuern vom Einkommen und vom Ertrag	(12)	-25.100	-113.858
Jahresüberschuss		**68.373**	**46.312**
Verlustvortrag		0	-2.336
Entnahme aus Kapitalrücklage		38.871	0
Entnahme aus anderen Gewinnrücklagen		3.826	0
Einstellungen in die Rücklage für eigene Aktien		-42.697	0
Einstellungen in andere Gewinnrücklagen		-24.627	-3.826
Bilanzgewinn	(13)	**43.746**	**40.150**

Anlagevermögen der MTU Aero Engines Holding AG

in Tausend Euro

	Anschaffungskosten		Buchwerte	
	1.1.2006	31.12.2006	**31.12.2006**	31.12.2005
Finanzanlagen				
Anteile an verbundenen Unternehmen	731.240	731.240	**731.240**	731.240

Anhang

Grundlagen und Methoden

Der Jahresabschluss der MTU Aero Engines Holding AG, München, wird nach handels- und aktienrechtlichen Rechnungslegungsvorschriften aufgestellt und in Tausend Euro ausgewiesen. Die in der Bilanz und in der Gewinn- und Verlustrechnung, die nach dem Umsatzkostenverfahren gegliedert ist, zur Verbesserung der Übersichtlichkeit zusammengefassten Posten sind im Anhang gesondert aufgeführt und erläutert.

Bilanzierung und Bewertung

Die MTU Aero Engines Holding AG, München, ist eine große Kapitalgesellschaft gemäß § 267 Abs. 3 S. 2 HGB.

Die Bilanzierungs- und Bewertungsmethoden haben wir im Berichtsjahr unverändert gegenüber dem Vorjahr beibehalten.

Die Bewertung der Anteile an verbundenen Unternehmen erfolgt zu Anschaffungskosten.

Die Forderungen und Zahlungsmittel sind mit dem Nennbetrag angesetzt.

Die eigenen Aktien sind zu Anschaffungskosten zuzüglich Anschaffungsnebenkosten oder niedrigeren Marktwerten bewertet.

Pensionsrückstellungen werden versicherungsmathematisch gemäß IAS 19 mit einem Rechnungszinsfuß von 4,5 % auf Basis der Richttafeln 2005G von Dr. Klaus Heubeck ermittelt.

Die Übrigen Rückstellungen sind nach den Grundsätzen vernünftiger kaufmännischer Beurteilung ermittelt.

Die übrigen Verbindlichkeiten sind mit ihren Rückzahlungsbeträgen angesetzt.

Erläuterungen zur Bilanz der MTU Aero Engines Holding AG

(1) Finanzanlagen

	Anteil 31.12.2006 %	Eigenkapital 31.12.2006 TEuro	Ergebnis 2006 TEuro
MTU Aero Engines Investment GmbH, München	100,00	731.240	0 *)

*) mit der Gesellschaft besteht ein Gewinnabführungsvertrag

(2) Forderungen

	31.12.2006 TEuro	31.12.2005 TEuro
Forderungen gegen verbundene Unternehmen	**27.676**	159.230
Sonstige Vermögensgegenstände	**11.506**	4.432
Forderungen	**39.182**	163.662

Die Forderungen gegen verbundene Unternehmen betreffen die Forderungen aufgrund des Gewinnabführungsvertrages einschließlich Steuerumlagen mit der MTU Aero Engines Investment GmbH. Sie umfassen die Abführung des Jahresergebnisses und die Steuerumlagen. Die sonstigen Vermögensgegenstände betreffen Steuerforderungen.

(3) Eigene Aktien

Rückkauf von Aktien

Die Hauptversammlung der MTU Aero Engines Holding AG hat den Vorstand am 12. Mai 2006 ermächtigt, über die Börse eigene Aktien bis zu insgesamt 10% des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben und ohne weiteren Beschluss der Hauptversammlung einzuziehen. Die Ermächtigung für den Rückkauf gilt bis zum 11. November 2007.

In Ausübung der Ermächtigung hat der Vorstand der MTU Aero Engines Holding AG beschlossen, Aktien über die Börse zurück zu kaufen. Bis zum 31. Dezember 2006 wurden insgesamt 1.650.883 Aktien, d.h. 3% des Grundkapitals, zu einem durchschnittlichen Kurs von 25,86 € erworben. Der hierfür insgesamt aufgewendete Betrag in Höhe von 42.697 TEuro wurde unter den Gewinnrücklagen als „Rücklage für eigene Aktien" ausgewiesen. Der Erwerb erfolgt zur Stärkung der Kapitalstruktur sowie zur Ausgabe von Aktien im Rahmen des Matching Stock Program.

Die Zahl der am 31. Dezember 2006 von der MTU Aero Engines Holding AG ausgegebenen Aktien im Nennwert von einem Euro beträgt 53.349.117 Stück.

Monat	Stand Monatsanfang Stück	Rückkauf Stück	Stand Monatsende Stück	Anschaffungs-kosten in TEuro	Anteil am Grundkapital in %
Mai	55.000.000	-170.130	54.829.870	4.422	0,31%
Juni	54.829.870	-570.463	54.259.407	13.601	1,04%
Juli	54.259.407	-238.916	54.020.491	6.047	0,43%
August	54.020.491	-270.496	53.749.995	7.212	0,49%
September	53.749.995	-235.110	53.514.885	6.282	0,43%
Oktober	53.514.885		53.514.885		
November	53.514.885	-150.768	53.364.117	4.668	0,27%
Dezember	53.364.117	-15.000	53.349.117	465	0,03%
		-1.650.883	**53.349.117**	**42.697**	**3,00%**

(4) Eigenkapital

Das Eigenkapital stellt sich vom 1. Januar bis zum 31. Dezember 2006 wie folgt dar:

	Gezeichnetes Kapital	Kapital-rücklage	Gewinnrücklagen		Bilanz-gewinn	Summe
			Eigene Aktien	Andere Gewinn-rücklagen		
	TEuro	TEuro	TEuro	TEuro	TEuro	TEuro
Stand 01.01.2006	55.000	465.955		3.826	40.150	**564.931**
Dividendenausschüttung 2005					-40.150	**-40.150**
Erwerb eigene Aktien		-38.871	42.697	-3.826		**0**
Einstellung in andere Gewinn-rücklagen				24.627		**24.627**
Bilanzgewinn					43.746	**43.746**
Stand 31.12.2006	**55.000**	**427.084**	**42.697**	**24.627**	**43.746**	**593.154**

Gezeichnetes Kapital

Das Grundkapital beträgt unverändert 55.000 TEuro, das sich aus 55 Mio. Stückaktien, die auf den Namen lauten, zusammensetzt.

Kapitalrücklage

Aus der Kapitalrücklage gem. § 272 Abs. 2 Nr. 4 HGB wurden im Geschäftsjahr 38.871 TEuro zum Erwerb von eigenen Aktien entnommen.

Gewinnrücklagen

Eigene Aktien
Im Geschäftsjahr wurden erworbene eigene Aktien in Höhe von 42.697 TEuro in die Gewinnrücklagen eingestellt (vergleiche Textziffer 3).

Andere Gewinnrücklagen
Aus den anderen Gewinnrücklagen wurden im Geschäftsjahr 3.826 TEuro zum Rückkauf von eigenen Aktien entnommen.

Bilanzgewinn

Die Hauptversammlung der MTU Aero Engines Holding AG hat auf Vorschlag von Vorstand und Aufsichtsrat am 12. Mai 2006 beschlossen, für das Wirtschaftsjahr 2005 eine Dividende in Höhe des Bilanzgewinns von 40.150 TEuro auszuschütten. Die Auszahlung der Dividende erfolgte ab dem 15. Mai 2006.

(5) Rückstellungen für Pensionen

Die Pensionsrückstellungen sind nach den Grundsätzen von IAS 19 bewertet. Dabei kam ein Zinssatz von 4,5% zum Ansatz. Für künftige Gehaltssteigerungen wurden 2,5%, für Rentensteigerungen 1,75% p.a. angenommen.

Versicherungsmathematische Gewinne und Verluste werden gemäß IAS 19.92 nur dann als Ertrag bzw. Aufwand erfasst, wenn der Saldo der kumulierten, nicht erfassten versicherungsmathematischen Gewinne und Verluste zum Ende des Geschäftsjahres 10% des Barwerts der tatsächlichen leistungsorientierten Verpflichtung übersteigt (Korridormethode). Zum 31. Dezember 2006 liegt die Rückstellung um 1.061 TEuro unter dem tatsächlichen Barwert der Pensionsverpflichtungen (DBO). Der Rückgang erklärt sich aus dem gestiegenen Diskontierungsfaktor und aus dem Ausscheiden eines Vorstandsmitglieds im abgelaufenen Geschäftsjahr. Die versicherungsmathematischen Gewinne in Höhe von 1.061 TEuro (i.Vj. Verluste i.H.v. 544 TEuro) werden ab dem Geschäftsjahr 2007 in Höhe von 62 TEuro über die durchschnittliche Restlebensarbeitszeit der Pensionsberechtigten ergebniswirksam verteilt.

(6) Übrige Rückstellungen

	31.12.2006 TEuro	31.12.2005 TEuro
Steuerrückstellungen	0	40.604
Sonstige Rückstellungen	6.122	4.036
	6.122	44.640

In den Steuerrückstellungen waren im Vorjahr noch nicht endgültig veranlagte Körperschaft- und Gewerbesteuer enthalten.

Die sonstigen Rückstellungen betreffen im Wesentlichen die Aufwendungen für variable Vergütungen sowie für das Matching Stock Program (MSP).

(7) Übrige Verbindlichkeiten

	31.12.2006 TEuro		31.12.2005 TEuro	
Verbindlichkeiten gegenüber verbundenen Unternehmen		**210.020**		281.752
- davon Restlaufzeit bis 1 Jahr	*210.020*		*281.752*	
Sonstige Verbindlichkeiten		**4**		152
- davon Restlaufzeit bis 1 Jahr	*4*		*152*	
- davon aus Steuern	*4*		*2*	
Summe Übrige Verbindlichkeiten		**210.024**		281.904
- davon Restlaufzeit bis 1 Jahr	*210.024*		*281.904*	
- davon aus Steuern	*4*		*2*	

Erläuterungen zur Gewinn- und Verlustrechnung der MTU Aero Engines Holding AG

(8) Umsatzerlöse

Die Umsatzerlöse entfallen auf an die MTU Aero Engines GmbH berechnete Verwaltungskosten in Höhe von 7.498 TEuro. Grundlage hierfür ist das Service Agreement vom 8. November 2005.

(9) Allgemeine Verwaltungskosten

Die Allgemeinen Verwaltungskosten betreffen insbesondere Aufwendungen, die der Gesellschaft im Rahmen ihrer Funktion als Holding und Führungsgesellschaft des MTU-Konzerns entstehen.

(10) Finanzergebnis

Beteiligungsergebnis	2006 TEuro		2005 TEuro	
Erträge aufgrund Gewinnabführungsvertrag		56.439		37.359
Erträge aus Steuerumlagen		46.155		126.049
- davon aus verbundenen Unternehmen	*102.594*		*163.408*	
		102.594		163.408
Zinsergebnis				
Sonstige Zinsen und ähnliche Erträge		114		1.095
- davon aus verbundenen Unternehmen	*0*		*857*	
Zinsen und ähnliche Aufwendungen		-6.374		-9.583
- davon an verbundene Unternehmen	*-6.325*		*-4.320*	
		-6.260		-8.488
Finanzergebnis gesamt		**96.334**		154.920

(11) Außerordentliches Ergebnis

In 2005 entstand aus der Verschmelzung der MTU Aero Engines Zweite Holding GmbH auf die MTU Aero Engines Holding AG ein Verschmelzungsgewinn in Höhe von 27.910 TEuro. Demgegenüber standen in 2005 im Zusammenhang mit dem Börsengang Transaktionskosten in Höhe von 20.305 TEuro.

(12) Steuern vom Einkommen und vom Ertrag

	2006 TEuro	2005 TEuro
Körperschaftsteuer und Solidaritätszuschlag	9.100	58.131
Gewerbesteuer	16.000	55.727
	25.100	113.858

(13) Bilanzgewinn / Vorschlag für die Gewinnverwendung

Der Jahresüberschuss beträgt 68.373 TEuro. Nach Entnahme aus der Kapitalrücklage (38.871 TEuro) und aus den Gewinnrücklagen (3.826 TEuro) sowie nach Einstellung in Rücklage für eigene Aktien (42.697 TEuro) und nach Einstellung von 24.627 TEuro in die Gewinnrücklage verbleibt ein Bilanzgewinn von 43.746 TEuro.

Vorschlag für die Gewinnverwendung:

Vorstand und Aufsichtsrat werden der Hauptversammlung am 27. April 2006 vorschlagen, diesen Bilanzgewinn für die Ausschüttung einer Dividende in Höhe von 0,82 Euro je Stückaktie auf die dividendenberechtigten Aktien zu verwenden.

Sonstige Angaben

Personalaufwand

		2006 **TEuro**		2005 TEuro
Löhne und Gehälter		7.781		6.071
Soziale Abgaben und Aufwendungen für				
Altersversorgung und für Unterstützung		398		2.518
- davon für Altersversorgung	*398*		*2.518*	
		8.179		8.589

Die Gesellschaft beschäftigte im Geschäftsjahr durchschnittlich vier Mitarbeiter. Die hier ausgewiesenen aktienbasierten Vergütungen sind mit dem inneren Wert bewertet.

Deutscher Corporate Governance Kodex / Erklärung nach § 161 AktG:

Die nach § 161 des Aktiengesetzes vorgeschriebene Erklärung wurde vom Vorstand und vom Aufsichtsrat im Dezember 2006 abgegeben und den Aktionären dauerhaft zugänglich gemacht unter www.mtu.de.

Honorar Abschlussprüfer

Die im Geschäftsjahr als Aufwand gebuchten Honorare des Abschlussprüfers belaufen sich auf 162 TEuro und betreffen die Prüfung des Jahres- und des Konzernabschlusses der MTU Aero Engines Holding AG.

Vergütungsbericht

Für die einzelnen Mitglieder des Vorstands wurde folgende Vergütung für das Geschäftsjahr 2006 festgesetzt. Die Details hierzu sind der Tabelle zu entnehmen:

Gesamtübersicht:

Tätige Organmitglieder (Angaben in EUR)	**Barvergütung**	**Leistungen nach Beendigung des Arbeitsverhältnisses** (Zuführung)	**Übrige Vergütungen**	**Geldwert aktienbasierte Vergütung ***)** (langfristige Anreizwirkung)	**Gesamt**
Udo Stark	3.019.925,55	0,00	0,00	100.911,00	3.120.836,55
Dr. Rainer Martens*)	629.562,86	89.980,00	80.000,00	14.586,00	814.128,86
Dr. Michael Süß **)	845.881,47	-521.287,00	0,00	53.782,00	378.376,47
Bernd Kessler	1.123.692,43	327.548,00	0,00	100.911,00	1.552.151,43
Reiner Winkler	1.129.923,21	501.167,00	0,00	100.911,00	1.732.001,21
Summe	**6.748.985,52**	**397.408,00**	**80.000,00**	**371.101,00**	**7.597.494,52**
Summe Vorjahr	6.394.575,00	2.577.664,00	0,00	209.780,00	9.182.019,00

*) Herr Dr. Martens wurde mit Wirkung zum 15.4 2006 zum ordentlichen Mitglied des Vorstands der MTU Aero Engines Holding AG ernannt

**) Herr Dr. Süß ist mit Wirkung zum 30. April 2006 aus dem Vorstand der MTU Aero Engines Holding AG ausgeschieden. Die Reduktion der Anwartschaftsbarwertverpflichtung betrifft zeitliche Verschiebungen des Pensionseintrittszeitraums, so dass sich der Barwert zum 31. Dezember 2006 gegenüber den in 2005 getroffenen Annahmen reduziert

***) Die in dieser Tabelle angegebenen Werte für die aktienbasierte Vergütung beziehen sich auf Phantom Stock-Zusagen, die im Juni 2005 für die Geschäftsjahre 2005-2009 (5 Tranchen) gewährt wurden.

Hinsichtlich der Angaben gemäß § 285 Nr. 9a Satz 5 – 9 verweisen wir auf unsere Ausführungen im Lagebericht.

Veröffentlichungen nach §§ 21 Abs. 1 und 25 Abs. 1 WpHG

Die Firmen

KKR Europe Limited, Grand Cayman, Cayman Islands,
KKR Associates Europe, Limited Partnership, Calgary, Alberta, Canada,
KKR European Fund, Limited Partnership, Calgary, Alberta, Canada,
KKR 1996 Overseas, Limited, Grand Cayman, Cayman Islands,
KKR Partners (International), Limited Partnership, Calgary, Alberta, Canada,
KKR Millennium Limited, Grand Cayman, Cayman Islands,
KKR Associates Millennium (Overseas), Limited Partnership, Calgary, Alberta, Canada,
KKR Millennium Fund (Overseas), Limited Partnership, Calgary, Alberta, Canada, und
Blade Lux Holding One S.à.r.l., Luxemburg, Großherzogtum Luxemburg

haben uns nach §§ 21 Abs. 1, 22 WpHG mitgeteilt, dass kraft Zurechnung nach § 22 Abs. 1 Satz 1 Nr. 1 WpHG ihre Stimmrechtsanteile an unserer Gesellschaft am 02. Februar 2006 jeweils die Schwellen von 25%, 10% und 5% unterschritten haben und ihnen nunmehr weder direkt noch indirekt Stimmrechte an der Gesellschaft zustehen.
Die Firma Blade Lux Holding Two S.à.r.l., Luxemburg, Großherzogtum Luxemburg hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 02. Februar 2006 die Schwellen von 25%, 10% und 5% unterschritten hat und sie nun keine Anteile mehr an der Gesellschaft hält.

Die Firma Threadneedle Asset Management Limited hat uns nach § 21 Abs. 1 WpHG im eigenen Namen und im Namen der Firma Threadneedle Asset Management Holdings Limited, beide mit Sitz in

60 St. Mary Axe, London EC3A 8JQ, United Kingdom, sowie im Namen der Firma Ameriprise Financial, Inc., 200 Ameriprise Financial Center, Minneapolis, MN 55474, USA, mitgeteilt, dass der Stimmrechtsanteil der vorgenannten Firmen an unserer Gesellschaft am 19. Oktober 2006 jeweils die Schwelle von 5% überschritten hat und nun 5,2% beträgt. Die Stimmrechte werden der Firma Threadneedle Asset Management Limited gemäß § 22 (1) 1 Nr. 6 WpHG und den Firmen Threadneedle Asset Management Holdings Limited und Ameriprise Financial, Inc. gemäß § 22 (1) 1 Nr. 6 WpHG i.V.m. § 22 (1) 2 und 3 WpHG zugerechnet.

Unter Hinweis darauf, dass die Firma Schroders plc die Muttergesellschaft der Firma Schroder Administration Limited und diese wiederum die Muttergesellschaft der Firma Schroder Investment Management Limited ist, haben uns die Firmen Schroders plc, London, U.K. und Schroder Administration Limited, London, U.K. nach §§ 21 Abs. 1, 22 WpHG mitgeteilt, dass kraft Zurechnung nach §§ 22 Abs. 1 Satz 1 Nr. 6 und § 22 Abs. 1 Satz 2 und 3 WpHG ihre Stimmrechtsanteile an unserer Gesellschaft am 03. Juli 2006 die Schwelle von 5 % überschritten haben und nun 5,02 % betragen. Die Firma Schroder Investment Management Limited, London, UK hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 03. Juli 2006 die Schwelle von 5 % überschritten hat und nun 5,02 % beträgt. Die Stimmrechte werden der Schroder Investment Management Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.

Die Firma Fidelity International Limited hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass der Stimmrechtsanteil der Fidelity International Limited, P.O.Box HM 670, Hamilton HMCX, Bermudas an unserer Gesellschaft am 6. Dezember 2005 die Schwelle von 5% überschritten hat und nun 5,11% beträgt. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.

Die Firma Fidelity International hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, USA, an unserer Gesellschaft am 22. Mai 2005 die Schwelle von 5% erreicht hat und nun 5,32% beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 (1) 2 WpHG i.V. m. § 22 (1) 1 Nr. 6 WpHG zugerechnet.

Einbeziehung in den Konzernabschluss

Die Gesellschaft erstellt in Übereinstimmung mit den International Financial Reporting Standards (IFRS) einen Konzernabschluss, der im elektronischen Bundesanzeiger offen gelegt wird.

Bedingtes Kapital

Durch Beschluss der Hauptversammlung vom 30. Mai 2005 wurde ein bedingtes Kapital von 19.250 TEuro geschaffen. Dieses bedingte Kapital dient der Gewährung von Aktien an Berechtigte von - gegebenenfalls noch zu begebenden - Wandel- und/oder Optionsschuldverschreibungen.

Genehmigtes Kapital

Der Vorstand ist durch Beschluss der Hauptversammlung vom 30. Mai 2005 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrats bis zum 29. Mai 2010 gegen Bareinlage einmal oder mehrmals um insgesamt bis zu 5.500 TEuro zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital I).

Weiterhin ist der Vorstand durch Beschluss der Hauptversammlung vom 30. Mai 2005 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrats bis zum 29. Mai 2010 gegen Bar- und/oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 19.250 TEuro zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital II). Der Vorstand wurde ermächtigt, bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats einmalig oder mehrmals auf den Inhaber oder den Namen lautende Wandelschuldverschreibungen, Genussscheine oder Gewinnschuldverschreibungen mit oder ohne Laufzeitbegrenzung im Gesamtnennbetrag von bis zu 750.000 TEuro zu begeben und den Inhabern bzw. Gläubigern von Wandelschuldverschreibungen und/oder Optionsschuldverschreibungen Wandlungs- bzw. Optionsrecht in auf den Namen lautenden Aktien der Gesellschaft mit einem anteiligen Betrag des Grundkapitals von bis zu 29.250 TEuro nach näherer Maßgabe der Wandel- bzw. Optionsanleihebedingungen zu gewähren.

Mitglieder des Vorstands

Udo Stark	München
Vorstandsvorsitzender	
Weitere Mandate	
Mitglied des Aufsichtsrates der Bilfinger Berger AG	
Bernd Kessler	München
Vorstand zivile Instandhaltung	
Weitere Mandate	
Vorsitzender des Aufsichtsrates der MTU Maintenance Berlin-Brandenburg GmbH	
Vorsitzender des Aufsichtsrates der MTU Maintenance Hannover GmbH	
Dr. Michael Süß (bis 30.04.2006)	München
Vorstand Technik	
Dr. Rainer Martens (ab 15.04.2006)	München
Vorstand Technik	
Reiner Winkler	München
Vorstand Finanzen und Personal	

Mitglieder des Aufsichtsrats

Johannes P. Huth — London

Vorsitzender des Aufsichtsrates
Managing Director von Kohlberg Kravis Roberts & Co. Ltd., London

Weitere Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen

A.T.U. Auto-Teile-Unger Holding GmbH

Deutsche Gesellschaft für Kunststoff-Recycling mbH

Der Grüne Punkt - Duales System Deutschland GmbH

NXP BV

Pro 7 Sat 1 Media AG

Zumtobel AG (stellvertretender Vorsitzender des Aufsichtsrats)

Günter Sroka * — Dachau

Stellvertretender Vorsitzender (bis 31.12.2006)

ehemaliger Vorsitzender des Konzernbetriebsrats der MTU Aero Engines GmbH, München

Harald Flassbeck * — Unterhaching

Erster Bevollmächtigter der IG Metall Verwaltungsstelle München

Weitere Mandate

EADS Deutschland GmbH

MAN Nutzfahrzeuge AG

Dr.-Ing. Jürgen M. Geißinger — Herzogenaurach

Vorsitzender der Geschäftsleitung der

INA-Holding Schaeffler KG; Herzogenaurach

Weitere Mandate

MTU Aero Engines GmbH

Tower Automotive, Inc.

Babette Fröhlich * — Frankfurt

Ressortleiterin beim Vorstand der IG Metall, Frankfurt

Weitere Mandate

Harman Becker Automotive Systems GmbH

MTU Aero Engines GmbH

Josef Hillreiner * — Ried

Stellvertretender Vorsitzender (ab 01.01.2007)

Vorsitzender des Konzernbetriebrates der MTU Aero Engines GmbH

Weitere Mandate

MTU Aero Engines GmbH

Louis R. Hughes (ab 30.01.2006) — Winnetka

Chief Executive Officer der GBS Laboratories, LLC., Herndon, Virginia

Weitere Mandate

ABB Ltd.

AB Electrolux

Akzo Nobel N.V.

Maxager Technology, Inc.

MTU Aero Engines GmbH

Sulzer AG

Michael Keller * — Aindling

Vertreter der Leitenden Angestellten der MTU Aero Engines GmbH

Leiter Rotor / Stator & Produktionsservice der MTU Aero Engines GmbH

Weitere Mandate

MTU Aero Engines GmbH

Prof. Dr. Walter Kröll — Köln

ehem. Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V., Bonn

Weitere Mandate

MTU Aero Engines GmbH

Siemens AG

Wincor Nixdorf AG

Josef Mailer * — Dachau

Freigestellter Betriebsrat der MTU Aero Engines GmbH

Weitere Mandate

MTU Aero Engines GmbH

Dr.-Ing. Klaus Steffens — Bernried

ehem. Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH

Weitere Mandate

CompuGroup Holding AG

MTU Aero Engines GmbH

Prof. Dr. Sigmar Wittig — Köln

Vorstandsvorsitzender des DLR Deutsches Zentrum für Luft- und Raumfahrt, Köln

Weitere Mandate

MAN Turbo AG

MTU Aero Engines GmbH

München, den 20. Februar 2007

Der Vorstand

Udo Stark	Bernd Kessler	Dr. Rainer Martens	Reiner Winkler

Anteilsbesitzliste

Name und Sitz der Gesellschaft	Kapital-anteil in % 31.12.2006	Eigen-kapital in TEuro 31.12.2006	Ergebnis in TEuro 2006
I. ANTEILE AN TOCHTERUNTERNEHMEN			
1 **MTU Aero Engines Investment GmbH,** München	100,00	731.241	0 [2]
2 **MTU Aero Engines GmbH,** München	100,00	720.654	0 [2]
3 **MTU Maintenance Berlin-Brandenburg GmbH,** Ludwigsfelde	100,00	91.525	8.941
4 **MTU Maintenance Hannover GmbH,** Langenhagen	100,00	65.470	0 [2]
5 **MTU Aero Engines North America Inc.,** Rocky Hill, USA	100,00	-797 [3]	-3.524 [4]
6 **MTU Maintenance Canada Ltd.,** Richmond, Kanada	100,00	-3.635 [3]	430 [4]
7 **RSZ Beteiligungs- und Verwaltungs GmbH,** München	100,00	13.433	1
8 **ATENA ENGINEERING INC., i.L.** Hartford, USA	100,00	41 [1/3]	-7 [1/4]
9 **MTU Versicherungsvermittlungs- und Wirtschaftsdienst GmbH,** München	100,00	26	0 [2]
10 **MTU München Unterstützungskasse GmbH,** München	100,00	3.870	-917
11 **Vericor Power Systems L.L.C.,** Atlanta, USA	100,00	11.759 [3]	6.801 [4]
12 **MTU Aero Engines Beteiligungs- und Verwaltungs GmbH** München	100,00	51	1
II. ANTEILE AN ASSOZIIERTEN UNTERNEHMEN			
13 **Turbo Union Ltd.,** Bristol, Großbritannien	39,98	172 [1]	6 [1]
14 **EUROJET Turbo GmbH,** Hallbergmoos	33,00	1.702 [1]	656 [1]
15 **EPI Europrop International GmbH,** München	28,00	402 [1]	338 [1]
16 **MTU Turbomeca Rolls-Royce GmbH,** Hallbergmoos	33,33	98 [1]	60 [1]
17 **MTU Turbomeca Rolls-Royce ITP GmbH,** Hallbergmoos	25,00	27 [1]	0 [1]

Name und Sitz der Gesellschaft	Kapital-anteil in % 31.12.2006	Eigen-kapital in TEuro 31.12.2006	Ergebnis in TEuro 2006
III. BETEILIGUNGEN AN JOINT VENTURES			
18 **Airfoil Services Sdn. Bhd.,** Shah Alam, Malaysia	50,00	3.183 1/3)	515 1/4)
19 **MTU Maintenance Zhuhai Co. Ltd.,** Zhuhai, China	50,00	36.767 3)	8.188 4)
20 **Ceramic Coating Center S.A.S.,** Paris, Frankreich	50,00	-1.281 1)	-564 1)
21 **Pratt & Whitney Canada Customer Service Centre Europe GmbH** Ludwigsfelde	50,00	10.812	555
22 **Pratt & Whitney Canada CSC (Africa) (PTY.) Ltd.,** Lanseria, Südafrika	50,00 6)	1.111 1/3)	-590 1/4)
IV. SONSTIGE ANTEILE			
23 **IAE International Aero Engines AG** Zürich, Schweiz	12,10	28.487 1/3)	2.519 1/4)
24 **Gesellschaft zur Entsorgung von Sondermüll in Bayern GmbH** München	0,10	5)	5)

1) Vorjahreszahlen, keine aktuellen Zahlen vorhanden.
2) Ergebnis wurde aufgrund eines Ergebnisabführungsvertrages übernommen.
3) Umrechnung ist zum Stichtagskurs 31.12.2006 (bzw. 31.12.2005) erfolgt.
4) Umrechnung ist mit dem Jahresdurchschnittkurs 2006 (bzw. 2005) erfolgt.
5) Es lagen keine Daten vor.

Lagebericht der MTU Aero Engines Holding AG für das Geschäftsjahr 2006

1. Geschäftstätigkeit

Die MTU Aero Engines Holding AG und ihre Konzernunternehmen (im Folgenden „MTU" oder „Gesellschaft" genannt) zählen zu den weltweit größten Herstellern von Triebwerksmodulen und -komponenten und sind der führende unabhängige Anbieter von Instandhaltungsdienstleistungen für zivile Flugtriebwerke. Das Geschäft der Gesellschaft erstreckt sich auf die gesamte Laufzeit eines Triebwerksprogramms – von der Entwicklung über die Konstruktion, die Erprobung und die Fertigung von neuen zivilen und militärischen Triebwerken und Ersatzteilen bis hin zu Instandhaltungsdienstleistungen für zivile und militärische Triebwerke.

Die Tätigkeit der MTU Aero Engines Holding AG erstreckt sich auf die Leitung der MTU-Gruppe. Das operative Geschäft betreiben die MTU Aero Engines GmbH und deren Tochtergesellschaften, an der die MTU Aero Engines Holding AG über die MTU Aero Engines Investment GmbH sämtliche Anteile hält. Die Vermögens-, Finanz- und Ertragslage der MTU Aero Engines Holding AG wird fast vollständig durch das operative Triebwerksgeschäft bestimmt. Wesentliche Geschäftsgrundlage hierfür ist eine Kette von Gewinnabführungsverträgen mit den inländischen Konzerngesellschaften sowie der Dienstleistungsvertrag mit der MTU Aero Engines GmbH.

2. Rückkauf von Aktien

Die Hauptversammlung der MTU Aero Engines Holding AG hat den Vorstand am 12. Mai 2006 ermächtigt, über die Börse eigene Aktien bis zu insgesamt 10% des bei der Beschlussfassung bestehenden Grundkapitals der Gesellschaft zu erwerben und ohne weiteren Beschluss der Hauptversammlung einzuziehen. Die Ermächtigung für den Rückkauf gilt bis zum 11. November 2007.

In Ausübung der Ermächtigung der Hauptversammlung hat der Vorstand der MTU Aero Engines Holding AG Aktienrückkäufe durchgeführt. Maßgebliche Überlegungen dazu bestanden in der Bedienung des Matching Stock Programm und einer Verbesserung der Kapitalstruktur – nicht zuletzt durch die vor Kurzem durchgeführte Begebung einer Wandelschuldverschreibung. Bis zum Bilanzstichtag wurden insgesamt 1.650.883 Aktien zu einem durchschnittlichen Kurs von 25,86 € erworben; das entspricht 3,0 % des Grundkapitals. Inklusive Erwerbsnebenkosten wurden dafür 42,7 Mio. € aufgewendet (Bewertung zum Jahresschlusskurs von 35,46 €: 58,5 Mio. €). So befanden sich zum 31. Dezember 2006 insgesamt 53.349.117 dividendenberechtigte Aktien im Umlauf.

Das Grundkapital der Gesellschaft beträgt unverändert 55,0 Mio. € und ist eingeteilt in 55.000.000 Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen.

Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt 5,5 Mio. € zu erhöhen (Genehmigtes Kapital I). Ferner ist der Vorstand ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und / oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt 19,25 Mio. € zu erhöhen (Genehmigtes Kapital II).

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen Aktien in anderer Weise als über die Börse oder mittels eines öffentlichen Angebots an sämtliche Aktionäre vorzunehmen, soweit die erworbenen eigenen Aktien im Rahmen des Matching Stock Program der Gesellschaft an Programmteilnehmer veräußert werden, die in einem Arbeits- oder Dienstverhältnis mit der Gesellschaft oder mit ihr verbundenen Unternehmen stehen oder standen.

Darüber hinaus ist der Vorstand ermächtigt, die erworbenen eigenen Aktien der Aktionäre im Rahmen von Unternehmenszusammenschlüssen oder beim (auch mittelbaren) Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ganz oder zum Teil als Gegenleistung zu verwenden.

Weiterhin ist der Vorstand ermächtigt, die erworbenen eigenen Aktien mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien zur Erfüllung von Wandelschuldverschreibungen, Optionsschuldverschreibungen, Genussscheinen oder Gewinnschuldverschreibungen (bzw. Kombinationen dieser Instrumente) zu verwenden.

Die vorstehenden Ermächtigungen können einmal oder mehrmals, ganz oder in Teilen, einzeln oder zusammen ausgeübt werden. Sie können auch durch Konzernunternehmen im Sinne des § 17 Aktiengesetz ausgenutzt werden.

Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht das Gesetz zwingend etwas anderes vorschreibt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals erfordert, genügt, sofern nicht durch Gesetz etwas anderes zwingend vorgeschrieben ist, die einfache Mehrheit des vertretenen Grundkapitals. Im Falle der Stimmengleichheit gilt, ausgenommen bei Wahlen, ein Antrag als abgelehnt. Ernennung und Abberufung des Vorstands und Änderungen der Satzung werden durch Gesetz geregelt.

3. Erläuterungen zur Ertragslage

Die auf der Bilanzierung nach HGB basierende Ertragslage der Gesellschaft ist maßgeblich bestimmt durch die Kette der Ergebnisabführungsverträge, die sich über die MTU Aero Engines Investment GmbH und über die MTU Aero Engines GmbH bis zur MTU Maintenance Hannover erstreckt und die damit die Ergebnisse der Inlandsgesellschaften in der MTU Aero Engines Holding AG im **Finanzergebnis** bündelt. Mit der MTU Maintenance Berlin-Brandenburg besteht ab dem Geschäftsjahr 2006 kein Gewinnabführungsvertrag mit der MTU Aero Engines GmbH. Daneben erzielt die MTU Aero Engines Holding AG **Umsätze** aus der Verrechnung ihrer Leitungstätigkeit an die operativen Gesellschaften. In den **Verwaltungskosten** sind überwiegend Personalaufwendungen enthalten. Bei der MTU Aero Engines Holding AG als Organträger ist der **Ertragsteueraufwand** der Gruppe, mit Ausnahme von MTU Maintenance Berlin-Brandenburg ausgewiesen. Der **Bilanzgewinn** steht für die Gewinnverwendung zur Verfügung. Vorstand und Aufsichtsrat schlagen der Hauptversammlung vor, eine Dividende von 0,82 Euro je Aktie auszuschütten.

4. Erläuterungen zur Vermögenslage und zur Bilanzstruktur

Das **Anlagevermögen** der MTU Aero Engines Holding AG entfällt auf die Beteiligung an der MTU Aero Engines Investment GmbH, die ihrerseits unmittelbar und mittelbar das operative Geschäft hält. Die **Forderungen** enthalten im Wesentlichen die Gewinnabführung der MTU Aero Engines Investment GmbH. Das **Eigenkapital** umfasst das Grundkapital, die Kapital- und Gewinnrücklagen (incl. der eigenen Aktien) und den Bilanzgewinn. Durch die Einstellung in die Gewinnrücklagen ist eine Steigerung der Eigenkapitalquote eingetreten. Die **Rückstellungen** betreffen Pensionsverpflichtungen und die übrigen Rückstellungen, die im Wesentlichen Aufwendungen für variable Vergütungen sowie für das Matching Stock Programm (MSP) enthalten. Die **Verbindlichkeiten** betreffen vornehmlich den Finanzverkehr mit der MTU Aero Engines GmbH, München.

5. Erläuterungen zur Finanzlage

Eine wesentliche Verbesserung der Finanzlage ist durch die Ergebnisübernahme einschließlich Steuerumlagen der MTU Aero Engines Investment GmbH eingetreten. Hierdurch sind 159,2 Mio. € zugeflossen. Diese sind im Wesentlichen zur Dividendenausschüttung in 2006 für 2005 (40,1 Mio. €) sowie zur Tilgung der Darlehen gegenüber der MTU Aero Engines GmbH (34,0 Mio. €) verwendet worden. Darüber hinaus wurden 42,7 Mio. € für den Erwerb der eigenen Aktien ausgegeben.

6. Zusammensetzung des gezeichneten Kapitals

Das Grundkapital beträgt unverändert 55,0 Mio. €, das sich aus 55 Mio. Stückaktien, die auf den Namen lauten, zusammensetzt.

7. Ernennung und Abberufung von Vorstandsmitgliedern und Satzungsänderung

Ernennung und Abberufung des Vorstands und Änderungen der Satzung sind entsprechend der Vorschriften des Aktiengesetzes geregelt.

8. Change of Control

Die Gesellschaft hat keine Vereinbarungen geschlossen, die unter der Bedingung eines Kontrollwechsels bestehen (sogenannte Change of Control-Vereinbarungen).

9. Angaben gem. WpHG

Die Fidelity International Limited hat der MTU Aero Engines Holding AG nach § 21 WpHG am 22. Mai 2006 mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., 82, Devonshire Street, Boston, Massachusetts 02109, USA die Schwelle von 5% überschritten hat und nunmehr 5,32% beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.

Die Schroders plc, 31 Gresham Street, London EC2V 7 QA hat der MTU Aero Engines Holding AG nach § 21 Abs. 1 WpHG am 5. Juli 2006 mitgeteilt, dass der Stimmrechtsanteil die Schwelle von 5% überschritten hat und nun 5,2% beträgt.

Die Threadneedle Asset Management Limited, 60 St. Mary Axe, London EC3A8JQ hat der MTU Aero Engines Holding AG nach § 21 Abs. 1 WpHG am 24. Oktober 2006 mitgeteilt, dass ihr Stimmrechtsanteil die Schwelle von 5% überschritten hat und nun 5,2% beträgt.

Die Fidelity International Limited hat der MTU Aero Engines Holding AG nach § 21 WpHG am 7. Dezember 2006 mitgeteilt, dass der Stimmrechtsanteil der Fidelity International Limited, P.O. Box HM 670, Hamilton HMCX, Bermuda die Schwelle von 5% überschritten hat und nunmehr 5,11% beträgt. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.

10. Vergütungsbericht

Der Vergütungsbericht der MTU Aero Engines Holding AG erläutert die Grundlagen für die Festlegung der Vergütung von Vorstand und Aufsichtsrat sowie die Höhe und Struktur der Vorstandsgehälter. Der Bericht enthält darüber hinaus die Grundsätze und Höhe der Vergütung des Aufsichtsrats sowie Angaben zum Aktienbesitz von Vorstand und Aufsichtsrat.

Der Vergütungsbericht richtet sich nach den Empfehlungen des Deutschen Corporate Governance Kodex und beinhaltet Angaben, die nach den Erfordernissen des deutschen Handelsrechts, erweitert durch das neue Gesetz über die Offenlegung der Vorstandsvergütungen (VorstOG), Bestandteil des Anhangs nach § 314 HGB bzw. des Lageberichts nach § 315 HGB sind.

10.1 Vergütung des Vorstands

Die Vorstandsvergütung wird vom Personalausschuss des Aufsichtsrats der MTU Aero Engines Holding AG festgelegt, dem der Aufsichtsratsvorsitzende Johannes Huth und der stellvertretende Aufsichtsratsvorsitzende Josef Hillreiner (bis 31. Dezember 2006 Günter Sroka) angehören.

Die Vergütung der Mitglieder des Vorstands der MTU Aero Engines Holding AG orientiert sich an der Größe und der globalen Tätigkeit des Unternehmens, seiner wirtschaftlichen und finanziellen Lage sowie an der Höhe und Struktur der Vorstandsvergütung bei vergleichbaren Unternehmen im In- und Ausland. Zusätzlich werden die Aufgaben und der Beitrag des jeweiligen Vorstandsmitglieds zum Gesamterfolg des Unternehmens sowie die Dauer der Vorstandszugehörigkeit berücksichtigt. Die Vergütung ist so bemessen, dass sie am internationalen Markt für hoch qualifizierte Führungskräfte wettbewerbsfähig ist und Anreize für erfolgreiche Arbeit bietet.

Die Vergütung des Vorstands ist leistungsorientiert; im Geschäftsjahr 2006 setzt sie sich aus den folgenden vier Komponenten zusammen:

(1) einer festen Vergütung, die monatlich ausgezahlt wird.
(2) einem variablen Bonus, der von dem Erreichen bestimmter Geschäftsziele abhängig ist und vertraglich auf 83% bzw. 100% der festen Vergütung begrenzt ist.
(3) einer aktienbasierten Vergütung. Dabei handelt es sich um eine für die Geschäftsjahre 2005-2009 festgesetzte Vergütung eines größeren Kreises von Führungskräften im Rahmen des Matching Stock Program (MSP). Hieraus werden sogenannte Phantom Stocks über einen Zeitraum von fünf Jahren in jeweils gleichen Tranchen zugeteilt. Die Zuteilung der Phantom Stocks setzt ein langfristiges eigenes Investment in Aktien des Unternehmens durch die Teilnehmer voraus. Nach Ablauf einer Erdienungsphase (sog. vesting period) von zwei Jahren je Tranche werden, unter Erfüllung von Ausübungshürden, Vergütungen für ausübbare Phantom Stocks gewährt.
(4) einer leistungsorientierten Altersversorgungszusage für die Mitglieder des Vorstands, mit Ausnahme des Vorstandsvorsitzenden.

Für den Fall der vorzeitigen Beendigung des Dienstverhältnisses enthalten die Vorstandsverträge keine Abfindungszusage. Eine Abfindung kann sich aber aus einer individuell getroffenen Aufhebungsvereinbarung ergeben. Die Gesellschaft hat keine Vereinbarungen geschlossen, die unter der Bedingung eines Kontrollwechsels stehen (sog. Change-of-Control-Vereinbarungen).

Vergütungen 2006:
Für das Geschäftsjahr 2006 betrug die Barvergütung 6,7 Mio. € (i.Vj. 6,4 Mio. €). Davon wurden 3,8 Mio. € (i.Vj. 3,6 Mio. €) erfolgsunabhängig und 2,9 Mio. € (i.Vj. 2,8 Mio. €) als erfolgsabhängige Barvergütung bezahlt. Die Gesamtvergütung lag insgesamt bei 7,6 Mio. € (i.Vj. 9,2 Mio. €). Bereinigt um einen Einmaleffekt aus der Reduktion der Anwartschaftsbarwertverpflichtungen blieben die Gesamtvergütungen damit auf Vorjahresniveau (s. Fußnote Tabelle Gesamtübersicht).

Für die einzelnen Mitglieder des Vorstands ergab sich folgende Vergütung für das Geschäftsjahr 2006. Die Details hierzu sind der Tabelle zu entnehmen:

Gesamtübersicht:

Tätige Organmitglieder (Angaben in EUR)	Barvergütung	Leistungen nach Beendigung des Arbeitsverhältnisses (Zuführung)	Übrige Vergütungen	Geldwert aktienbasierte Vergütung ***) (langfristige Anreizwirkung)	Gesamt
Udo Stark	3.019.925,55	0,00	0,00	100.911,00	3.120.836,55
Dr. Rainer Martens*)	629.562,86	89.980,00	80.000,00	14.586,00	814.128,86
Dr. Michael Süß **)	845.881,47	-521.287,00	0,00	53.782,00	378.376,47
Bernd Kessler	1.123.692,43	327.548,00	0,00	100.911,00	1.552.151,43
Reiner Winkler	1.129.923,21	501.167,00	0,00	100.911,00	1.732.001,21
Summe	**6.748.985,52**	**397.408,00**	**80.000,00**	**371.101,00**	**7.597.494,52**
Summe Vorjahr	6.394.575,00	2.577.664,00	0,00	209.780,00	9.182.019,00

*) Herr Dr. Martens wurde mit Wirkung zum 15.4.2006 zum ordentlichen Mitglied des Vorstands der MTU Aero Engines Holding AG ernannt.

**) Herr Dr. Süß ist mit Wirkung zum 30. April 2006 aus dem Vorstand der MTU Aero Engines Holding AG ausgeschieden. Die Reduktion der Anwartschaftsbarwertverpflichtung betrifft zeitliche Verschiebungen des Pensionseintrittszeitraums, so dass sich der Barwert zum 31. Dezember 2006 gegenüber den in 2005 getroffenen Annahmen reduziert.

***) Die in dieser Tabelle angegebenen Werte für die aktienbasierte Vergütung beziehen sich auf Phantom Stock-Zusagen, die im Juni 2005 für die Geschäftsjahre 2005-2009 (5 Tranchen) gewährt wurden.

Von den Barvergütungen wurden erfolgsunabhängig und erfolgsbezogen gewährt:

	Barvergütung			
Tätige Organmitglieder (Angaben in EUR)	**Gehalt** (erfolgsunabhängig)	**Sonstiges** ***) (erfolgsunabhängig)	**Jahresbonus** (erfolgbezogen)	**Gesamt**
Udo Stark	1.250.000,00	519.925,55	1.250.000,00	3.019.925,55
Dr. Rainer Martens *)	283.339,00	62.890,53	283.333,33	629.562,86
Dr. Michael Süß **)	450.000,00	20.881,47	375.000,00	845.881,47
Bernd Kessler	600.000,00	23.692,43	500.000,00	1.123.692,43
Reiner Winkler	600.000,00	29.923,21	500.000,00	1.129.923,21
Summe	**3.183.339,00**	**657.313,19**	**2.908.333,33**	**6.748.985,52**
Summe Vorjahr	3.050.004,00	594.571,00	2.750.000,00	6.394.575,00

*) Herr Dr. Martens wurde mit Wirkung zum 15.4.2006 zum ordentlichen Mitglied des Vorstands der MTU Aero Engines Holding AG ernannt.

**) Herr Dr. Süß ist mit Wirkung zum 30. April 2006 aus dem Vorstand der MTU Aero Engines Holding AG ausgeschieden. Vom 1. Mai bis 30. Sept. wurden ihm arbeitsvertragliche Vergütungen i.H.v. 261.600,82 € gewährt. Diese sind in der Barvergütung enthalten.

***) Die Sonstigen Vergütungen beinhalten im Wesentlichen die Entgeltumwandlung von Bezügen in Versicherungsprämien in Höhe von 500.000,00 € (Vj. 500.000,00), geldwerte Vorteile aus der Überlassung von Dienstfahrzeugen in Höhe von 102.918,81 (Vj. 94.571,00) sowie Wohnungs- und Umzugskosten in Höhe von 54.394,38 € (Vj. 0).

10.2 Leistungen für die Zeit nach der Beendigung des Arbeitsverhältnisses

Der Anwartschaftsbarwert („Defined Benefit Obligation" – DBO) sämtlicher Pensionszusagen gegenüber Mitgliedern des Vorstands betrug zum 31. Dezember 2006 3,0 Mio. € (i.Vj. 3,7 Mio. €). Der Rückgang erklärt sich aus dem Ausscheiden von Dr. Michael Süß, München, im abgelaufenen Geschäftsjahr.

10.3 Aktienbasierte Vergütung

Die Stückzahl wie auch die Werte der aktienbasierten Einkommenskomponenten ergeben sich aus der nachfolgenden Tabelle. Der Geldwert der Phantom Stocks wurde dabei nach dem Black-Scholes-Preismodell bestimmt. Die bilanzielle Bewertung der dem Vorstand im Rahmen des MSP gewährten Phantom Stocks richtet sich nach dem beizulegenden Zeitwert zum Zeitpunkt ihrer Gewährung unter Berücksichtigung der speziellen Ausübungsbedingungen.

Dem Vorstand wurden zum Programmstart am 6. Juni 2005 für die Geschäftsjahre 2005-2009 insgesamt 714.240 Phantom Stocks (Stand 31. Dezember 2006: 636.000 Phantom Stocks) in fünf gleichen Tranchen gewährt. Das sind 32,8% (Stand 31. Dezember 2006: 30,4%) der insgesamt an Führungskräfte des Unternehmens ausgegebenen Phantom Stocks. Im Einzelnen ergeben sich folgende Werte:

Tätige Organmitglieder (Angaben in Stück bzw. EUR)	Gewährte Phantom Stocks**) Stand am 06.06.2005 Stück	Gewährte Phantom Stocks**) Stand am 31.12.2006 Stück	Zugeteilte Phantom Stocks Phantom Stocks 01.01.2006 Stück	Zugeteilte Phantom Stocks Phantom Stocks 31.12.2006 Stück	Geldwert beizulegender Zeitwert 31.12.2006 €	Am Ende des Geschäftsjahres noch nicht ausübbare Phantom Stocks Anzahl Stück	Am Ende des Geschäftsjahres noch nicht ausübbare Phantom Stocks Restlaufzeit Monate	durchschnittl. Ausübungspreis €
Udo Stark								
Gewährte Phantom Stocks/Stand	178.560	178.560						
davon zugeteilte Tranche 2005			35.712	35.712	59.318,00	35.712	5	23,22
davon zugeteilte Tranche 2006			0	35.712	100.911,00	35.712	17	30,64
	178.560	178.560	35.712	71.424	160.229,00	71.424		26,93
Dr. Rainer Martens								
Gewährte Phantom Stocks/Stand		28.896						
davon zugeteilte Tranche 2005			0	0	0,00	0		0,00
davon zugeteilte Tranche 2006			0	7.224	14.586,00	7.224	17	30,64
	0	28.896	0	7.224	14.586,00	7.224		30,64
Dr. Michael Süß*)								
Gewährte Phantom Stocks/Stand	178.560	71.424						
davon zugeteilte Tranche 2005			35.712	35.712	31.826,00	35.712	5	23,22
davon zugeteilte Tranche 2006			0	35.712	53.782,00	35.712	17	30,64
	178.560	71.424	35.712	71.424	85.608,00	71.424		26,93
Bernd Kessler								
Gewährte Phantom Stocks/Stand	178.560	178.560						
davon zugeteilte Tranche 2005			35.712	35.712	59.318,00	35.712	5	23,22
davon zugeteilte Tranche 2006			0	35.712	100.911,00	35.712	17	30,64
	178.560	178.560	35.712	71.424	160.229,00	71.424		26,93
Reiner Winkler								
Gewährte Phantom Stocks/Stand	178.560	178.560						
davon zugeteilte Tranche 2005			35.712	35.712	59.318,00	35.712	5	23,22
davon zugeteilte Tranche 2006			0	35.712	100.911,00	35.712	17	30,64
	178.560	178.560	35.712	71.424	160.229,00	71.424		26,93
Summe	**714.240**	**636.000**	**142.848**	**292.920**	**580.881,00**	**292.920**		**27,67**

*) ausgeschieden mit Wirkung zum 15. April 2006

**) Im Rahmen des Matching Stock Program wurden jedem Vorstandsmitglied über eine Laufzeit von fünf Jahren insgesamt 178.560 Phantom Stocks gewährt. Die Zuteilung erfolgt gleichmäßig über die Jahre 2005-2009.
Die zugeteilten Tranchen sind nach einem jeweiligen Erdienungszeitraum von 2 Jahren in der Zeit vom 6. Juni 2007 bis 6. Juni 2011 zu den im Matching Stock Program fixierten Bedingungen ausübbar.

10.4 Sonstiges

Mitglieder des Vorstands erhalten vom Unternehmen keine Kredite.

10.5 Gebildete Rückstellungen für laufende Pensionen und Anwartschaften auf Pensionen für ehemalige Vorstände

Der Rückstellungsbetrag der Pensionsverpflichtungen gegenüber dem früheren Geschäftsführungsmitglied Dr. Klaus Steffens, Bernried, betrug zum 31. Dezember 2006 2,4 Mio. € (i.Vj. 2,4 Mio. €). Der Rückstellungsbetrag der Pensionsverpflichtungen gegenüber dem früheren Geschäftsführungsmitglied Dr. Michael Süß, Starnberg, betrug zum 31. Dezember 2006 1,7 Mio. € (iVj. 2,2 Mio. €).

10.6 Vergütung des Aufsichtsrats

Von einer individualisierten Angabe der Vergütung für die Aufsichtsratsmitglieder, aufgegliedert nach Bestandteilen, wird abgesehen. Die Bezüge der Aufsichtsratsmitglieder werden in einer Summe ausgewiesen. In Anbetracht der Höhe der Vergütung sowie der nachfolgend beschriebenen Satzungsregeln hält die Gesellschaft die Darstellung der Gesamtbezüge für ausreichend zur Beurteilung der Angemessenheit der Bezüge.

Die Vergütung des Aufsichtsrats ist auf Vorschlag von Vorstand und Aufsichtsrat durch die Hauptversammlung festgelegt worden. Die Vergütung für die gesamte Tätigkeit der Mitglieder des Aufsichtsrats der MTU Aero Engines Holding AG im Jahr 2006 betrug 0,7 Mio. € (i.Vj. 0,5 Mio. €).

Die Aufsichtsratsvergütung orientiert sich an der Größe des Unternehmens sowie an den Aufgaben und der Verantwortung der Aufsichtsratsmitglieder. Die Mitglieder des Aufsichtsrats erhalten eine feste Vergütung. Vorsitz, stellvertretender Vorsitz sowie Vorsitz und Mitgliedschaft im Prüfungs- und Personalausschuss werden zusätzlich vergütet.

Nach § 12 der Satzung der MTU Aero Engines Holding AG erhalten Mitglieder des Aufsichtsrats jährlich eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung in Höhe von 30.000 €. Der Vor-

sitzende des Aufsichtsrats erhält das Dreifache, der Stellvertreter das Eineinhalbfache der festen Vergütung. Die Vorsitzenden der Ausschüsse (Prüfungs- und Personalausschuss) erhalten jeweils weitere 10.000 €, die übrigen Mitglieder dieser Ausschüsse jeweils zusätzlich 5.000 € feste Vergütung. Ferner erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und seiner Ausschüsse ein Sitzungsgeld in Höhe von 3.000 € pro Sitzung, jedoch höchstens 3.000 € pro Tag. Auslagen, die im Zusammenhang mit der Ausübung des Mandats entstehen, sowie die auf Bezüge entfallende Umsatzsteuer werden ersetzt.

Die Mitglieder des Aufsichtsrats erhalten keine aktienbasierten Vergütungen.

11. Chancen- und Risikobericht

Nennenswerte originäre Risiken aus der Konzern-Leitungsfunktion der MTU Aero Engines Holding AG bestehen nicht. Die geschäftlichen Risiken der MTU Aero Engines Holding AG resultieren aus dem operativen Triebwerksgeschäft der Tochtergesellschaften; sie werden nachfolgend beschrieben.

11.1 Risiko- und Chancenmanagementsystem

Hoher Stellenwert eines vorausschauenden Risiko-Managements
Da die Luftfahrtindustrie – und damit das Triebwerksgeschäft – eine sehr wettbewerbsintensive Branche ist, ist für die MTU ein vorausschauendes Risiko-Management zentraler Baustein ihrer Zukunftssicherung und -gestaltung. Das Unternehmen richtet sich nach den gesetzlichen Vorschriften, insbesondere dem Aktiengesetz (AktG), den Vorschriften des Deutschen Corporate Governance Kodex sowie internationalen und nationalen Standards (Coso II, RMA).

Im Rahmen ihrer wertorientierten Unternehmenssteuerung hat die MTU in allen Bereichen ein integriertes und durchgängiges Risiko-Management-System implementiert. Es dient zur Erkennung, Bewertung und Begrenzung von Risiken und ist direkt dem Vorstand zugeordnet. Er hat gemäß § 91 II AktG „geeignete Maßnahmen zu treffen (hat), insbesondere ein Überwachungssystem einzurichten, damit den Fortbestand der Gesellschaft gefährdende Entwicklungen früh erkannt werden".

Wie mit solchen Entwicklungen umzugehen ist, beschreibt eine Risikostrategie, die unternehmensweit gilt, und die die frühzeitige Information des Vorstands sicherstellt. Die hierin festgehaltenen Grenzwerte der Bereiche für einzelne Risiken ergeben sich aus maximal zulässigen prozentualen Abweichungen gegenüber der Konzernsteuerungsgröße EBITDA des aktuellen Geschäftsjahres und deren Projektion für die kommenden fünf Jahre.

Die MTU versteht das Risiko-Management als kontinuierlichen Prozess und dokumentiert die wesentlichen Risiken der einzelnen Bereiche systematisch in Risk-Maps; sie bewertet Eintrittswahrscheinlichkeiten sowie Schadenshöhen und definiert Maßnahmen zur Risikovermeidung und -verminderung. Hauptrisiken werden jedes Quartal auf Unternehmensebene verdichtet, im Risk Management Board analysiert, im Risikoreport formuliert und an den Vorstand berichtet. Der Vorstand kann so den Aufsichtsrat regelmäßig über die aktuelle Risikolage des Unternehmens informieren.

Der Risiko-Management-Prozess ist eng mit dem Planungs- und Steuerungsprozess verbunden – nicht zuletzt durch die Ausrichtung an den zentralen Steuerungsgrößen der MTU. Die Planung des Unternehmens stellt eine ausgewogene Risikovorsorge sicher, die auf dem jüngsten Risikoreport basiert und auch zukünftige Chancen beachtet.

Chancen- und Risiko-Management bilden eine Einheit
Ein weiterer zentraler Baustein der Zukunftssicherung und -gestaltung ist die Erkennung und Umsetzung von Chancen mit Hilfe des Chancen-Managements. Da das Triebwerksgeschäft sehr langfristige Prognosen erfordert, hat die MTU ein umfassendes System zur Erfassung zukünftiger Marktchancen in den Prozess der strategischen Planung integriert. Neben der Prüfung des Einstiegs in neue erfolgversprechende Triebwerksprogramme stehen die Chancen im Vordergrund, die sich durch einen weiteren Ausbau der Technologieführerschaft ergeben. Um Chancen frühzeitig zu erkennen, hat die MTU ihre Belegschaft in das Chancenmanagement und die permanente Suche nach neuen Möglichkeiten

eingebunden: Im Rahmen des betrieblichen Vorschlagswesens werden Mitarbeiterideen erfasst, bewertet und umgesetzt.

Mit CIP (Continuous Improvement Program) wurde in allen Bereichen ein kontinuierlicher Verbesserungsprozess installiert, der die ständige Suche nach Möglichkeiten zur Effizienzsteigerung fördert.

Klare Strukturen für das Chancen- und Risiko-Management der MTU

Der Risiko-Management-Prozess der MTU stellt sicher, dass sich der Vorstand regelmäßig ein Bild über potenzielle Risiken und Abwehrmaßnahmen machen und steuernd eingreifen kann. Unterhalb der Vorstandsebene hat das Unternehmen ein Risk Management Board installiert, das sich aus Führungskräften aller Funktionsbereiche zusammensetzt. Die Mitglieder befassen sich jedes Quartal mit allgemeinen Fragen des Risikomanagements, überwachen die Funktionsweise des Risiko-Management-Systems und informieren den Vorstand. So wird eine lückenlose Meldung und eindeutige Bewertung der Risiken sichergestellt sowie eine Vernetzung relevanter Informationen.

Ein allgemeines Managementprinzip der MTU ist die Übertragung von unternehmerischer Verantwortung und Befugnissen an die operativen Einheiten. Das Risiko-Management des Tagesgeschäfts wurde deshalb an die einzelnen MTU-Bereiche delegiert; in den Abteilungen und Tochtergesellschaften zeichnet das Führungsteam für seine Umsetzung und Überwachung verantwortlich. Einheitliche Richtlinien stellen sicher, dass die Verantwortlichen in ihren Bereichen regelmäßig Risiken identifizieren und über Abwehrmaßnahmen informieren. Das Risiko-Management-System ist als Organisationsrichtlinie festgeschrieben und im Risiko-Management-Handbuch dargestellt.

Die Funktionsfähigkeit dieses Systems kontrolliert der Abschlussprüfer im Rahmen seiner Jahresabschlussprüfung. Unterjährig finden regelmäßig Audits der internen Revision statt. Diese Abteilung überprüft die Einhaltung aller gesetzlichen Anforderungen und stößt auch Prozessverbesserungen an, um das Risiko-Management noch stärker in das wertorientierte Steuerungssystem der MTU zu integrieren.

11.2 Einzelrisiken

Im Folgenden werden Risikofelder dargestellt, die das Geschäft sowie die Ertrags-, Finanz- und Vermögenslage der MTU nachhaltig beeinflussen können, letztlich aber nicht bestandsgefährdend sind. Für die Abfederung der Hauptrisiken hat die MTU in der Prognose für das laufende Geschäftsjahr vorgesorgt - entsprechend der jeweiligen Eintrittswahrscheinlichkeit.

Breite Aufstellung mindert Geschäftsrisiken

Der zivile Triebwerksmarkt ist ein Oligopol, in dem die MTU ihre Produkte überwiegend im Rahmen von Risk-and-Revenue-Sharing-Partnerschaften vertreibt. Die Konsortialführer bestimmen Preise, Konditionen und Nebenleistungen - als Konsortialpartner muss sich die MTU an diese Vorgaben halten.

Kunden in diesem Markt und im zivilen Instandhaltungsgeschäft sind Fluggesellschaften. Seit den Anschlägen des 11. September 2001 befinden sich viele Airlines in wirtschaftlichen Turbulenzen. Die angespannten Situationen werden durch steigende Treibstoffpreise immer wieder verschärft. Im Rahmen ihres Risiko-Managements hat die MTU verschiedene Ölpreis-Szenarien durchgespielt und die Ergebnisse in der Unternehmensprognose 2007 berücksichtigt. Zentrales Ergebnis: höhere Ölpreise wirken sich derzeit nicht wesentlich auf das Triebwerksgeschäft aus. Steigende Ölpreise können sich einerseits auf das gesamte Flugaufkommen negativ auswirken, andererseits aber Fluggesellschaften dazu bewegen, ältere Maschinen mit höherem Treibstoffverbrauch durch neue sparsamere Modelle zu ersetzen.

Da die MTU ihre Triebwerke zusammen mit mehreren Konsortialpartnern entwickelt und fertigt, macht sie sich nicht von einem Konsortium oder einem einzelnen Triebwerkshersteller abhängig.

Im militärischen Triebwerksgeschäft ist das Unternehmen in internationale Kooperationen eingebunden. Auftraggeber sind nationale und multinationale Behörden, deren Budgets von der Lage der öffentlichen Haushalte abhängen. Die breite Aufstellung der MTU im militärischen Geschäft verhindert eine Abhängigkeit von einem einzigen Auftraggeber.

Im Ersatzteilgeschäft der zivilen Instandhaltung wird der Wettbewerb durch Nachahmer-Unternehmen verstärkt, die PMA-Teile (Parts Manufacturer Approval) zu günstigeren Preisen als die Triebwerkskonsortien anbieten. PMA-Teile stammen von Herstellern, die die Zulassung der US-amerikanischen Behörde FAA haben. Die MTU schützt sich vor der PMA-Konkurrenz vor allem durch technische Weiterentwicklungen. In der zivilen Triebwerksinstandhaltung entsteht neue Konkurrenz durch Designated Engineering Representatives (DER). Diese von der FAA anerkannten, unabhängigen Fachleute entwickeln Reparaturverfahren für Triebwerksteile. Die MTU geht davon aus, dass DER-Reparaturen nur einen kleinen Teil des Marktes erreichen werden.

Über alle Geschäftsfelder hinweg minimiert die MTU ihre Geschäftsrisiken durch einen wachsenden Bestandsmarkt: Da sich die Marktzyklen von Flugzeugen und Serientriebwerken von denen der Instandhaltungsleistungen und Ersatzteile unterscheiden, gleichen sich die Risiken im MTU-Portfolio aus.

Die MTU erfüllt strengste Sicherheitsanforderungen
Die Produkte der MTU unterliegen strengsten Sicherheitsanforderungen. Für ihre Tätigkeit benötigt die Gesellschaft eine Reihe von Behördenzulassungen, insbesondere vom Luftfahrtbundesamt und der US-amerikanischen FAA. Diese Zulassungen gelten nur für bestimmte Zeiträume; zur Verlängerung sind neue Prüfungen notwendig. Detailliert beschriebene Produktions- und Reparaturprozesse gewährleisten die Einhaltung aller Regeln.

Auch für das Betreiben bestimmter Produktionsanlagen wie Prüfstände und galvanische Anlagen benötigt die MTU Zulassungen. Auflagen müssen strikt eingehalten werden und die Dokumentation gesichert sein. Ein nach DIN EN ISO 14001 zertifiziertes Umweltmanagement minimiert Risiken in diesem Bereich.

Partnerschaften mindern Entwicklungsrisiken
Im zivilen und militärischen Triebwerksgeschäft erbringt die MTU Entwicklungsleistungen, bei denen unplanmäßige Verzögerungen auftreten können. Das Unternehmen sichert die strikte Einhaltung der Zeitpläne ab, indem sie hoch qualifizierte Mitarbeiter beschäftigt und sie laufend weiterqualifiziert. Die Einbindung in Kooperationen ermöglicht eine partnerschaftliche Zusammenarbeit über Unternehmensgrenzen hinweg und bewirkt dadurch eine gewisse Risikostreuung.

Langfristige Verträge sichern Versorgung
Die MTU ist in einigen Bereichen der Rohstoffversorgung, bei einzelnen Teilen und Komponenten sowie bei der Bereitstellung spezifischer Dienstleistungen von Lieferanten und Drittanbietern abhängig.

Um unabhängiger agieren zu können, strebt sie die Verpflichtung mehrerer gleichwertiger Lieferanten für Material, Teile und Dienstleistungen an. Mit „Single source"-Lieferanten vereinbart die MTU langfristige Verträge, um die Versorgung auch bei plötzlich auftretenden Engpässen zu sichern. So soll das Unternehmen auch vor kurzfristigen Preiserhöhungen geschützt werden.

Langjährige Produktlaufzeiten sichern Erlöse
Um zivile Serientriebwerke zu vermarkten, werden Kunden vielfältige Zugeständnisse eingeräumt. Auf Grund der Risk-and-Revenue-Sharing-Verträge muss die MTU diese Zusagen gemäß ihres Programmanteils abfedern. Die gleiche Interessenslage der Partner verhindert ein überzogenes Entgegenkommen bei Vertragsverhandlungen. Programmübergreifend findet ein Risikoausgleich statt: Weitreichende Zugeständnisse an große Kunden in anlaufenden Programmen werden durch sinkende Vermarktungsaufwendungen bei älteren Programmen ausgeglichen.

Im zivilen Ersatzteilgeschäft wird nach Katalogpreisen abgerechnet, die einer jährlichen Preiseskalation unterliegen. Versuche einzelner Hersteller, den Absatz durch Austauschaktionen oder Sonderkonditionen zu erhöhen, könnten die Erlöse gefährden. Dabei werden niedrigere Preise in Kauf genommen, da höhere Absatzvolumina letztlich für höhere Erlöse sorgen. Die MTU schützt sich vor solchen

Rabattaktionen durch technische Weiterentwicklungen sowie die Gewährleistung einer außerordentlich hohen Qualität bei allen Ersatzteilen.

Im militärischen Triebwerksgeschäft sind kurzfristige Preisänderungen ausgeschlossen, da auf Basis langfristiger Verträge operiert wird.

Das zivile Instandsetzungsgeschäft stützt sich zu über 50 % auf mittel- und langfristige Vereinbarungen. Das Risiko des Preisverfalls ist begrenzt.

Vorausschauendes Forderungsmanagement
Im zivilen Triebwerksgeschäft und in der zivilen Instandsetzung sind Fluggesellschaften indirekte und direkte Kunden der MTU. Viele haben finanzielle Probleme, planen oder führen Umstrukturierungen durch, schließen sich zusammen oder stehen unter Gläubigerschutz. Ihre Situation wirkt sich auf die Forderungen der MTU und ihrer Partner aus.

Die Kooperationsführer im zivilen Serien- und Ersatzteilgeschäft betreiben ein intensives Forderungsmanagement. In der zivilen Triebwerksinstandsetzung kontrollieren die Verantwortlichen der MTU offene Forderungen in kurzen Zyklen. Vor Vertragsabschlüssen werden mögliche Risiken beurteilt und eventuelle Sicherungsmaßnahmen festgelegt. Soweit angeboten, nutzt die Gesellschaft die Absicherung politischer Kreditrisiken durch Hermesdeckung.

Vorausschauendes Personalmanagement
In der Branche herrscht großer Wettbewerb, um hoch qualifizierte Mitarbeiter für die Entwicklung, Herstellung und Instandhaltung technischer Spitzenprodukte zu gewinnen. Hauptaufgabe des Personalmanagements ist es, Mitarbeiter zu rekrutieren und langfristig zu binden. Die MTU nutzt dabei folgende Instrumente: ein flexibles Entlohnungssystem, umfangreiche Sozialleistungen, ein breit gefächertes Bildungsprogramm mit internen und externen Angeboten, eine gut ausgebaute Gesundheitsvorsorge sowie Rotations- und interne Aufstiegsmöglichkeiten.

Versicherungen schützen vor Katastrophenrisiken
In der Luftfahrtindustrie kann es trotz höchster Qualitätsansprüche in Fertigung und Instandhaltung zu Unfällen kommen. Im militärischen Triebwerksgeschäft (mit Ausnahme des Exports) ist die MTU durch Freistellungen weitgehend von der Haftung für Produktrisiken befreit. Die verbleibenden Haftungen, insbesondere im zivilen Triebwerksgeschäft, sind durch Policen mit umfassender Deckung abgesichert; dazu zählt die Luftfahrthaftpflicht. Bestandsgefährdende Risiken durch Feuer und Betriebsunterbrechungen sind ebenfalls versichert. Nicht versichert ist auf Grund der übermäßig hohen Prämien das Terrorrisiko. Für den Bereich Managerhaftung hat die MTU eine Directors' & Officers' Liability-Versicherung abgeschlossen; außerdem gibt es Versicherungen für nicht bestandsgefährdende Risiken.

Stark rückläufige Verschuldung senkt Zinsbelastung
Die Finanzschulden der MTU beinhalten Zinsrisiken. Die Bankkreditlinie (Revolving Credit Facility), die derzeit mit 75,6 Mio. € und zusätzlich mit Bürgschaften in Höhe von 20,6 Mio. € beansprucht wird, besitzt ein marktübliches variables Zinsniveau. Der Zinssatz könnte unter bestimmten Umständen - wie einer Verschlechterung der finanziellen Situation der MTU - weiter steigen. Im abgelaufenen Geschäftsjahr hat die MTU ihre Finanzschulden um 12,9 % gesenkt und das Zinsrisiko weiter reduziert.

Hohe Priorität für Dollar-Absicherung
Im zivilen Triebwerksgeschäft und in der zivilen Instandhaltung wird in US-Dollar abgerechnet; der größte Teil der Arbeitskosten und ein Teil der Material- und Dienstleistungszukäufe fallen in Euro an. Die MTU rechnet Zukäufe soweit wie möglich in US-Dollar ab, verfügt aber immer über einen US-Dollar-Überschuss, der einem Kursrisiko ausgesetzt bleibt. Ein steigender Euro-Kurs könnte sich nachteilig auf die Ertrags-, Finanz- und Vermögenslage des Unternehmens auswirken.

Um das Kursrisiko zu minimieren, schließt die MTU Terminverkaufsgeschäfte in US-Dollar ab. Diese Sicherungsgeschäfte basieren auf einer Strategie, die sich am aktuellen Kursniveau des US-Dollars

orientiert und anhand der erwarteten Kursentwicklung ein Sicherungsszenario vorgibt, das in Bezug auf die Kurserwartung positiv, negativ oder neutral sein kann. Auf Basis der Handlungsalternativen können Terminverkäufe erfolgen. Die Bewertung dieser Sicherungsgeschäfte erfolgt auf Grundlage der erwarteten US-Dollar-Überschüsse sowie der entsprechend dafür abgeschlossenen Termingeschäfte. Zum 31.12.2006 waren 720 Mio. US-$ zu einem Durchschnittskurs von 1,27 US-$ über Devisentermingeschäfte für die Jahre 2007 / 2008 getätigt. Der Netto-Dollarüberschuss für 2007 ist damit zu 60 % abgesichert.

11.3 Gesamtaussage zur Risikosituation der MTU

Auf Basis ihres Risiko-Management-Systems schätzt die MTU auch das Gesamtrisiko ein. Das System wird von Wirtschaftsprüfern und dem Management regelmäßig überprüft. Zum jetzigen Zeitpunkt sind keine Risiken erkennbar, die zu einer dauerhaften und wesentlich negativen Beeinträchtigung der Ertrags-, Finanz- und Vermögenslage des Konzerns führen könnten. Organisatorisch hat die MTU alle Voraussetzungen geschaffen, um frühzeitig über mögliche Risikosituationen informiert zu sein.

12. Prognosebericht und Ausblick

Bei ihren Erwartungen der zukünftigen Geschäftsentwicklung stützt sich die MTU sowohl auf interne Analysen als auch auf externe Prognosen.

Gesamtaussage

Die Zukunftsaussichten der MTU bleiben positiv: Das zivile Triebwerksgeschäft sowie die zivile Instandhaltung der MTU dürften in den kommenden Jahren schneller wachsen als die Branche.

Für 2007 erwartet die MTU weiterhin ein gutes Geschäft in den operativen Einheiten. Die Ergebnismarge des operativen Geschäfts soll mittelfristig auf 14 bis 15 % erhöht werden. Um den angestrebten Wert zu erreichen, wird die MTU ihre Kostenstrukturen weiter optimieren: Im Jahr 2006 wurde ein Effizienzsteigerungsprogramm gestartet, das insbesondere auf die Reduzierung der indirekten Kosten am Standort München sowie die Senkung der Einkaufskosten zielt. Ferner bereitet die MTU den Aufbau eines neuen Auslandsstandortes in Zentral- oder Osteuropa vor. Neben dem organischen Wachstum prüft die MTU Wachstumschancen durch Unternehmenskäufe.

Für 2007 geht die MTU von einem durchschnittlichen US$-Kurs von 1,30 US-$ pro € aus. Zum 31.12.2006 hat das Unternehmen für das Geschäftsjahr 2007 über Devisentermingeschäfte 500 Mio. US-$ - das sind rund 60% des Nettodollarüberschusses - mit einem Durchschnittskurs von ca. 1,26 abgesichert. Eine Änderung des US-$-Kurses um 0,01 US-$ hat daher eine Auswirkung von rund 1,5 Mio. € auf das operative Ergebnis.

Gesamtwirtschaftliche Entwicklung

Seit drei Jahren legt die Weltwirtschaft durchschnittlich um 4 % im Jahr zu. Für das Jahr 2007 prognostizieren Experten ein globales Wachstum von 4 bis 5 %. Dabei werden erste Anzeichen für eine Konjunkturabschwächung in den USA von überproportionalen Anstiegen insbesondere in den asiatischen Ländern kompensiert.

Branchenentwicklung

Von der allgemeinen Konjunkturentwicklung wird auch der internationale Flugverkehr profitieren: 2007 und in den Folgejahren sollen das Passagier- und Frachtaufkommen um ca. 5 % p.a. wachsen. In etwa gleichem Umfang werden auch die Neuauslieferungen ziviler Triebwerke zunehmen. Anders dagegen der Markt für militärische Antriebe: Hier liegt das europäische Geschäft auf überwiegend stabilem Niveau, Wachstumsraten erzielt primär der weitgehend abgeschottete US-Markt. Das erwar-

tete Flugaufkommen wird sich auf den Markt der zivilen Triebwerksinstandsetzung positiv auswirken - die jährlichen Zuwachsraten dürften bei etwa 7 % liegen.

OEM-Geschäft

Im OEM-Geschäft wird die MTU dank ihres breiten Produkt- und Serviceangebots in allen Schub- und Leistungsklassen sowie der Einbindung in internationale Partnerschaften und Kooperationen auch 2007 an der Entwicklung des Triebwerksmarktes positiv teilhaben.

Im zivilen Triebwerksgeschäft ist das Unternehmen mit dem GP7000 für den Airbus A380 und dem V2500 für die Airbus A320-Familie in den beiden wachstumsstärksten Triebwerkssegmenten vertreten. In allen Schubklassen befindet sich eine Reihe von Programmen mit MTU-Beteiligung noch für längere Zeit in der Serienphase. Diese Programme sorgen für Ersatzteilbedarf. Dazu gehören das V2500, das PW2000 für die Boeing-Typen 757 und C-17, das PW4000Growth für die Boeing 777 und die PWC-Programme für Business- und Regionaljets. Auch die Antriebe der erfolgreichen CF6-Familie für Airbus- und Boeing-Maschinen werden noch über Jahre hinweg eine stabile Grundauslastung sicherstellen. Für 2007 erwartet die MTU im zivilen Triebwerksbereich einen Umsatzanstieg, der über der allgemeinen Branchenentwicklung liegen dürfte.

Im militärischen Bereich orientiert sich die Umsatzentwicklung im Jahr 2007 an den Budgets der auftraggebenden Nationen. Seit Mitte 2006 läuft die Serienauslieferung der zweiten Tranche des Eurofighter-Triebwerks EJ200. Beim Triebwerksprogramm T64 für den militärischen Transporthubschrauber CH-53 rechnet die MTU mit einer dritten Umrüstungstranche auf einen neuen technischen Standard. 2006 wurde die neue MTU-Betriebsstätte im Fliegerhorst Erding eröffnet. Hier werden im Rahmen des erweiterten Kooperativen Modells zwischen der MTU Aero Engines GmbH und der Bundeswehr das Tornado-Triebwerk RB199 und der Hubschrauber-Antrieb RR250-C20 instand gehalten. Für Umsatzrückgänge wird die teilweise Stilllegung der Tornadoflotte sorgen. Insgesamt gesehen erwartet die MTU für 2007 stabile militärische Umsätze.

MRO-Geschäft

Als weltweit größter unabhängiger Anbieter ziviler Instandhaltungsdienstleistungen wird die MTU vom Marktwachstum in diesem Segment profitieren. Der Auftragsbestand und das steigende Flugaufkommen gewährleisten weiterhin eine gute Auslastung der deutschen Standorte. In dem am schnellsten wachsenden Markt der Welt, Asien, ist die MTU mit der MTU Maintenance Zhuhai bestens positioniert. Für die zivile Instandhaltung erwartet die MTU im Jahr 2007 ein Umsatzwachstum, das deutlich über der allgemeinen Marktentwicklung liegen dürfte.

Vorbehalt bei Zukunftsaussagen

Der Prognosebericht enthält zukunftsgerichtete Aussagen, die die gegenwärtigen Auffassungen, Erwartungen und Annahmen der MTU Aero Engines Holding AG widerspiegeln und auf Informationen basieren, die dem Unternehmen zum Zeitpunkt seiner Veröffentlichung zur Verfügung stehen. Zukunftsgerichtete Aussagen bieten keine Gewähr für den tatsächlichen Eintritt zukünftiger Ergebnisse und Entwicklungen, sondern sind mit Risiken und Unsicherheiten verbunden. Die zukünftigen Ergebnisse und Entwicklungen der MTU können auf Grund verschiedener Faktoren wesentlich von den hier formulierten Erwartungen und Annahmen abweichen: Auswirken können sich Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der zyklische Charakter des Luftfahrtmarktes sowie Risiken, die in Zusammenhang mit der Beteiligung der MTU an Triebwerkskonsortien stehen. Auch Entwicklungen auf den Finanzmärkten und Wechselkursschwankungen haben einen Einfluss sowie nationale und internationale Gesetzesänderungen, wenn sie steuerliche Regelungen und Gesetze betreffen, die sich auf die Herstellung und den Einsatz von Triebwerken beziehen. Terroranschläge und deren Folgen erhöhen die Wahrscheinlichkeit von Abweichungen. Für die hier formulierten Aussagen übernimmt die MTU keine Aktualisierungsverpflichtung.

13. Ereignisse nach Geschäftsjahresende

Emission einer Wandelschuldverschreibung in Höhe von 180 Mio. €

Auf der Basis der Ermächtigung durch die Hauptversammlung vom 30. Mai 2005 sowie eines Beschlusses von Vorstand und Aufsichtsrat der MTU Aero Engines Holding AG hat das Unternehmen am 23.1.2007 eine Wandelschuldverschreibung ausgegeben. Das Wertpapier im Gesamtumfang von 180 Mio. € besitzt einen Nennbetrag von 100.000 € je Schuldverschreibung und hat eine Laufzeit von fünf Jahren. Es existiert ein Wandlungsrecht in auf den Namen lautende Stammaktien der Gesellschaft ohne Nennbetrag (Stückaktie) mit einem anteiligen Betrag am Grundkapital von 1 € je Aktie und voller Gewinnanteilberechtigung ab dem Geschäftsjahr ihrer Ausgabe unter Ausschluss des Bezugsrechts der Aktionäre.

Auf der Basis eines Wandlungspreises von 49,50 € ergibt sich ein anfängliches Wandlungsverhältnis von 2.020,20 Aktien je Schuldverschreibung. Der festgesetzte Zinssatz liegt bei 2,75 % und ist jeweils am 1. Februar eines Jahres fällig. Bis spätestens 30. April 2007 soll die Anleihe auch an der Luxemburger Börse zum Handel zugelassen sein. Emittent der Wandelschuldverschreibung ist die am 19. Januar 2007 gegründete MTU Aero Engines Finance B.V. mit Sitz in Amsterdam, die sich zu 100 % im Besitz der MTU Aero Engines Holding AG befindet.

Den Mittelzufluss aus dieser Anleihe plant die MTU für die Rückzahlung des noch ausstehenden Betrags des High Yield Bond, einschließlich des mit der vorzeitigen Rückzahlung verbundenen Aufpreises und der aufgelaufenen Zinsen, zu verwenden. Die MTU plant die High Yield Anleihe am 28. Februar 2007 zurückzunehmen und zeitgleich deren Börsen-Delisting zu beantragen. Nach Rückführung dieser Anleihe beabsichtigt das Unternehmen, die Emittentin - die MTU Aero Engines Investment GmbH - auf die MTU Aero Engines Holding AG zu verschmelzen.

München, den 20. Februar 2007

Udo Stark Bernd Kessler Dr. Rainer Martens Reiner Winkler

elektronischer
Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	07. Mai 2007
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Dividende
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	070512000298
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig.**

MTU Aero Engines Holding AG

München

WKN A0D 9PT
ISIN DE000A0D9PT0

Dividendenbekanntmachung

Die ordentliche Hauptversammlung der MTU Aero Engines Holding AG vom 27. April 2007 hat beschlossen, aus dem Bilanzgewinn des Geschäftsjahres 2006 eine Dividende von 0,82 € je dividendenberechtigter Stückaktie auszuschütten.

Die Auszahlung der Dividende erfolgt ab dem 30. April 2007 unter Abzug von 20 % Kapitalertragsteuer sowie 5,5 % Solidaritätszuschlag auf die Kapitalertragsteuer (zusammen 21,1 %).

Die Zahlstelle unserer Gesellschaft ist die Deutsche Bank AG, Frankfurt am Main.

München, im Mai 2007

MTU Aero Engines Holding AG, München

Prof. Dr. Walter	Ehem… Gemeinschaft D… e.V., Bonn	Betriebsrat der M… München	… Konzern… …Engines		Bernried

…ates nach § 106 AktG

…eruf	Wohnanschrift	Geburtsdatum
…naging Director von Kohlberg, Kravis …berts & Co. Ltd., London	London, GB	27.05.1960
…rsitzender des Vorstandes …einmetall AG	Gerlingen	24.02.1948
…ter Bevollmächtigter der IG Metall …waltungsstelle München	München	01.11.1947
…ssortleiterin beim Vorstand der …Metall, Frankfurt	Frankfurt am Main	16.10.1965
…rsitzender der Geschäftsleitung der …-Holding Schaeffler KG, Herzogen…ach	Herzogenaurach	24.07.1959
…sitzender des Konzernbetriebsrats … MTU Aero Engines GmbH, …nchen	Ried	18.04.1954
…ef Executive Officer der GBS …oratories, LLC., Herndon, Virginia	Winnetka, Illinois, USA	10.02.1949

AG

München

Liste des Aufsichtsrates nach § 106 AktG

Name	Vorname	ausgeübter Beruf	Wohnanschrift	Geburtsdatum
Huth	Johannes P.	Managing Director von Kohlberg, Kravis Roberts & Co. Ltd., London	London, GB	27.05.1960
Eberhardt	Klaus	Vorsitzender des Vorstandes Rheinmetall AG	Gerlingen	24.02.1948
Flassbeck	Harald	Erster Bevollmächtigter der IG Metall Verwaltungsstelle München	München	01.11.1947
Fröhlich	Babette	Ressortleiterin beim Vorstand der IG Metall, Frankfurt	Frankfurt am Main	16.10.1965
Geißinger	Dr. Jürgen M.	Vorsitzender der Geschäftsleitung der INA-Holding Schaeffler KG, Herzogen-aurach	Herzogenaurach	24.07.1959
Hillreiner	Josef	Vorsitzender des Konzernbetriebsrats der MTU Aero Engines GmbH, München	Ried	18.04.1954
Hughes	Louis R.	Chief Executive Officer der GBS Laboratories, LLC., Herndon, Virginia	Winnetka, Illinois, USA	10.02.1949

Keller	Michael	Leiter Rotor/Stator und Produktionsservice der MTU Aero Engines GmbH, München	Aindling	23.11.1955
Kröll	Prof. Dr. Walter	Ehemaliger Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V., Bonn	Marburg	30.05.1938
Mailer	Josef	Freigestellter Betriebsrat der MTU Aero Engines GmbH, München	Hirschenhausen	25.06.1964
Sroka	Günter	Ehem. Vorsitzender des Konzernbetriebsrats der MTU Aero Engines GmbH, München	Dachau	12.03.1945
Steffens	Dr.-Ing. Klaus	Ehem. Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München	Bernried	08.02.1950

München, den 22. Mai 2007

Der Vorstand der MTU Aero Engines Holding AG

Udo Stark

Reiner Winkler

Beglaubigte Ablichtung

RECEIVED

URNr. M 1390 **/2007**
vom 27. April 2007

An das
Amtsgericht München
-Registergericht-
Infanteriestraße 5 – 7

80797 München

HRB 157206
MTU Aero Engines Holding AG
mit dem Sitz in München

Die Hauptversammlung der im Betreff bezeichneten Gesellschaft hat durch Beschluss vom 27. April 2007 beschlossen, § 3 (Bekanntmachungen) der Satzung der Gesellschaft in der Überschrift um die Worte „und Informationen" sowie um einen Absatz 2 zu ergänzen. Der bisherige Text des § 3 wird zu Absatz 1.

Als Anlagen sind der heutigen Anmeldung beigefügt:

- notariell beglaubigte Abschrift der Niederschrift über die Hauptversammlung vom 27. April 2007 zur Urkunde des Notars Prof. Dr. Dieter Mayer, München, URNr. M ..1389......../2007;

- vollständiger Wortlaut der neuen Satzung mit der Bescheinigung des Notars nach § 181 AktG;

Die Unterzeichneten bevollmächtigen hiermit Frau Irene Eberl und Frau Andrea Mayer, beide Notarangestellte im Notariat des beglaubigenden Notars, und zwar jede einzeln und unter Befreiung von den Beschränkungen des § 181 BGB, alle Anmeldungen zum Handelsregister vorzunehmen, die

im Zusammenhang mit der Eintragung der hier angemeldeten und aus den dieser Anmeldung beigefügten Unterlagen ersichtlichen Tatsachen in das Handelsregister erforderlich oder zweckmäßig sind. Die Vollmacht ist jederzeit widerruflich. Dem Handelsregister gegenüber ist die Vollmacht unbeschränkt.

Die Geschäftsräume der Gesellschaft befinden sich unverändert in

Dachauer Straße 665, 80995 München.

Nach Vollzug wird gebeten um

- Vollzugsmitteilung an den Notar und die Gesellschaft
- beglaubigten Handelsregisterauszug direkt an die Gesellschaft.

München, den 27. April 2007

Udo Stark

Reiner Winkler

URNr. 1390 /2007

Hiermit beglaubige ich die Echtheit der vorstehenden, vor mir vollzogenen Unterschriften von

Herrn Udo Stark,
geb. am 21.11.1947,

und

Herrn Reiner Winkler,
geb. am 31.07.1961,

beide geschäftsansässig: Dachauer Straße 665, 80995 München.

Die Herrn Stark und Winkler wiesen sich aus durch Vorlage ihrer amtlichen Lichtbildausweise.

München, den 27. April 2007

PROF. DR. DIETER MAYER NOTAR IN MÜNCHEN

(Prof. Dr. Dieter Mayer)
Notar

zu Tagesordnungspunkt 6:

Wahl des Abschlussprüfers für das Geschäftsjahr 2007;

Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, München, zum Abschlussprüfer für das Geschäftsjahr 2007 zu wählen.

zu Tagesordnungspunkt 7:

Beschlussfassung über die Änderung von § 3 der Satzung (Bekanntmachung);

Der elektronische Versand von Hauptversammlungsunterlagen an die Aktionäre soll künftig möglich sein. Das vom Bundestag beschlossene Transparenzrichtlinie-Umsetzungsgesetz (Gesetz zur Umsetzung der Richtlinie 2004/109/EG des Europäischen Parlaments und des Rates vom 15. Dezember 2004 zur Harmonisierung der Transparenzanforderungen in Bezug auf Informationen über Emittenten, deren Wertpapiere zum Handel auf einem geregelten Markt zugelassen sind, und zur Änderung der Richtlinie 2001/34/EG, veröffentlicht im Bundesgesetzblatt Teil I Nr. 1 vom 10. Januar 2007, S. 10 ff.), das am 20. Januar 2007 in Kraft getreten ist, verlangt als Voraussetzung eines elektronischen Versands von Hauptversammlungsunterlagen die Zustimmung der Hauptversammlung zu dieser Art der Informationsübermittlung. Daher soll die Möglichkeit der Informationsübermittlung an Aktionäre im Wege der Datenfernübertragung bei Vorliegen der erforderlichen Zustimmung in der Satzung verankert werden.

Vorstand und Aufsichtsrat schlagen deshalb vor, folgenden Beschluss zu fassen:

Die Überschrift des § 3 der Satzung wird um die Worte „und Informationen" erweitert und lautet damit „§ 3 Bekanntmachungen und Informationen"

Der bisherige einzige Absatz des § 3 der Satzung wird zu dessen erstem Absatz; zu diesem Zweck wird ihm die Zählung „(1)" vorangestellt.

§ 3 der Satzung wird um folgenden zweiten Absatz ergänzt:

„(2) Die Gesellschaft ist berechtigt, ihren Aktionären Informationen im Wege der Datenfernübertragung zu übermitteln."

Satzung der MTU Aero Engines Holding AG

Stand: April 2007

Erster Teil: Allgemeines

§ 1 Firma, Sitz, Geschäftsjahr

(1) Die Firma der Gesellschaft lautet:

MTU Aero Engines Holding AG

(2) Sie hat ihren Sitz in München.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Januar eines Jahres und endet am 31. Dezember desselben Jahres.

§ 2 Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten

(a) der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung,

(b) der Entwicklung, Herstellung und dem Erwerb und Vertrieb anderer industrieller Erzeugnisse und

(c) der Erbringung von Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb vorerwähnter Erzeugnisse stehen,

tätig sind.

(2) Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

(3) Die Gesellschaft darf alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen. In diesem Rahmen darf die Gesellschaft andere Unternehmen gründen, übernehmen und sich an ihnen beteiligen. Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten.

§ 3 Bekanntmachungen und Informationen

(1) Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

(2) Die Gesellschaft ist berechtigt, ihren Aktionären Informationen im Wege der Datenfernübertragung zu übermitteln.

Zweiter Teil: Grundkapital und Aktien

§ 4 Grundkapital

(1) Das Grundkapital der Gesellschaft beträgt € 55.000.000,00 (in Worten: Euro fünfundfünfzig Millionen) und ist eingeteilt in 55.000.000 Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen.
Das Grundkapital wurde in Höhe von € 40.000.000,00 (in Worten: Euro vierzig Millionen) als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht.

(2) Bei Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 AktG festgesetzt werden.

(3) Die Form der Aktienurkunden, der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrates fest.

(4) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(5) Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt € 5.500.000,00 (in Worten: Euro fünf Millionen fünfhunderttausend) zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit

Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrates auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

(6) Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ist der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem ist der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

(7) Das Grundkapital der Gesellschaft ist um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden Stückaktien bedingt erhöht.
Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis.
Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am

31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.
Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen.

Dritter Teil: Vorstand

§ 5 Zusammensetzung des Vorstands

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder bestimmt im Übrigen der Aufsichtsrat. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Aufsichtsrat erlässt die Geschäftsordnung für den Vorstand sowie den Katalog der zustimmungsbedürftigen Geschäfte.

§ 6 Vertretungsmacht

(1) Die Gesellschaft wird vertreten

- durch zwei Vorstandsmitglieder oder
- durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gem. § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

Vierter Teil: Der Aufsichtsrat

§ 7 Zusammensetzung des Aufsichtsrats

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern, und zwar aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden und sechs Mitgliedern, die von den Arbeitnehmern nach dem Mitbestimmungsgesetz 1976 gewählt werden. Dem Aufsichtsrat dürfen nicht mehr als zwei ehemalige Mitglieder des Vorstands angehören.

(2) Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, werden die Aufsichtsratsmitglieder und gegebenenfalls die Ersatzmitglieder bis zur Beendigung der ordentlichen Hauptversammlung bestellt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Jahr, in welchem die Amtszeit beginnt, wird nicht mitgerechnet.

(3) Die Wahl eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt.

(4) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Anteilseigner erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(5) Jedes Mitglied oder Ersatzmitglied des Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung mit Wirkung zum Ende des auf die Erklärung folgenden Kalendermonats auch ohne wichtigen Grund niederlegen. Der Vorsitzende des Aufsichtsrats - oder im Falle einer Amtsniederlegung durch den Vorsitzenden sein Stellvertreter - kann einer Verkürzung der vorgenannten Niederlegungsfrist oder einem Verzicht auf die Wahrung der Niederlegungsfrist zustimmen.

(6) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

§ 8 Der Vorsitzende des Aufsichtsrats und sein Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG 1976 aus seiner Mitte einen Vorsitzenden und einen Stellvertreter für die in § 7 Abs. 2 dieser Satzung bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Anteilseigner bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung. Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

(2) Willenserklärungen des Aufsichtsrats und seiner Ausschüsse werden namens des Aufsichtsrats durch den Vorsitzenden oder, im Falle seiner Verhinderung, durch dessen Stellvertreter abgegeben.

§ 9 Geschäftsordnung und Ausschüsse

(1) Der Aufsichtsrat gibt sich im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung eine Geschäftsordnung.

(2) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe einen Ausschuss, dem der Vorsitzende, sein Stellvertreter sowie je ein von den Mitgliedern der Arbeitnehmer und von den Mitgliedern der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören. Der Aufsichtsrat kann aus seiner Mitte weitere Ausschüsse bilden und deren Aufgaben und Befugnisse festsetzen. Den Ausschüssen können auch Entscheidungsbefugnisse übertragen werden. Für ihr Verfahren gelten die §§ 10 und 11 entsprechend. Dies gilt auch für das Zweitstimmrecht gemäß § 11 Abs. 4, das dem jeweiligen Ausschussvorsitzenden zusteht, nicht aber seinem Stellvertreter.

(3) Der Aufsichtsrat und die Ausschüsse können sich bei der Wahrnehmung ihrer Aufgaben der Unterstützung sachverständiger Personen bedienen. Sie können zu ihren Sitzungen Sachverständige und Auskunftspersonen hinzuziehen.

§ 10 Einberufung

(1) Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden, im Falle seiner Verhinderung durch dessen Stellvertreter, mit einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist abkürzen.

(2) Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen und Beschlussvorschläge zu übermitteln. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall vorliegt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende des Aufsichtsrats oder im Falle von dessen Verhinderung sein Stellvertreter kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 11 Beschlussfassung

(1) Der Aufsichtsrat ist beschlussfähig, wenn alle Mitglieder ordnungsgemäß eingeladen sind und mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Die Beschlussfassung über einen Gegenstand der Tagesordnung, der nicht rechtzeitig angekündigt war, ist nur zulässig, wenn kein anwesendes Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung zu widersprechen. Der Beschluss wird erst wirksam, wenn keines der abwesenden Aufsichtsratsmitglieder innerhalb der vom Vorsitzenden festgesetzten Frist widerspricht.

(2) Den Vorsitz führt der Vorsitzende des Aufsichtsrats oder, im Falle seiner Verhinderung, dessen Stellvertreter. Der Vorsitzende bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen. Bei Stimmengleichheit entscheidet er, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(3) Beschlüsse des Aufsichtsrats werden mit einfacher Stimmenmehrheit gefaßt, soweit das Gesetz nichts anderes bestimmt. Dies gilt auch für Wahlen.

(4) Ergibt eine Abstimmung Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand der Vorsitzende des Aufsichtsrats, wenn auch sie Stimmengleichheit ergibt, zwei Stimmen. Dem stellvertretenden Aufsichtsratsvorsitzenden steht das Zweitstimmrecht nicht zu.

(5) Ein abwesendes Aufsichtsratsmitglied kann seine schriftliche Stimmabgabe durch ein anderes Aufsichtsratsmitglied überreichen lassen. Dies gilt auch für die Abgabe der zweiten Stimme des Vorsitzenden des Aufsichtsrats.

(6) Beschlüsse werden regelmäßig in Sitzungen gefasst. Außerhalb von Sitzungen ist eine Beschlussfassung durch schriftliche, telegraphische, fernmündliche, fernschriftliche Stimmabgabe, auch unter Einsatz moderner Telekommunikationsmittel (Telefon- und Videokonferenzen, e-Mail etc.), zulässig, wenn sie der Vorsitzende des Aufsichtsrats oder im Verhinderungsfall dessen Stellvertreter aus besonderen Gründen anordnet oder sich sämtliche Aufsichtsratsmitglieder an der Abstimmung beteiligen.

(7) Die Unwirksamkeit eines Aufsichtsratsbeschlusses kann nur innerhalb eines Monats nach Kenntnis des Beschlusses durch Klage geltend gemacht werden.

(8) Über die Beschlüsse und Sitzungen des Aufsichtsrats und seiner Ausschüsse ist eine Niederschrift zu fertigen, die von dem Leiter der jeweiligen Sitzung oder im Falle des § 11 Abs. 6 vom Vorsitzenden des Aufsichtsrats oder im Verhinderungsfall von dessen Stellvertreter zu unterzeichnen ist.

§ 12 Vergütung der Aufsichtsratsmitglieder

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von € 30.000,-- (in Worten: Euro dreißigtausend).

(2) Die Vergütung beträgt für den Vorsitzenden das Dreifache und für seinen Stellvertreter das Eineinhalbfache der Vergütung nach Abs. 1.

(3) Mitglieder des Aufsichtsrats, die einem Ausschuss angehören, erhalten über die Vergütung gemäß Abs. 1 hinaus zusätzlich € 5.000,-- (in Worten. Euro fünftausend) und, sofern sie den Vorsitz des Ausschusses innehaben, zusätzlich weitere € 10.000,-- (in Worten: Euro zehntausend). Dies gilt nicht für die Mitgliedschaft in dem zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe gebildeten Ausschuss, die mit keiner zusätzlichen Vergütung verbunden ist.

(4) Mitglieder des Aufsichtsrats, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat angehören oder die in Abs. 2 bezeichneten Funktionen wahrgenommen haben, erhalten für jeden angefangenen Monat eine anteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von € 3.000,-- (in Worten: Euro dreitausend) pro Sitzung, jedoch höchstens € 3.000,-- je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis erforderliche Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft gewährt den Aufsichtsratsmitgliedern angemessenen Versicherungsschutz; insbesondere schließt die Gesellschaft zugunsten der Aufsichtsratsmitglieder eine D&O-Versicherung ab.

§ 13 Änderungen der Satzungsfassung

Der Aufsichtsrat ist befugt, Änderungen der Satzung, die nur deren Fassung betreffen, zu beschließen.

Fünfter Teil: Die Hauptversammlung

§ 14 Einberufung der Hauptversammlung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 Kilometern um den Sitz der Gesellschaft statt.

(2) Die Hauptversammlung wird mindestens 30 Tage vor dem Ende der Frist für die Anmeldung gemäß § 15 Abs. 1 einberufen. Der Tag der Einberufung und der Tag, bis zu dessen Ablauf die Anmeldung zu erfolgen hat, werden hierbei nicht mitgerechnet.

§ 15 Recht zur Teilnahme an der Hauptversammlung

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft eingetragen sind und ihre Aktien spätestens am 7. Tag vor der Hauptversammlung bei der Gesellschaft schriftlich, per Telefax oder in einer anderen vom Vorstand in der Einladung zur jeweiligen Hauptversammlung bestimmten (z.B. elektronischen) Weise angemeldet haben. Der Vorstand kann in der Einladung zur jeweiligen Hauptversammlung einen späteren Anmeldetermin bestimmen.

§ 16 Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigen ausgeübt werden. Für die Vollmacht ist die schriftliche Form erforderlich und ausreichend.

(3) Werden von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt, so kann die Vollmacht schriftlich, per Telefax oder auf elektronischem Weg auf eine von der Gesellschaft näher zu bestimmende Weise erteilt werden. Die Einzelheiten werden zusammen mit der Einladung zur Hauptversammlung bekannt gemacht.

§ 17 Leitung der Hauptversammlung

(1) Die Hauptversammlung wird von dem Vorsitzenden des Aufsichtsrats geleitet. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er niemanden zu seinem Vertreter bestimmt, so leitet die Hauptversammlung ein von den Anteilseignervertretern im Aufsichtsrat gewähltes Aufsichtsratsmitglied.

(2) Der Vorsitzende leitet die Verhandlungen und bestimmt die Art, Reihenfolge und Form der Abstimmungen. Er kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen.
Der Vorsitzende kann auch das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken; er kann insbesondere den zeitlichen Rahmen des Versammlungsverlaufs, der Aussprache zu den einzelnen Tagesordnungspunkten sowie des einzelnen Frage- und Redebeitrags angemessen festsetzen.

§ 18 Beschlussfassung der Hauptversammlung

(1) Die Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht das Gesetz zwingend etwas anderes vorschreibt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals erfordert, genügt, sofern nicht durch Gesetz etwas anderes zwingend vorgeschrieben ist, die einfache Mehrheit des vertretenen Grundkapitals.

(2) Im Falle der Stimmengleichheit gilt, ausgenommen bei Wahlen, ein Antrag als abgelehnt.

(3) Sofern bei Wahlen im ersten Wahlgang die einfache Stimmenmehrheit nicht erreicht wird, findet eine Stichwahl zwischen den beiden Personen statt, die die höchsten Stimmzahlen erhalten haben. Bei gleicher Stimmzahl im zweiten Wahlgang entscheidet das Los.

Sechster Teil: Jahresabschluss, Lagebericht und Verwendung des Bilanzgewinnes

§ 19 Jahresabschluss und Lagebericht, Entlastung des Vorstands und des Aufsichtsrats

(1) Der Vorstand hat den Lagebericht und den Jahresabschluss sowie den Konzernabschluss und den Konzernlagebericht für das vergangene Geschäftsjahr innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich danach den Abschlussprüfern und dem Aufsichtsrat vorzulegen. Zugleich hat der Vorstand den Vorschlag für die Verwendung des Bilanzgewinns dem Aufsichtsrat vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzlichen Rücklagen einzustellenden Beträge und eines etwaigen Verlustvortrags verbleibt, ganz oder zum Teil in andere Gewinnrücklagen einzustellen, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals nicht übersteigen oder nach Einstellung übersteigen würden.

§ 20 Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats, über die Verwendung des Bilanzgewinns und über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

§ 21 Gründungsaufwand

(1) Die Gründungskosten (Notariatsgebühren, Gerichtskosten u.a.) in Höhe von ca. € 800,00 trägt der Gesellschafter.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten (insbesondere Rechtsberatungs-, Prüfungs-, Notar- und Gerichtskosten sowie Kosten der Veröffentlichung) und Steuern bis zu einem Betrag von insgesamt € 150.000,- (in Worten: Euro Einhundertfünfzigtausend) trägt die Gesellschaft.

- Ende der Satzung -

elektronischer
Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	15. Mai 2007
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Verschmelzung
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	070512002657
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

MTU Aero Engines Holding AG

München

Hinweis auf eine bevorstehende Verschmelzung gemäß § 62 Abs. 3 UmwG

Die MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München, eingetragen im Handelsregister des Amtsgerichtes München unter HRB 157206 beabsichtigt, als übernehmende Gesellschaft im Wege der Verschmelzung durch Aufnahme (§ 2 Nr. 1 UmwG) ihre 100%ige Tochtergesellschaft MTU Aero Engines Investment GmbH mit Sitz in München, eingetragen im Handelsregister des Amtsgerichtes München unter HRB 153957, als übertragende Gesellschaft ohne Gewährung neuer Aktien zu übernehmen.

Der Entwurf des Verschmelzungsvertrages ist zum Handelsregister der MTU Aero Engines Holding AG eingereicht; er kann ferner ebenso wie die Jahresabschlüsse und - sofern vorhanden - die Lageberichte der an der Verschmelzung beteiligten Rechtsträger für die letzten drei Geschäftsjahre in den Geschäftsräumen der MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München, eingesehen werden. Auf Verlangen wird jedem Aktionär der MTU Aero Engines Holding AG unverzüglich und kostenlos eine Abschrift dieser Unterlagen erteilt.

Nach § 62 Abs. 1 Satz 1 UmwG ist ein Verschmelzungsbeschluss (Hauptversammlungsbeschluss) der übernehmenden MTU Aero Engines Holding AG zur Aufnahme der übertragenden Gesellschaft nicht erforderlich. Aktionäre, deren Anteile zusammen den zwanzigsten Teil des Grundkapitals der MTU Aero Engines Holding AG erreichen, haben jedoch gemäß § 62 Abs. 3 in Verbindung mit Absatz 2 UmwG das Recht, die Einberufung einer Hauptversammlung zu verlangen, in der über die Zustimmung zu der Verschmelzung beschlossen wird.

München, im Mai 2007

MTU Aero Engines Holding AG

Der Vorstand

MTU Aero Engines

Press Release

MTU Aero Engines Holding AG:
New facility in Poland adds 15 million euros annually to the group's earnings from 2011

Munich, May 29, 2007 - MTU Aero Engines is going to build a new foreign location named MTU Aero Engines Polska in Rzeszów, in the southeast of Poland. This has been decided by the board of management today. The new site is intended to develop, manufacture and repair engine components. MTU will invest about 50 million euros in the new company within the next three years. Starting in 2011, the cost advantages of the new facility will add some 15 million euros annually to the group's earnings. The decision still needs approval by the MTU supervisory board.

Construction of the new factory will begin in autumn of this year, and production is scheduled to be launched in early 2009. Initially, the company will have about 100 employees, their number being expected to rise to about 400 by 2012. The addition of the Polish location is part of MTU's comprehensive structural concept that optimizes and in part reassigns work at the current locations, especially Munich, Hannover and Ludwigsfelde near Berlin.

Contact for media representatives:
Eckhard Zanger
Leiter Unternehmenskommunikation und Investor Relations
Tel.: ++49 89 1489 9113
Fax: ++49 89 1489 9140

Contact for investors and analysts:
Claudia Heinle
Investor Relations
Tel.: ++49 89 1489 3911
Fax: ++49 89 1489 99354

MTU Aero Engines GmbH
Corporate Communications
and Investor Relations
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

END